Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

CINTAS CORPORATION,

BRUIN MERGER SUB I, INC.,

BRUIN MERGER SUB II, LLC

and

UNIFIRST CORPORATION

Dated as of March 10, 2026

TABLE OF CONTENTS

i

Section 8.11	Consent to Jurisdiction	88
Section 8.12	Counterparts	89
Section 8.13	WAIVER OF JURY TRIAL	89
Section 8.14	Certificates	89
Section 8.15	Waiver of Claims Against Financing Sources	89

APPENDICES

Appendix A	Definitions

Exhibit A	Form of Voting and Support Agreement

v

INDEX OF DEFINED TERMS

Term Section

Affiliate	Appendix A
Agreement	Preamble
Anti-Corruption Laws	Section 3.19(a)
Antitrust Laws	Section 3.5(b)
Articles of Organization	Section 3.1
Bonus Plans	Section 5.11(e)
Book-Entry Shares	Section 2.1(a)(ii)(B)
Business Day	Appendix A
Bylaws	Section 3.1
Canceled Shares	Section 2.1(a)(i)
Certificates	Section 2.1(a)(ii)(B)
Closing	Section 1.2
Closing Date	Section 1.2
Code	Appendix A
Commitment Letter	Section 4.15
Company	Preamble
Company 401(k) Plan	Section 5.11(g)
Company Acquisition Proposal	Appendix A
Company Adverse Recommendation Change	Section 5.7(c)(iii)
Company Benefit Plan	Appendix A
Company Board	Recitals
Company Capitalization Date	Section 3.2(a)
Company Class B Common Stock	Appendix A
Company Common Stock	Appendix A
Company Disclosure Letter	Appendix A
Company Equity Awards	Appendix A
Company Equity Plans	Appendix A
Company ERISA Affiliate	Appendix A
Company Final Price	Appendix A
Company Fundamental Representations	Section 6.2(a)
Company Intervening Event	Appendix A
Company Lease	Appendix A
Company Leased Real Property	Appendix A
Company Material Contract	Section 3.14(a)
Company Owned IP	Appendix A
Company Owned Real Property	Appendix A
Company Permits	Section 3.10(a)
Company PSU Award	Appendix A
Company Recommendation	Appendix A
Company Registered IP	Section 3.15(a)
Company Related Parties	Section 7.3(d)

Company Related Party Transaction	Section 3.25
Company RSU Award	Appendix A
Company SAR Award	Appendix A
Company SAR Shares	Section 2.3(b)(i)
Company SEC Documents	Section 3.6(a)
Company Service Provider	Appendix A
Company Shareholder Approval	Section 3.4
Company Shareholders’ Meeting	Section 5.4(b)
Company Stock	Appendix A
Company Superior Proposal	Appendix A
Company Tax Counsel	Appendix A
Company Termination Fee	Appendix A
Confidentiality Agreement	Appendix A
Consent	Section 3.5(b)
Continuation Period	Section 5.11(a)
Continuing Company PSU Award	Section 2.3(c)(ii)
Continuing Company RSU Award	Section 2.3(a)(ii)
Continuing Company SAR Award	Section 2.3(b)(ii)
Contract	Appendix A
Control	Appendix A
Converted RSU	Section 2.3(a)(ii)
Converted SAR Award	Section 2.3(b)(ii)
Covered Employees	Section 5.11(a)
Current Insurance	Section 5.8(c)
D&O Indemnified Parties	Section 5.8(a)
Debt Financing Sources Related Parties	Section 5.15(c)(v)
Debt Letters	Section 4.15
Deemed Performance Level	Appendix A
Deferred Compensation Plan	Appendix A
Delaware Secretary	Appendix A
DGCL	Recitals
DLLCA	Recitals
EDGAR	Article III
Employee Benefit Plan	Annex A
Environmental Laws	Appendix A
Equity Award Conversion Ratio	Appendix A
ERISA	Appendix A
Excess Shares	Section 2.1(d)
Exchange Act	Appendix A
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Exchange Ratio	Section 2.1(a)(ii)
Excluded Benefits	Section 5.11(b)
Executive Plan Participant	Section 3.12(h)
Existing Company Credit Agreement	Appendix A
Existing Parent Credit Agreement	Appendix A

FCPA	Appendix A
Fee Letter	Section 4.15
Financing	Section 4.15
Financing Materials	Section 5.15(c)(v)
Financing Parties	Section 5.15(a)
Financing Source Parties	Appendix A
Financing Source Party Provisions	Section 7.4
First Articles of Merger	Section 1.3(a)
First Certificate of Merger	Section 1.3(a)
First Effective Time	Section 1.3(a)
First Merger	Recitals
Form S-4	Section 3.11
GAAP	Appendix A
Governmental Authority	Appendix A
Hazardous Materials	Appendix A
HSR Act	Appendix A
Indebtedness	Appendix A
Initial Lenders	Section 4.15
Intellectual Property	Appendix A
Intended Purpose	Section 5.6
IRS	Appendix A
IT Assets	Appendix A
Knowledge	Appendix A
Labor Agreement	Appendix A
Law	Appendix A
Lien	Appendix A
Massachusetts Secretary	Appendix A
Material Adverse Effect	Appendix A
Maximum Amount	Section 5.8(c)
MBCA	Recitals
Merger Consideration	Section 2.1(a)(ii)
Merger Sub Inc.	Preamble
Merger Sub LLC	Preamble
Merger Sub LLC Common Interests	Section 4.2(e)
Mergers	Recitals
Multiemployer Plan	Annex A
NASDAQ	Appendix A
Non-U.S. Plan	Appendix A
NYSE	Appendix A
OFAC	Appendix A
Order	Appendix A
Outstanding Company PSU Award	Section 2.3(c)
Outstanding Company RSU Award	Section 2.3(a)
Parent	Preamble
Parent 401(k) Plan	Section 5.11(g)
Parent Benefit Plan	Appendix A

Parent Board	Recitals
Parent Capitalization Date	Section 4.2(a)
Parent Common Stock	Appendix A
Parent Common Stock Reference Price	Appendix A
Parent Credit Facilities	Appendix A
Parent Disclosure Letter	Appendix A
Parent Equity Plans	Appendix A
Parent Fundamental Representations	Section 6.3(a)
Parent Organizational Documents	Appendix A
Parent Related Parties	Section 7.3(d)
Parent SEC Documents	Section 4.6(a)
Parent Tax Counsel	Appendix A
Parent Termination Fee	Appendix A
Payoff Amount	Section 5.19
Per Share Cash Amount	Section 2.1(a)(ii)
Per Share Stock Amount	Section 2.1(a)(ii)
Permitted Lien	Appendix A
Person	Appendix A
Personal Data	Appendix A
Proceeding	Appendix A
Prohibited Modifications	Section 5.15(b)(iv)
Proxy Statement	Section 3.11
Release	Appendix A
Representative	Appendix A
Required Financial Statements	Section 5.15(c)(i)
Restraint	Section 6.1(f)
Sanctioned Country	Appendix A
Sanctioned Person	Appendix A
Sanctions	Appendix A
Sarbanes-Oxley Act	Appendix A
SEC	Appendix A
Second Certificate of Merger	Section 1.3(b)
Second Effective Time	Section 1.3(b)
Second Merger	Recitals
Section 409A	Section 2.3(a)(ii)
Securities Act	Appendix A
Security	Appendix A
Service Provider	Appendix A
Software	Appendix A
Subsidiary	Appendix A
Substitute Financing	Section 5.15(b)(iv)
Surviving Corporation	Recitals
Surviving Corporation Share	Section 2.1(a)(iii)
Surviving Entity	Recitals
Tax	Appendix A
Tax Counsels	Appendix A

Tax Returns	Appendix A
Taxes	Appendix A
Terminating Company PSU Award	Section 2.3(c)(i)
Terminating Company RSU	Section 2.3(a)(i)
Terminating Company SAR Award	Section 2.3(b)(i)
Termination Date	Section 7.1(b)(i)
Trade Secrets	Appendix A
Trademarks	Appendix A
Treasury Regulations	Appendix A
Voting and Support Agreement	Recitals
WARN Act	Appendix A

x

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 10, 2026, is made by and among (i) Cintas Corporation, a Washington corporation (“Parent”), (ii) Bruin Merger Sub I, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub Inc.”), (iii) Bruin Merger Sub II, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Parent (“Merger Sub LLC”), and (iv) UniFirst Corporation, a Massachusetts corporation (the “Company”). Defined terms used in this Agreement have the respective meanings ascribed to them herein.

W I T N E S S E T H:

WHEREAS, the parties hereto wish to effect the acquisition of the Company by Parent by means of a merger of Merger Sub Inc. with and into the Company, with the Company surviving such merger (the “Surviving Corporation”) as a wholly owned subsidiary of Parent (the “First Merger”), immediately followed by a merger of the Surviving Corporation with and into Merger Sub LLC, with Merger Sub LLC surviving such merger (the “Surviving Entity”) as a wholly owned subsidiary of Parent (the “Second Merger” and, together with the First Merger, the “Mergers”);

WHEREAS, the respective boards of directors of Parent (the “Parent Board”), the Company (the “Company Board”) and Merger Sub Inc. have adopted, approved and declared in the best interests of their respective shareholders this Agreement and the transactions contemplated by this Agreement, including the Mergers, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the Massachusetts Business Corporation Act, as amended (the “MBCA”) and the Delaware General Corporate Law, as amended (the “DGCL”), as applicable;

WHEREAS, the sole member of Merger Sub LLC has approved this Agreement and the transactions contemplated by this Agreement, including the Mergers, upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the MBCA and the Delaware Limited Liability Company Act, as amended (the “DLLCA”);

WHEREAS, the Company Board has, subject to Section 5.7, unanimously resolved to recommend that the Company’s shareholders approve this Agreement and the transactions contemplated hereby;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and certain shareholders of the Company have entered into a voting and support agreement in the form attached as Exhibit A hereto (the “Voting and Support Agreement”) pursuant to which, and subject to the terms thereof, among other things, such shareholders agreed to vote the shares of Company Stock beneficially owned by each of them in favor of the approval of this Agreement and the transactions contemplated hereby;

WHEREAS, for U.S. federal income Tax purposes, it is intended that (i) the Mergers shall be treated as part of a single, integrated transaction (as described in Rev. Rul. 2001-46, 2001-2 C.B. 321) that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code, and (iii) each of Parent and the Company be a party to such reorganization within the meaning of Section 368(b) of the Code; and

WHEREAS, each of Parent, Merger Sub Inc., Merger Sub LLC and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Mergers and also to prescribe various conditions to the Mergers.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I

THE MERGERS

Section 1.1    The Mergers.

(a)    Upon the terms and subject to the conditions of this Agreement, and in accordance with the MBCA and the DGCL, at the First Effective Time, Merger Sub Inc. shall be merged with and into the Company, whereupon the separate existence of Merger Sub Inc. shall cease, and the Surviving Corporation shall continue as the surviving corporation of the First Merger and a wholly owned Subsidiary of Parent.

(b)    Upon the terms and subject to the conditions of this Agreement, and in accordance with the MBCA and the DLLCA, immediately following the First Effective Time, the Surviving Corporation shall be merged with and into Merger Sub LLC, whereupon the separate existence of the Surviving Corporation shall cease, and the Surviving Entity shall continue as the surviving entity of the Second Merger and a wholly owned Subsidiary of Parent.

Section 1.2    The Closing. Subject to the provisions of Article VI, the closing of the Mergers (the “Closing”) shall take place at 10:00 a.m. (New York, New York, United States time) on a date to be specified by the parties hereto, but no later than the fifth (5th) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time, date or place is agreed to in writing by the parties hereto (such date being the “Closing Date”). The Closing shall take place remotely, by electronic exchange of deliverables.

Section 1.3    Effective Time.

(a)    Concurrently with the Closing, the Company shall cause the articles of merger with respect to the First Merger (the “First Articles of Merger”) to be executed and filed with the Massachusetts Secretary as provided under the MBCA and the certificate of merger with respect to the First Merger (the “First Certificate of Merger”) to be executed and filed with the Delaware Secretary as provided under the DGCL. The First Merger shall become effective at the time the First Articles of Merger has been duly filed with the Massachusetts Secretary and the First Certificate of Merger has been duly filed with the Delaware Secretary or at such other date and time as is agreed between Parent and the Company and specified in the First Articles of Merger and the First Certificate of Merger, but in all cases prior to the Second Effective Time (such date and time being hereinafter referred to as the “First Effective Time”). The First Merger shall have the effects set forth in this Agreement and the applicable provisions of the MBCA and the DGCL.

(b)    Immediately following the First Effective Time, the parties shall cause a certificate of merger with respect to the Second Merger (the “Second Certificate of Merger”) to be duly executed and filed with the Delaware Secretary and the Massachusetts Secretary, in each case as provided under the DLLCA and the MBCA. The Second Merger shall become effective at the time the Second Certificate of Merger has been duly filed with the Delaware Secretary and the Massachusetts Secretary or at such other date and time as is agreed between Parent and the Company and specified in the Second Certificate of Merger, but in all cases after the First Effective Time (such date and time being hereinafter referred to as the “Second Effective Time”). The Second Merger shall have the effects set forth in this Agreement and the applicable provisions of the DLLCA and the MBCA.

Section 1.4    Certificate of Incorporation; Bylaws.

(a)    At the First Effective Time, (i) the articles of organization of the Company, shall be amended and restated in their entirety to be in the form of the certificate of incorporation of Merger Sub Inc. as in effect immediately prior to the First Effective Time (other than such amendments or modifications as may be necessary so the name of the Surviving Corporation is the name of the Company and to comply with Massachusetts law), and such articles of organization, as so amended and restated, shall be the articles of organization of the Surviving Corporation, and (ii) the bylaws of Merger Sub Inc., as in effect immediately prior to the First Effective Time, shall be the bylaws of the Surviving Corporation without any amendments or modifications thereto (other than such amendments or modifications as may be necessary so the name of the Surviving Corporation is the name of the Company and to comply with Massachusetts law), each until the Second Effective Time.

(b)    At the Second Effective Time, the certificate of formation and operating agreement of Merger Sub LLC shall be the certificate of formation and operating agreement of the Surviving Entity (which, for the avoidance of doubt, shall be consistent with the requirements of Section 5.8), until thereafter amended in accordance with applicable Law, the applicable provisions of such certificate of formation and operating agreement and subject to Section 5.8.

Section 1.5    Board of Directors; Officers.

(a)    From the First Effective Time until the Second Effective Time, the directors and officers of the Company as of immediately prior to the First Effective Time shall be the directors and officers of the Surviving Corporation.

(b)    From and after the Second Effective Time, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law and the certificate of organization and operating agreement of the Surviving Entity, (i) the managers of Merger Sub LLC as of immediately prior to the Second Effective Time shall be the managers of the Surviving Entity, and (ii) the officers of Merger Sub LLC as of immediately prior to the Second Effective Time shall be the officers of the Surviving Entity.

Section 1.6    Tax Treatment of the Mergers. For U.S. federal income Tax purposes, it is intended that (i) the Mergers shall be treated as part of a single, integrated transaction (as described in Rev. Rul. 2001-46, 2001-2 C.B. 321) that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) this Agreement be, and is hereby adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code, and (iii) each of Parent and the Company be a party to such reorganization within the meaning of Section 368(b) of the Code.

Article II
Effect of the MergerS on Capital Stock; Exchange of Certificates

Section 2.1    Effect on Securities.

(a)    At the First Effective Time, by virtue of the First Merger and without any action on the part of the Company, Parent, Merger Sub Inc., Merger Sub LLC or the holders of any securities of the Company, Merger Sub Inc. or Merger Sub LLC:

(i)    Each share of Company Stock held in the Company’s treasury or held directly by a Subsidiary of the Company, Parent, Merger Sub Inc. or Merger Sub LLC immediately prior to the First Effective Time shall automatically be canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof (such shares, “Canceled Shares”).

(ii)

(A)    Each share of Company Stock issued and outstanding immediately prior to the First Effective Time (other than Canceled Shares) shall be automatically canceled and converted into the right to receive, subject to, the terms, conditions and procedures set forth in this Article II, (x) $155 in cash (the “Per Share Cash Amount”) and (y) 0.7720 shares (the “Exchange Ratio”) of validly issued, fully paid and nonassessable Parent Common Stock (the “Per Share Stock Amount” and collectively with the Per Share Cash Amount and, if applicable, cash in lieu of fractional shares of Parent Common Stock payable in accordance with Section 2.1(d), the “Merger Consideration”), in each case, without interest and subject to any required Tax withholding as provided in Section 2.8.

(B)    Each share of Company Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a)(ii) shall no longer be outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”), which immediately prior to the First Effective Time represented such Company Stock, shall cease to have any rights with respect to such Company Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration to be issued in consideration therefor and any dividends or other distributions to which holders become entitled to upon the surrender of such Certificate or Book-Entry Share in accordance with this Article II, in each case, without interest.

(iii)    Each share of common stock, par value $0.01 per share, of Merger Sub Inc. issued and outstanding immediately prior to the First Effective Time shall be automatically canceled and converted into and become one (1) newly issued fully paid share of common stock, par value $0.10 per share, of the Surviving Corporation (the “Surviving Corporation Share”).

(b)    At the Second Effective Time, by virtue of the Second Merger and without any action on the part of the Surviving Corporation, Parent, Merger Sub LLC or the holders of any securities of the Surviving Corporation or Merger Sub LLC, (i) the Surviving Corporation Share issued and outstanding immediately prior to the Second Effective Time shall be automatically canceled and retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof, (ii) each Merger Sub LLC Common Interest shall remain outstanding as a limited liability company interest in the Surviving Entity, and (iii) Parent or one of its Subsidiaries shall become the sole member of the Surviving Entity.

(c)    Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the First Effective Time, any change in the number or type of outstanding shares of Parent Common Stock or Company Stock shall occur as a result of a reclassification, recapitalization, exchange, stock split (including a reverse stock split), combination or readjustment of shares or any stock dividend or stock distribution with a record date during such period (but, for the avoidance of doubt, excluding any change that results from (i) the exercise or settlement of compensatory equity awards of Parent or the Company or (ii) the grant of equity-based compensation by Parent or the Company), the Merger Consideration (and components thereof) and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.1(c) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

(d)    No certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the cancellation and conversion of Company Stock pursuant to Section 2.1(a)(ii), and such fractional share interests shall not entitle the owner thereof to any Parent Common Stock or to vote or to any other rights of a holder of Parent Common Stock. As promptly as practicable following the First Effective Time, the Exchange Agent shall determine the excess of (i) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent for issuance to holders of Certificates or Book-Entry Shares over (ii) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Certificates or Book-Entry Shares (such excess being herein referred to as the “Excess Shares”). As soon as practicable after the First Effective Time, the Exchange Agent, as agent for such holders of Certificates or Book-Entry Shares, shall sell the Excess Shares at then prevailing prices on the NASDAQ, all in the manner provided herein. The sale of the Excess Shares by the Exchange Agent shall be executed on the NASDAQ and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to the holders of Certificates or Book-Entry Shares, the Exchange Agent shall hold such proceeds in trust for such holders. The net proceeds of any such sale or sales of Excess Shares to be distributed to the holders of Certificates or Book-Entry Shares shall be reduced by any and all commissions, transfer Taxes and other out-of-pocket transaction costs, as well as any expenses, of the Exchange Agent incurred in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Certificates or Book-Entry Shares shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Certificates or Book-Entry Shares is entitled (after taking into account all Certificates and Book-Entry Shares then held by such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Certificates or Book-Entry Shares are entitled. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Certificates or Book-Entry Shares with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders subject to and in accordance with this Section 2.1(d).

Section 2.2    Exchange of Certificates.

(a)    Prior to the First Effective Time, Parent shall enter into a customary exchange agreement reasonably satisfactory to the Company with the transfer agent of Parent or another nationally recognized financial institution or trust company designated by Parent and reasonably acceptable to the Company (the “Exchange Agent”) for the delivery and payment of the Merger Consideration as provided in Section 2.1(a)(ii). The Exchange Agent shall also act as the agent for the Company’s shareholders for the purpose of receiving any required letter of transmittal, any Certificates and other documents required by any required letter of transmittal and the related instructions and shall obtain no rights or interests in the shares represented thereby or subject thereto. At or substantially concurrently with the First Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II through the Exchange Agent, (i) book-entry shares representing the full number of whole shares of Parent Common Stock issuable pursuant to Section 2.1(a)(ii), and (ii) cash in an amount sufficient to pay the aggregate Per Share Cash Amount of the Merger Consideration, and Parent shall, after the First Effective Time on the appropriate payment date, if applicable, provide or cause to be provided to the Exchange Agent any dividends or other distributions payable on such shares of Parent Common Stock pursuant to Section 2.2(d) (such shares of Parent Common Stock and cash amounts provided to the Exchange Agent, together with any dividends or other distributions with respect thereto, the “Exchange Fund”). In the event the Exchange Fund shall at any time be insufficient to make the payments contemplated by Section 2.1(a)(ii) or any dividends or other distributions payable pursuant to Section 2.2(d), Parent shall promptly deposit, or cause to be deposited, additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement. The Surviving Entity shall pay all charges and expenses of the Exchange Agent in connection with the exchange of shares of Company Stock for the Merger Consideration.

(b)    As promptly as practicable following the First Effective Time, and in no event later than the third (3rd) Business Day thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate that immediately prior to the First Effective Time represented outstanding shares of Company Stock a letter of transmittal and related instructions, which shall be in the form as Parent, the Company and the Exchange Agent shall reasonably agree upon.

(c)    From and after the First Effective Time, upon surrender of a Certificate (or affidavit of loss in lieu thereof) for cancellation to the Exchange Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, the Merger Consideration that such holder has the right to receive for each share of Company Stock formerly represented by such Certificate pursuant to Section 2.1(a)(ii), including, if applicable, any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(d), and any dividends or other distributions payable pursuant to Section 2.2(d), and the Certificate (or affidavit of loss in lieu thereof) so surrendered shall be forthwith canceled. Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate or letter of transmittal or surrender such Book-Entry Shares to the Exchange Agent. In lieu thereof, each Book-Entry Share shall automatically upon the First Effective Time be entitled to receive, and Parent shall use its reasonable best efforts to cause the Exchange Agent to pay and deliver in exchange therefor as promptly as reasonably practicable, the Merger Consideration that such holder has the right to receive in respect of such Book-Entry Share pursuant to Section 2.1(a)(ii), including any cash in lieu of fractional shares of Parent Common Stock payable pursuant to Section 2.1(d), and any dividends or other distributions payable pursuant to Section 2.2(d). Until surrendered, in the case of a Certificate, or paid, in the case of a Book-Entry Share, in each case, as contemplated by this Section 2.2(c), each Certificate or Book-Entry Share shall be deemed, from and after the First Effective Time, to represent only the right to receive the Merger Consideration as contemplated by this Section 2.2(c) and any dividends or other distributions payable pursuant to Section 2.2(d). The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) and make such payments and deliveries with respect to Book-Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the cash or other Merger Consideration payable hereunder.

(d)    Subject to applicable Law, there shall be paid to the holder of Parent Common Stock issued in exchange for Certificates or Book-Entry Shares pursuant to Section 2.2(c), without interest, (i) at the time of delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), the amount of dividends or other distributions, if any, with a record date after the First Effective Time theretofore paid with respect to such shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions, if any, with a record date after the First Effective Time but prior to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), and a payment date subsequent to such delivery of such Parent Common Stock by the Exchange Agent pursuant to Section 2.2(c), payable with respect to such shares of Parent Common Stock.

(e)    In the event of a transfer of ownership of Company Stock that is not registered in the transfer records of the Company, payment of the appropriate amount of Merger Consideration (and any dividends or other distributions with respect to Parent Common Stock as contemplated by Section 2.2(d)) may be made to a Person other than the Person in whose name the Certificate or Book-Entry Share so surrendered is registered, if such Certificate shall be properly endorsed or otherwise be in proper form for transfer (and accompanied by all documents reasonably required by the Exchange Agent) or such Book-Entry Share shall be properly transferred and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of Parent that such Tax has been paid or is not applicable.

(f)    Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the First Effective Time shall be delivered to Parent or its designee upon demand, and any such holders prior to the Mergers who have not theretofore complied with this Article II shall thereafter look only to Parent as general creditor thereof for payment of their claims for Merger Consideration and any dividends or distributions with respect to Parent Common Stock as contemplated by Section 2.2(d).

(g)    None of Parent, Merger Sub Inc., Merger Sub LLC, the Company, the Surviving Corporation, the Surviving Entity or the Exchange Agent shall be liable to any Person in respect of any shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash held in the Exchange Fund delivered to a Governmental Authority pursuant to any applicable abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered or Book-Entry Share not paid, in each case, in accordance with Section 2.2(c), immediately prior to the date on which any Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent free and clear of all claims or interest of any Person previously entitled thereto.

(h)    The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment shall relieve Parent or the

Exchange Agent from making the payments required by this Article II, and following any losses Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of Company Stock in the amount of such losses. Any interest or income produced by such investments will be payable to Parent or its designee as directed by Parent.

Section 2.3    Company Equity Awards.

(a)    Treatment of Company RSU Awards. As of the First Effective Time, each Company RSU Award outstanding immediately prior to the First Effective Time, and the portion of each Company PSU Award outstanding immediately prior to the First Effective Time as to which the applicable performance period has ended prior to the First Effective Time, and that has subsequently become subject solely to service-based vesting conditions (each, an “Outstanding Company RSU Award”), without any action on the part of Parent, Merger Sub, the Company or the holder thereof, shall be treated as follows:

(i)    each Outstanding Company RSU Award that (x) is vested as of immediately prior to the First Effective Time, (y) vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Mergers or (z) is held by any person who, as of immediately prior to the First Effective Time, is not an employee of the Company or any of its Subsidiaries (each, a “Terminating Company RSU Award”) shall be canceled and converted into the right to receive the Merger Consideration in respect of the number of shares of Company Common Stock subject to the Outstanding Company RSU Award immediately prior to the First Effective Time; and

(ii)    each Outstanding Company RSU Award that is not a Terminating Company RSU Award (each, a “Continuing Company RSU Award”) shall be assumed by Parent and converted into a restricted stock unit award (each such restricted stock unit award, a “Converted RSU”) with respect to a number of shares of Parent Common Stock equal to the product, rounded down to the nearest whole share, obtained by multiplying (A) the number of shares of Company Common Stock subject to the Continuing Company RSU Award immediately prior to the First Effective Time by (B) the Equity Award Conversion Ratio, and each such Converted RSU that is assumed and converted pursuant to this Section 2.3(a)(ii) shall continue to have, and shall be subject to, the same terms and conditions that applied to the corresponding Continuing Company RSU Award immediately prior to the First Effective Time.

(b)    Treatment of Company SAR Awards. As of the First Effective Time, each Company SAR Award outstanding immediately prior to the First Effective Time, without any action on the part of Parent, Merger Sub, the Company or the holder thereof, shall be treated as follows:

(i)    each Company SAR Award that (w) is vested as of immediately prior to the First Effective Time, (x) vests in accordance with its terms as in effect as of the date hereof as a result of the consummation of the Mergers, (y) is held by any person who, as of immediately prior to the First Effective Time, is not an employee of the Company or any of its Subsidiaries or (z) has a per-share exercise price that is less than the Company Final Price (each, a “Terminating Company SAR Award”) shall be deemed exercised immediately prior to the First Effective Time for a number of shares of Company Common Stock (the “Company SAR Shares”) equal to the excess, if any, of (I) the number of shares of Company Common Stock subject to such Terminating Company SAR Award immediately prior to the First Effective Time less (II) a number of shares of Company Common Stock (rounded up to the nearest whole share) having a fair market value (determined by reference to the Company Final Price) equal to the aggregate per-share exercise price applicable to such Terminating Company SAR Award, and the Company SAR Shares shall be canceled and converted upon the First Effective Time into the right to receive the Merger Consideration. For the avoidance of doubt, each Terminating Company SAR Award for which the applicable per-share exercise price exceeds the Company Final Price shall be canceled as of the First Effective Time for no consideration; and

(ii)    each Company SAR Award that is not a Terminating Company SAR Award (each, a “Continuing Company SAR Award”) shall be assumed by Parent and converted into a stock-settled stock appreciation right (each such stock appreciation right, a “Converted SAR Award”) with respect to a number of shares of Parent Common Stock equal to the product, rounded down to the nearest whole share, obtained by multiplying (A) the number of shares of Company Common Stock subject to the Continuing Company SAR Award immediately prior to the First Effective Time by (B) the Equity Award Conversion Ratio, with such Converted SAR Award having a per-share exercise price equal to (A) the per-share exercise price of the Continuing Company SAR Award immediately prior to the First Effective Time divided by (B) the Equity Award Conversion Ratio, rounded up to the nearest cent, and each such Converted SAR Award that is assumed and converted pursuant to this Section 2.3(b)(ii) shall continue to have, and shall be subject to, the same terms and conditions that applied to the corresponding Continuing Company SAR Award immediately prior to the First Effective Time; provided that, for the avoidance of doubt, the conversion of such Continuing Company SAR Award is intended to comply with the requirements of Section 409A of the Code and the Treasury Regulations promulgated thereunder (“Section 409A”).

(c)    Treatment of Company PSU Awards. As of the First Effective Time, each Company PSU Award outstanding immediately prior to the First Effective Time, to the extent not an Outstanding Company RSU Award (each, an “Outstanding Company PSU Award”), without any action on the part of Parent, Merger Sub, the Company or the holder thereof, shall be treated as follows:

(i)    each Outstanding Company PSU Award that is held by any person who, as of immediately prior to the First Effective Time, is not an employee of the Company or any of its Subsidiaries (each, a “Terminating Company PSU Award”) shall be canceled and converted into the right to receive the Merger Consideration in respect of the number of shares of Company Common Stock subject to the Outstanding Company PSU Award immediately prior to the First Effective Time, with such number determined based on the Deemed Performance Level;

(ii)    each Outstanding Company PSU Award that is outstanding as of immediately prior to the First Effective Time that is not a Terminating Company PSU Award (each, a “Continuing Company PSU Award”) shall be assumed by Parent and converted into an award of Converted RSUs with respect to a number of shares of Parent Common Stock equal to the product, rounded down to the nearest whole share, obtained by multiplying (i) the number of shares of Company Common Stock subject to the Continuing Company PSU Award immediately prior to the First Effective Time (with such number determined based on the Deemed Performance Level) by (ii) the Equity Award Conversion Ratio. Except as otherwise provided in this Section 2.3(c)(ii), each Converted RSU assumed and converted pursuant to this Section 2.3(c)(ii) shall continue to have, and shall be subject to, the same terms and conditions (including time-based vesting conditions, but excluding any performance-based vesting conditions) that applied to the corresponding Continuing Company PSU Award immediately prior to the First Effective Time.

(d)    Parent Actions. Except as necessary to avoid the imposition of any additional Taxes or penalties with respect to Company Equity Awards under the Company Equity Plans pursuant to Section 409A, Parent shall, or shall cause the Company to, pay in cash through applicable payroll systems all amounts payable pursuant to this Section 2.3 that are required to be paid through payroll as promptly as practicable following the First Effective Time (reduced by the amount of any Tax withholdings that are required to be deducted and withheld with respect to such payment). To the extent that payment within such time or on such date would trigger a Tax or penalty under Section 409A of the Code, such payments will be made on the earliest date on which payment would not trigger such Tax or penalty.

(e)    Company Actions. Prior to the First Effective Time, the Company, through the Company Board (or, if appropriate, any duly authorized committee thereof administering the Company Equity Plans) shall take, or cause to be taken, all such reasonably necessary and appropriate actions to provide for the treatment set forth in this Section 2.3 in respect of the Company Equity Awards.

Section 2.4    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration (after giving effect to any Tax withholding as provided in Section 2.8) to which the holder thereof is entitled pursuant to this Article II.

Section 2.5    No Appraisal Rights. In accordance with Section 13.02 of Chapter 156D of the MBCA, no appraisal or dissenters’ rights shall be available to holders of shares of the Company Stock in connection with the First Merger.

Section 2.6    Transfers; No Further Ownership Rights. After the First Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Stock that were outstanding immediately prior to the First Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Entity, Parent or the Exchange Agent for transfer following the First Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 2.1(a)(ii), for each share of Company Stock formerly represented by such Certificates or Book-Entry Shares.

Section 2.7    Further Action. If, at any time after the First Effective Time, any further action is determined by Parent, the Surviving Corporation or the Surviving Entity to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation, the Surviving Entity or Parent with full right, title and possession of and to all rights and property of Merger Sub Inc., Merger Sub LLC and the Company with respect to the Mergers, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub Inc., Merger Sub LLC, the Company, the Surviving Corporation, the Surviving Entity and otherwise) to take such action.

Section 2.8    Withholding. Each of Parent, Merger Sub Inc., Merger Sub LLC, the Company, the Surviving Corporation, the Surviving Entity, the Exchange Agent and any other third-party paying agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any provision of applicable Tax Law; provided that, in the case of Terminating Company RSU Awards, Terminating Company SAR Awards and Terminating Company PSU Awards, except as otherwise required by Law, such withholding shall (i) first be taken from the portion of the Merger Consideration that represents the Per Share Cash Amount then (ii) to the extent determined by Parent or any of its Affiliates (including, following the Closing, the Surviving Corporation) that such amounts deducted or withheld in Section 2.8 (i) are not sufficient to cover the applicable withholding obligations (including those related to withholding in respect of the amounts treated as compensation), such remaining amounts required to be deducted or withheld may be deducted or withheld from the portion of Merger Consideration that represents the Per Share Stock Amount. To the extent that amounts are so deducted or withheld and paid over to the relevant Governmental Authority, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.

Article III
Representations and Warranties of the Company

Except (i) as disclosed in the Company Disclosure Letter (it being understood and agreed that any disclosure set forth in one section or subsection of the Company Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face) or (ii) other than with respect to Section 3.1,

Section 3.2, Section 3.3, Section 3.4, Section 3.22 and Section 3.23, as disclosed in the Company SEC Documents (including exhibits and other information incorporated therein) filed with (or furnished to) the SEC by the Company on or after August 26, 2023, and prior to the date of this Agreement (but in each case excluding any disclosure contained under the heading “Risk Factors” or in any “forward-looking statements” or in any similarly non-specific, cautionary, predictive or forward-looking statements or disclosure) and to the extent publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval System (“EDGAR”), the Company hereby represents and warrants to Parent, Merger Sub Inc. and Merger Sub LLC as follows:

Section 3.1    Organization; Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated, except, in the case of any Subsidiary of the Company, where the failure to be so duly organized and validly existing and authorized (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement. Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (y) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement. The Company’s Restated Articles of Organization (the “Articles of Organization”) and Bylaws (the “Bylaws”), each as amended through the date of this Agreement, have been made available to Parent prior to the date of this Agreement. Such Articles of Organization and Bylaws are currently in effect, and the Company is not in violation of any of the provisions thereof. Each of the Company’s Subsidiaries’ articles of incorporation and bylaws (or similar governing documents), each as amended through the date of this Agreement, have been made available to Parent prior to the date of this Agreement. Such articles of organization and bylaws (or similar governing documents) are currently in effect, and no Subsidiary of the Company is in violation of any of the provisions thereof, except for any violation that (a) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, and (b) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 3.2    Capitalization; Subsidiaries.

(a)    The authorized capital stock of the Company consisted of (i) 30,000,000 shares of Company Common Stock, 14,528,432 shares (exclusive of the Hook Shares) of which were issued and outstanding as of the close of business on March 6, 2026 (the “Capitalization Date”), (ii) 20,000,000 shares of Company Class B Common Stock, 3,551,265 shares of which were issued and outstanding as of the Capitalization Date, and (iii) 2,000,000 shares of preferred stock, par value $1.00 per share, none of which were issued or outstanding as of the Capitalization Date. There are no other classes of capital stock of the Company and no bonds, debentures, notes or other Indebtedness or securities of the Company having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of the Company may vote authorized, issued or outstanding. As of the Capitalization Date, there were (A) Company RSU Awards and Company PSU Awards that would be considered Outstanding Company RSU Awards if the Capitalization Date were the Closing Date in respect of 134,634 shares of Company Common Stock, (B) outstanding Company SAR Awards in respect of 247,184 shares of Company Common Stock and (C) Company PSU Awards that would be considered Outstanding Company PSU Awards if the Capitalization Date were the Closing Date in respect of 10,568 shares of Company Common Stock (assuming maximum levels of achievement with respect to any applicable performance-based criteria). From the close of business on the Capitalization Date, there have been no issuances of (I) any Company Common Stock or any other equity or voting securities or interests in the Company other than issuances of shares of Company Common Stock pursuant to (x) the exercise, vesting or settlement, as applicable, of the Company Equity Awards outstanding as of the close of business on the Capitalization Date in accordance with the terms of such Company Equity Awards or (y) the conversion of Company Class B Common Stock outstanding as of the close of business on the Capitalization Date in accordance with the Articles of Organization and, if applicable, the Voting and Support Agreement or, (II) other than as expressly permitted by Section 5.1, any Company Equity Awards or any other equity or equity-based awards.

(b)    All of the issued and outstanding shares of Company Stock have been, and all of the shares of Company Stock that may be issued pursuant to the Company Equity Awards or the Company Equity Plans will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued and are, or will be when issued, fully paid, nonassessable and free of and not issued in violation of any preemptive right, purchase option, call option, right of first refusal, subscription right or any similar right.

(c)    As of the Capitalization Date, there were (i) 293,445 shares of Company Common Stock reserved for future issuance under the Company Equity Plans and (ii) 3,551,265 shares of Company Common Stock reserved for future issuance in connection with the conversion of shares of Company Class B Common Stock. Section 3.2(c) of the Company Disclosure Letter sets forth, as of the close of business on the Capitalization Date, each outstanding Company Equity Award and, to the extent applicable, (i) the name (or employee identification number) of the holder thereof, (ii) the number of shares of Company Stock with respect thereto (including, with respect to any performance-based award, the number of shares of Company Stock with respect to such award assuming maximum level of performance), (iii) the grant date, (iv) the per-share exercise price (in the case of each Company SAR Award), and (v) the vesting schedule (including any provisions for acceleration of vesting in connection with the transactions contemplated by this

Agreement). As of the Capitalization Date, no Subsidiary of the Company owns any capital stock of the Company, other than 1,297,482 shares of Company Common Stock owned by UniTech Services Group, Inc. (the “Hook Shares”).

(d)    Other than as set forth in Section 3.2(a) or as issued or adopted after the date hereof in compliance with Section 5.1, there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating the Company or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests, or obligating the Company to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, (iii) shareholder agreements, voting trusts or similar agreements (other than the Voting and Support Agreement) with any Person to which the Company or any of its Subsidiaries is a party, including any such agreements or trusts (A) restricting the transfer of the capital stock or other equity interests of the Company or any of its Subsidiaries or (B) affecting the voting rights of capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by the Company or any of its Subsidiaries, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which the Company or any of its Subsidiaries is a party, in each case pursuant to which any Person is entitled to receive any payment from the Company based in whole or in part on the value of any capital stock or other equity or voting securities or other equity interests of the Company or any of its Subsidiaries.

(e)    Section 3.2(e) of the Company Disclosure Letter sets forth, as of the date of this Agreement, each Subsidiary of the Company. The Company, or a Subsidiary of the Company, owns, beneficially and of record, directly or indirectly, all of the issued and outstanding company, partnership, corporate or similar (as applicable) ownership, voting or similar interests in each of its Subsidiaries, free and clear of all Liens, and all company, partnership, corporate or similar (as applicable) ownership, voting or similar interests of each of the Company’s Subsidiaries are duly authorized and validly issued and are fully paid, nonassessable and free of and not issued in violation of any preemptive right, purchase option, call option, right of first refusal, subscription right or any similar right. Except for the direct or indirect Subsidiaries of the Company and investments in marketable securities and cash equivalents, or as set forth on Section 3.2(e) of the Company Disclosure Letter, none of the Company nor any of its Subsidiaries (i) owns directly or indirectly any shares of capital stock or voting securities or other equity interests, or any securities or obligations convertible into or exchangeable or exercisable for such shares, securities or interests, in any Person or (ii) has any obligation or has made any commitment to acquire any shares of capital stock or voting securities or other equity interests in any Person or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any Person.

Section 3.3    Authority Relative to Agreement.

(a)    The Company has all necessary corporate power and authority to execute, deliver and perform its obligations under this Agreement and, subject (in the case of the Mergers) to obtaining the Company Shareholder Approval, to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate action by the Company, and (except, in the case of the Mergers, for the (i) receipt of the Company Shareholder Approval, (ii) the approval of this Agreement by Parent (or a wholly owned Subsidiary of Parent) as the sole shareholder of the Surviving Corporation (which approval shall occur in accordance with Section 5.12), (iii) filing of the First Articles of Merger and the Second Certificate of Merger with the Massachusetts Secretary and (iv) filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary) no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (A) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (B) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b)    The Company Board has, by resolutions unanimously approved by the Company Board, (i) adopted this Agreement and the transactions contemplated by this Agreement, including the Mergers, (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are in the best interests of the Company and the Company’s shareholders, (iii) directed that the approval of this Agreement with respect to the First Merger be submitted to a vote at the Company Shareholders’ Meeting and directed that the approval of this Agreement with respect to the Second Merger be submitted to the vote of the sole shareholder of the Surviving Corporation after the First Effective Time and (iv) subject to Section 5.7, resolved to make the Company Recommendation. Except for any change, modification or rescission of such Company Recommendation by the Company Board expressly permitted by this Agreement following the date hereof, none of the aforesaid actions by the Company Board has been amended, rescinded or modified.

Section 3.4    Vote Required. Assuming the accuracy of Parent’s, Merger Sub Inc.‘s and Merger Sub LLC’s representations and warranties in Section 4.13, the adoption of this Agreement and the approval of the First Merger by the affirmative vote of the holders of two-thirds of the combined voting power of the outstanding shares of Company Common Stock and Company Class

B Common Stock, voting together as a single class (the “Company Shareholder Approval”), is the only vote of holders of securities of the Company that is required in connection with the consummation by the Company of the transactions contemplated by this Agreement, other than the Second Merger, which shall be approved by Parent (or a wholly owned Subsidiary of Parent) as the sole shareholder of the Surviving Corporation in accordance with Section 5.12; it being understood that in connection with the Company Shareholder Approval, the Company will also submit for the vote of its shareholders at the Company Shareholders’ Meeting only an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Shareholders’ Meeting.

Section 3.5    No Conflict; Required Filings and Consents.

(a)    Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement, nor compliance by the Company with any of the applicable terms or provisions of this Agreement, will (i) assuming that the Company Shareholder Approval has been received and Parent shall have caused its applicable Subsidiary to adopt this Agreement as sole shareholder of the Surviving Corporation (which adoption shall occur in accordance with Section 5.12), violate any provision of the Company’s Articles of Organization or Bylaws or the articles of organization or bylaws (or equivalent organizational documents) of any Subsidiary of the Company, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 3.5(b) have been obtained or made and (in the case of the Mergers) the Company Shareholder Approval has been received and Parent (or a wholly owned Subsidiary of Parent) shall have approved this Agreement as sole shareholder of the Surviving Corporation (which approval shall occur in accordance with Section 5.12), conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which the Company or any of its Subsidiaries is a party or by which any property or asset of the Company or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of the Company or any of its Subsidiaries, other than, in the case of clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

(b)    No consent, approval, license, permit, waiver, order or authorization (a “Consent”) of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form S-4 and the Proxy Statement), (ii) the filing of the First Articles of Merger and the Second Certificate of Merger with the Massachusetts Secretary, (iii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary, (iv) applicable requirements under non-U.S. qualification, state securities or “blue sky” laws of various states or any other applicable securities Laws, (v) compliance with applicable rules and regulations of the NYSE and any other applicable stock exchanges or marketplaces, (vi) such other items required solely by reason of the participation or identity of Parent in the transactions contemplated by this Agreement, (vii) compliance with and filings or notifications under the HSR Act and any other applicable United States or non-U.S. competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”), (viii) the Additional Approvals and (ix) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 3.6    Company SEC Documents; Financial Statements.

(a)    Since August 31, 2024, the Company has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements and other documents (including exhibits and amendments and supplements thereto) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Company SEC Documents”). As of its respective date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. Except to the extent that information in any Company SEC Document has been revised or superseded by a Company SEC Document filed prior to the date of this Agreement, as of its filing date, no Company SEC Document filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements (including, in each case, any related notes and schedules) of the Company included in the Company SEC Documents, as of their respective filing date, (i) complied in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the shareholders’ equity, the results of operations and cash flows of the Company and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b)    The Company has furnished to Parent complete and correct copies of all comment letters from the SEC since August 31, 2024 with respect to any of the Company SEC Documents, together with all written responses of the Company thereto. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents, and, to the Knowledge of the Company, none of the Company SEC Documents is subject to ongoing SEC review.

(c)    The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NYSE.

(d)    The Company maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Company Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries. The Company has evaluated the effectiveness of the Company’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Other than as disclosed in the Company’s SEC Documents, the Company has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information. Since August 31, 2024, there has been and there is no fraud or claim or allegation of fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(e)    The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of the Company required under the Exchange Act with respect to such reports.

(f)    To the Knowledge of the Company, there are no SEC inquiries or investigations or other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any director or executive officer of the Company or any of its Subsidiaries. Since August 31, 2024 there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of the Company or, to the Knowledge of the Company, the Company Board or any committee thereof.

(g)    Since August 31, 2024, each of the then-acting principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act. The Company does not have, and has not arranged any, outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h)    Since August 31, 2024, (i) neither the Company nor any of its Subsidiaries has received any written (or, to the Knowledge of the Company, oral) complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to the Company or any of its Subsidiaries, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in the case of clause (i) above, as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.

(i)    Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act).

Section 3.7    Absence of Certain Changes or Events.

(a)    Since August 30, 2025 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the respective businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business.

(b)    Since August 30, 2025 through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement, would constitute a breach of Sections 5.1(d), 5.1(g), 5.1(h), 5.1(k), 5.1(m), 5.1(o), 5.1(t) or 5.1(w) (to the extent relating to any of the foregoing clauses).

(c)    Since August 30, 2025 through the date of this Agreement, there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company.

(d)    Since August 30, 2025, none of the Company’s twenty (20) largest customers for the fiscal year ended August 30, 2025, as measured by gross revenue, or any Company Material Supplier has terminated, materially curtailed or, notified the Company or any of its Subsidiaries in writing (or, to the Knowledge of the Company, otherwise notified the Company or any of its Subsidiaries) that it intends to terminate or materially curtail its business relationship with the Company and its Subsidiaries. For purposes of this Agreement, “Company Material Customers” means the Company’s fifteen (15) largest customers for the fiscal year ended August 30, 2025, as measured by gross revenue, and “Company Material Suppliers” means the Company’s twenty (20) largest suppliers for the fiscal year ended August 30, 2025, as measured by gross expenditures.

Section 3.8    No Undisclosed Liabilities. None of the Company or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise, including those that would be required to be reflected on a consolidated balance sheet of the Company (or the notes thereto) in accordance with GAAP, except for liabilities or obligations (a) as (and to the extent) reflected, disclosed or reserved against in the Company’s balance sheets (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed with the SEC October 29, 2025 or the Company’s Quarterly Report on Form 10-Q filed with the SEC on January 7, 2026, (b) incurred in the ordinary course of business since August 30, 2025 (none of which is a liability for breach of Contract, breach of warranty, tort, infringement, violation of Law or that relates to any Proceeding), (c) incurred in connection with the transactions contemplated by this Agreement, or (d) that (i) have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 3.9    Litigation. There is no Proceeding pending or threatened in writing (or, to the Knowledge of the Company, orally) against the Company or any of its Subsidiaries or any asset or property of the Company or any of its Subsidiaries, and neither the Company nor any of its Subsidiaries nor any asset or property of the Company or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 3.10    Permits; Compliance with Laws.

(a)    (i) The Company and its Subsidiaries are in possession of all franchises, grants, licenses, permits, easements, variances, exemptions, consents, certificates, approvals, registrations, clearances, orders and other authorizations required for the Company and its Subsidiaries to own, lease and operate their respective properties and assets and to carry on their respective businesses as now being conducted, under and pursuant to all applicable Laws (the “Company Permits”), (ii) all such Company Permits are in full force and effect and (iii) no suspension, cancellation, withdrawal or revocation thereof is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of, failure to be in full force and effect or the suspension, cancellation, withdrawal or revocation thereof (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

(b)    Since August 31, 2024, the Company and its Subsidiaries have been and are in compliance with (i) all applicable Laws and (ii) all Company Permits, except where any failure to be in such compliance (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

(c)    Since August 31, 2024 through the date of this Agreement, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any of their respective directors, officers or employees, has received any written or, to the Knowledge of the Company, oral notification from a Governmental Authority asserting that the Company or any of its Subsidiaries is not in compliance with, or is under investigation with respect to any failure to comply with, any Laws or Company Permits, except where any failure to be in such compliance (i) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of the Company to perform its obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 3.11    Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in (a) the Form S-4 to be filed with the SEC by Parent in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Mergers (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the proxy statement to be sent to the shareholders of the Company relating to the Company Shareholders’ Meeting (as amended or supplemented from time to time, the “Proxy Statement”) will, at the date it, or any amendment or supplement to it, is mailed to shareholders of the Company and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (except that no representation or warranty is made by the Company regarding such portions thereof that relate expressly to Parent or any of its Subsidiaries, including Merger Sub Inc. and Merger Sub LLC, or to statements made therein based on information supplied by or on behalf of Parent or any of its Subsidiaries (including Merger Sub Inc. and Merger Sub LLC) for inclusion or incorporation by reference therein). The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

Section 3.12    Employee Benefit Plans; Labor.

(a)    Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan (including each material Company Non-U.S. Plan); provided, however, that Section 3.12(a) of the Company Disclosure Letter need not list (i) individualized Contracts with respect to Company Equity Awards that are consistent in all material respects with a standard form of award agreement under the Company Equity Plans or (ii) individual employment, consulting, or services agreements that are consistent in all material respects with a standard form of individual employment, consulting, or services agreement (as applicable), in each case, provided that (x) the form of such agreement is referenced on Section 3.12(a) of the Company Disclosure Letter and has been made available to Parent and (y) with respect to Section 3.12(a)(ii), do not provide for any contractual rights to severance, separation or termination pay following a termination of such Service Provider’s service that is not contemplated in the form of such agreement referenced on Section 3.12(a) of the Company Disclosure Letter. With respect to each material Company Benefit Plan, the Company has made available to Parent a true, current, accurate, and complete copy of, to the extent applicable, (I) the plan documents governing such Company Benefit Plan and all amendments thereto (including a written description of the material provisions of each unwritten Company Benefit Plan), (II) each related trust agreement, insurance contract or policy, group annuity contract or other funding arrangement for any such Company Benefit Plan, (III) the most recent audited financial statements and actuarial or other valuation reports, (IV) the most recent annual report on Form 5500, including all applicable Schedules and attachments thereto, (V) the most recent determination letter (or, if applicable, advisory or opinion letter) received from the IRS, (VI) the most recent summary plan description (including all amendments or applicable summaries of material modifications thereto), and (VII) all material non-routine correspondence with respect to such Company Benefit Plan between the Company or any of its Company ERISA Affiliates and any Governmental Authority since August 26, 2023.

(b)    The Company has made available to Parent a true and complete schedule that sets forth the following information for each employee of the Company or any of its Subsidiaries with a title of Vice President or above: (i) name or employee identification number, (ii) job title, (iii) date of hire, (iv) annual salary or hourly rate (as applicable), (v) target annual incentive compensation opportunity, including bonus or commission opportunities, for fiscal year 2026, (vi) any long-term equity compensation awards granted in fiscal year 2026 (at both target and maximum levels of attainment, if applicable), (vii) primary work location, (viii) active or inactive status including type of leave, start date and anticipated return date (if known), and (ix) visa status (if applicable).

(c)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) each of the Company Benefit Plans has been established, adopted, operated, maintained and administered, in accordance with its terms and all applicable Laws, (ii) all payments and contributions required to be made under the terms of any Company Benefit Plan and applicable Laws have been timely made in all respects (or accrued or otherwise adequately reserved to the extent required by and in accordance with past practice and GAAP), (iii) all reports, returns, notices and similar documents required to be filed with any Governmental Authority or distributed to any Company Benefit Plan participant have been timely filed or distributed, and (iv) to the Knowledge of the Company, no non-exempt “prohibited transaction” (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or breach of fiduciary duty (within the meaning of Section 404 of ERISA) has occurred with respect to any Company Benefit Plan or any breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Company Benefit Plan that, in each case, would result in the imposition of any liability to the Company or any of its Subsidiaries.

(d)    Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to such Company Benefit Plan (or, if applicable, may rely on a favorable advisory or opinion letter) that has not been revoked, and to the Knowledge of the Company, no event has occurred since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan and no condition exists that has adversely affected or would reasonably be expected to adversely affect the qualified status of any such Company Benefit Plan.

(e)    Neither the Company nor any Company ERISA Affiliate operates, maintains, contributes to, is required to contribute to or sponsors (or has in the past six (6) years established, operated, maintained, contributed to, been required to contribute to or sponsored), or has any liability, contingent or otherwise, with respect to, (i) a Multiemployer Plan, (ii) a “multiple employer plan” that is subject to Section 413(c) of the Code and Section 4062 or 4063 of ERISA, (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA), (iv) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or an “employee pension benefit plan” that is or was subject to Section 412 of the Code, Section 302 of ERISA, or Title IV of ERISA, or (v) any funded welfare benefit plan within the meaning of Section 419 of the Code.

(f)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there are no pending, or, to the Knowledge of the Company, threatened Proceedings (other than routine claims for benefits) against or affecting any Company Benefit Plan by any Company Service Provider (or beneficiary thereof). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, no Company Benefit Plan is the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(g)    Except as provided in this Agreement, neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (including any termination of employment upon or following the consummation of the Merger), (i) entitle any Company Service Provider to any compensation or benefits (or result in the funding of any such payment or benefit) (whether in cash, property, or the vesting of property), (ii) result in the forgiveness of any indebtedness or loan to any Company Service Provider, (iii) accelerate the time of payment, funding, or vesting, or increase the amount or value, of any benefit or compensation due or otherwise payable to any Company Service Provider, or (iv) limit or restrict the right of the Company or any of its Subsidiaries to merge, amend or terminate any Company Benefit Plan.

(h)    To the Knowledge of the Company, the Company has provided to Parent, in connection with the execution and delivery of this Agreement, with respect to each participant in the Company’s Executive Employment Plan (each, an “Executive Plan Participant”), a schedule that sets forth (i) the Company’s reasonable, good-faith estimate (applying reasonable assumptions and a reasonable interpretation of Section 280G of the Code) of the maximum amount (separately identifying single and double-trigger amounts) of the parachute payments that could be paid to such Executive Plan Participant as a result of the transactions contemplated by this Agreement (alone or in combination with any other event), and (ii) the “base amount” (as defined in Section 280G(b)(3) of the Code) for such Executive Plan Participant.

(i)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has any obligation to provide retiree or post-termination health, welfare, or life insurance benefits under any Company Benefit Plan, except as may be required under applicable Law or for which the full premium cost of such benefit is borne entirely by the plan participant. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries has incurred (whether or not assessed), or could reasonably be expected to incur, any Tax or penalty under Section 4980B, 4980D, 4980H, 6721 or 6722 of the Code.

(j)    Each Company Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A has been operated and maintained, in all material respects, in operational and documentary compliance with Section 409A of the Code.

(k)    Neither the Company nor any of its Subsidiaries has any obligation to indemnify, compensate, reimburse, gross up or make whole any Company Service Provider for any Taxes, including Taxes incurred under Section 409A or Section 4999 of the Code or otherwise.

(l)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Non-U.S. Plan (i) has been established, operated, maintained, and administered in compliance with its terms and operated in compliance with all applicable Laws, (ii) that is required to be registered or approved by a non-U.S. Governmental Authority has been registered or approved and has been maintained, in good standing with applicable regulatory authorities, and, to the Knowledge of the

Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Company Non-U.S. Plan that would reasonably be expected to adversely affect any such approval or good standing, (iii) that is intended to qualify for special Tax treatment meets all the requirements for such treatment, and (iv) that is required to be fully funded, book-reserved, or secured by an insurance policy has been appropriately and adequately funded, book-reserved, or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles and is not subject to any pending or, to the Knowledge of the Company, threatened Proceedings (other than routine claims for benefits) by or on behalf of any participant in any Company Non-U.S. Plan, or otherwise involving any such Company Non-U.S. Plan or the assets of any Company Non-U.S. Plan, other than routine claims for benefits.

(m)    The Company and its Subsidiaries are, and since August 26, 2023, have been, in compliance with any applicable Labor Agreement and all applicable Laws relating to labor and employment practices, including all Laws respecting terms and conditions of employment, employee and independent contractor classification, health and safety, wages and hours, meal and rest breaks, child labor, immigration (including the completion of a Form I-9 for each U.S. employee and the proper confirmation of employee visas), employee trainings and notices, employment discrimination and harassment, disability rights or benefits, equal opportunity, plant closures and layoffs (including the WARN Act), affirmative action, whistleblowing, workers’ compensation, labor relations, employee leave issues, pay transparency, and unemployment insurance, in each case, except for any non-compliance that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries have fully and timely paid all wages, salaries wage premiums, commissions, bonuses, severance and termination payments, fees, and other compensation that have come due and payable to their Company Service Providers under applicable Laws, Contract or company policy.

(n)    Since August 26, 2023, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have not implemented any “mass layoff,” “plant closing,” or similar event triggering notice obligations under the WARN Act, and the Company and its Subsidiaries are not contemplating any “mass layoff,” “plant closing,” or similar event that could trigger notice obligations under the WARN Act.

(o)    The Company and its Subsidiaries have reasonably investigated all sexual harassment, or other discrimination, retaliation or policy violation allegations against any Company Service Provider of which the Company has Knowledge and that could reasonably be expected to result in material harm to the Company. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, neither the Company nor any of its Subsidiaries is a party to a settlement agreement with a Company Service Provider of the Company or its Subsidiaries that involves allegations relating to sexual harassment, sexual misconduct or discrimination by either (i) any current or former officer or director of the Company or any of its Subsidiaries or (ii) any current or former senior management Company Service Provider. To the Knowledge of the Company, in the past three (3) years, no material allegations of sexual harassment or sexual misconduct have been made against (i) any current or former officer or director of the Company or any of its Subsidiaries in his or her capacity as such or (ii) any current or former senior management Company Service Provider in his or her capacity as such.

(p)    Except as set forth on Section 3.12(p) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to or bound by any Labor Agreement, nor is any Labor Agreement presently being negotiated. To the Knowledge of the Company, there are no, and since August 26, 2023, there have been no, labor union organizing activities, representation campaigns, certification proceedings or petitions pending or threatened by or with respect to any Company Service Providers in their capacities as such. There are no pending, and since August 26, 2023, there have been no, strikes, walkouts, lockouts, arbitrations, or other labor disputes against or affecting the Company or its Subsidiaries, and to the Knowledge of the Company, none are threatened. No Labor Agreement requires the consent of, consultation with or notification to, the applicable labor union, labor organization, works council or other employee representative or the represented Company Service Providers in connection with the Mergers.

(q)    Except as set forth on Section 3.12(q) of the Company Disclosure Letter, to the Knowledge of the Company, no Company Service Provider is materially in violation of any restrictive covenant, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement or employee or customer non-solicitation agreement or other similar obligation owed to the Company or any of its Subsidiaries or any third party in connection with such Company Service Provider’s employment or service with the Company or any of its Subsidiaries.

Section 3.13    Taxes. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a)    Each of the Company and its Subsidiaries have (i) timely filed or caused to be timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed, and all such Tax Returns (taking into account all amendments thereto) are true, complete and correct and (ii) paid all Taxes due and owing (whether or not shown on such Tax Returns), except, in the case of clause (ii) hereof, with respect to Taxes contested in good faith by appropriate Proceedings and for which adequate reserves or accruals have been established in accordance with GAAP.

(b)    (i) The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of their most recent consolidated financial statements included in the Company SEC Documents prior to the date of this Agreement, materially exceed the reserve or accrual for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of such consolidated financial statements (rather than in any notes thereto) and (ii) since the date of such financial statements, none of the Company or any of its Subsidiaries has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(c)    (i) There are no pending, threatened in writing or ongoing audits, examinations, investigations or other Proceedings by any Governmental Authority in respect of Taxes of or with respect to the Company or any of its Subsidiaries; (ii) no deficiency for Taxes has been assessed or asserted in writing by any Governmental Authority against the Company or any of its Subsidiaries, except for deficiencies which have been satisfied by payment, settled or withdrawn; (iii) none of the Company or any of its Subsidiaries has waived (or agreed to waive) any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than any such extension of no more than six months and entered into in the ordinary course of business); and (iv) no written claim has been made by any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not currently file a type of Tax Return that the Company or any of its Subsidiaries is or may be required to file such type of Tax Return or be liable for Taxes in such jurisdiction, nor has any such assertion been threatened or proposed in writing and received by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has a permanent establishment or is a resident for Tax purposes outside of its jurisdiction of formation or organization.

(d)    All Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected from payments made to their respective employees, independent contractors, creditors, shareholders or other third parties, and have been timely paid to the proper Governmental Authority or other Person or properly set aside in accounts for this purpose.

(e)    None of the Company or any of its Subsidiaries has been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company or any of its Subsidiaries), and none of the Company or any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of non-U.S., state or local Law), as a transferee or successor, by Contract (other than Contracts that are commercial agreements not primarily related to Taxes) or otherwise.

(f)    None of the Company or any of its Subsidiaries is a party to or is bound by any Tax sharing, Tax allocation or Tax indemnification agreement or arrangement (other than such agreement or arrangement exclusively between or among the Company and its Subsidiaries or commercial agreements not primarily related to Taxes) that will not be terminated on or before the Closing Date without any future liability or obligations to the Company or its Subsidiaries.

(g)    There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(h)    None of the Company or any of its Subsidiaries has participated in or been a party to a transaction that constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(i)    Within the last two (2) years, none of the Company or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” or been a party to any transaction intended to qualify (in whole or in part) under Section 355 of the Code.

(j)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A)

change in, or use of improper, accounting method prior to the Closing Date or for a taxable period ending on or prior to the Closing Date, (B) “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of applicable Law regarding Taxes) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date, (D) prepaid amount or advance payments received or deferred revenue received or accrued on or prior to the Closing Date or (E) intercompany transaction or excess loss account, in each case, described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of applicable Law regarding Taxes).

(k)    None of the Company or any of its Subsidiaries have executed or filed any power of attorney with respect to Taxes that will remain in effect after the Closing.

(l)    Neither the Company nor any of its Subsidiaries will have any obligation to make any payment described in Section 965(h) of the Code after the Closing Date.

(m)    Neither the Company nor any of its Subsidiaries have any material outstanding escheat or unclaimed property liabilities that are due and payable.

(n)    After due inquiry and consultation with its counsel, as of the date of this Agreement, none of the Company or any of its Subsidiaries is aware of the existence of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” under Section 368(a) of the Code.

Section 3.14    Material Contracts.

(a)    Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of each Company Material Contract, a complete and correct copy of each of which has been made available to Parent prior to the date of this Agreement. For purposes of this Agreement, “Company Material Contract” shall mean any Contract (other than any Company Benefit Plan) to which the Company or any of its Subsidiaries is a party or to or by which any asset or property of the Company or any of its Subsidiaries is bound, in each case as of the date hereof, except for this Agreement, that:

(i)    constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K under the Securities Act);

(ii)    is a joint venture, partnership, shareholder or similar Contract;

(iii)    is a Contract (other than those solely between or among the Company and any of its wholly owned Subsidiaries) relating to Indebtedness for borrowed money of the Company and any of its Subsidiaries in an amount in excess of $15,000,000 or that otherwise places a Lien (other than a Permitted Lien) on material assets of the Company and its Subsidiaries, taken as a whole;

(iv)    is a Contract that limits, restricts or prohibits, or purports to limit, restrict or prohibit the Company or its Subsidiaries (or, after the First Effective Time, the

Parent or its Subsidiaries) in the right to engage, or to compete with any Person, in any line of business or geographic area;

(v)    is a Contract in an amount in excess of $5,000,000 under which the Company or any of its Subsidiaries (or, after the First Effective Time, the Parent or its Subsidiaries) is subject to any “most favored nation” or most favored customer provision, call or put option, preferential right, exclusivity, minimum purchase commitments or rights of first or last offer, negotiation or refusal, right to acquire or standstill in each case other than those contained in any agreement in which such provision is solely for the benefit of the Company or any of its Subsidiaries;

(vi)    other than a Contract with a customer or Company Material Supplier, is a Contract (A) requiring the Company or any of its Subsidiaries that is reasonably expected to involve the Company or any of its Subsidiaries making payments of more than $7,000,000 or (B) that is reasonably expected to involve payments to the Company or any of its Subsidiaries of more than $1,000,000, in the case of each of subclauses (A) and (B), individually or in the aggregate with respect to such Contract or series of related Contracts, in any fiscal year;

(vii)    is a Contract with a Company Material Customer or a Company Material Supplier;

(viii)    is a Contract relating to the acquisition or disposition of any corporation, partnership, limited liability company, joint venture, other business organization, business or assets of any other Person constituting a business or any line of a business (whether by merger, sale of stock, sale of assets, consolidation or otherwise) (A) entered into within the past three (3) years, for aggregate actual or contingent consideration under such Contract in excess of $5,000,000, or (B) which has continuing or contingent obligations that would reasonably be expected to be in excess of $1,000,000;

(ix)    is a Labor Agreement;

(x)    is a Contract with any Governmental Authority in excess of $2,000,000 in any fiscal year;

(xi)    is a Contract, under which the Company or any of its Subsidiaries has granted or received any license, consent to use, non-assertion or similar right with respect to Intellectual Property, in each case, that is material to the Company and its Subsidiaries, taken as a whole (other than (A) non-exclusive inbound licenses of “shrink wrap,” “off-the-shelf” or other generally available Software or information technology assets or services, (B) licenses for “open source” Software, (C) Contracts with non-exclusive grants of rights to a customer, distributor, reseller, supplier or service provider, or (D) any nondisclosure agreements, employee invention assignment agreements or other similar agreements, in each case, entered into in the ordinary course of business);

(xii)    is a Contract involving the settlement of any Proceeding or threatened Proceeding (or series of related Proceedings) (A) which will (x) involve payments by the Company or any of its Subsidiaries after the date hereof of consideration in excess of $5,000,000, individually or in the aggregate or (y) impose monitoring or reporting obligations to any other Person or (B) with respect to which material conditions precedent to the settlement have not been satisfied;

(xiii)    is a Contract relating to any interest rate swap or other derivative or hedging transaction to which any of the Company or any of its Subsidiaries is a party;

(xiv)    is a Contract for any Company Related Party Transaction; or

(xv)    is a stockholders, investors rights, registration rights or similar Contract or arrangement to which any of the Company or any of its Subsidiaries is a party.

(b)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) none of the Company or any of its Subsidiaries is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract, (ii) to the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default (or, with the giving of notice or lapse of time or both, would be in default) under the terms of, and none has taken any action resulting in the termination of, acceleration of performance required by, or resulting in a right of termination or acceleration under, any Company Material Contract, and (iii) each Company Material Contract is (A) a valid and binding obligation of the Company or its Subsidiary that is a party thereto, as applicable, and, to the Knowledge of the Company, the other parties thereto (provided that (I) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (II) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought), and (B) in full force and effect.

Section 3.15    Intellectual Property.

(a)    Section 3.15(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all issuances and registrations of, and pending applications for registrations of, Intellectual Property included in the Company Owned IP (collectively, “Company Registered IP” ). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company Registered IP has been adjudged invalid or unenforceable.

(b)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries, as applicable, are the sole and exclusive owner of Company Registered IP, free and clear of all Liens (other than Permitted Liens), and (ii) all such Company Registered IP is subsisting, and, to the Knowledge of the Company, excluding any applied-for Company Registered

IP, valid and enforceable. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries own, or have a valid and enforceable right to use, any and all Intellectual Property used or held for use in, or otherwise necessary for, the operation of their respective businesses as currently conducted.

(c)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, there is no Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries concerning the ownership, validity, registrability or enforceability of any Company Owned IP.

(d)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the conduct of the respective businesses of the Company and its Subsidiaries as currently conducted does not infringe upon, misappropriate or otherwise violate, and has not since August 26, 2023, infringed upon, misappropriated or otherwise violated, any Intellectual Property rights of any other Person, (ii) there are no Proceedings for any such infringement, misappropriation or other violation pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Intellectual Property right of the Company or any of its Subsidiaries in the Company Owned IP.

(e)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of all Trade Secrets of the Company and its Subsidiaries and (ii) to the Knowledge of the Company, there has been no unauthorized or improper use or disclosure thereof.

Section 3.16    Information Technology; Data Protection.

(a)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, since August 26, 2023, there have been no failures or unplanned outages of, or other adverse events affecting the operations of the IT Assets of the Company and its Subsidiaries.

(b)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the Company and each of its Subsidiaries have taken commercially reasonable measures to protect all Personal Data in its and their control against unauthorized access or use and (ii) to the Knowledge of the Company, there has been no unauthorized access to or use or other security breaches of any such Personal Data or the IT Assets of the Company.

(c)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) the IT Assets used by the Company and its Subsidiaries operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and (ii) the

Company and its Subsidiaries have taken commercially reasonable steps designated to maintain and protect the confidentiality and security of their IT Assets, and all data stored therein or processed thereby.

(d)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) to the Knowledge of the Company, the Company and its Subsidiaries have since August 26, 2023, been in compliance with applicable Laws, as well as their internal and external policies and procedures, and contractual obligations relating to data protection, data privacy and the processing of information or data, including the collection, use, transfer, storage and processing of any Personal Data collected or processed by or on behalf of the Company and its Subsidiaries and (ii) the Company and its Subsidiaries have not received any (A) written notice from any applicable Governmental Authority or (B) material claims, proceedings or legal actions from any other Person alleging any non-compliance with any such data security obligations, nor has the Company or its Subsidiaries been threatened in writing to be charged with any such non-compliance by any Governmental Authority.

Section 3.17    Real and Personal Property.

(a)    Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Company Owned Real Property (by name, owner, and street address). Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, the Company and its Subsidiaries (as applicable) have (i) good title to, or valid leasehold interests in, all of their respective properties and assets (including all Company Owned Real Property and all Company Leased Real Property), free and clear of all Liens, except for Permitted Liens, and (ii) exclusive possession of all Company Owned Real Property and Company Leased Real Property.

(b)    Section 3.17(b) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all Company Leases. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, each Company Lease is a valid and binding obligation of the Company or any of its Subsidiaries that is a party thereto, as applicable, and to the Knowledge of the Company, the other parties thereto; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive relief and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought. The Company has provided Parent with true, correct and complete (in all material respects) copies, as of the date of this Agreement, of each material Company Lease.

(c)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, none of the Company or any of its Subsidiaries has received any written communication from, or given any written communication to, or to the Knowledge of the Company, received or given any other type of communication from or to, any other party to any Company Lease or any lender, alleging that the Company, any of its Subsidiaries or such other party, as the case may be, is in default under such Company Lease.

(d)    Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (i) there are no outstanding options or rights of first refusal to purchase any Company Owned Real Property or any interest therein, (ii) there are no pending or, to the Knowledge of the Company, threatened Proceedings to take all or any portion of any Company Leased Real Property or any Company Owned Real Property or any interest therein by eminent domain or any condemnation proceeding (or the jurisdictional equivalent thereof) or any sale or disposition in lieu thereof and (iii) the Company Owned Real Property and, to the Knowledge of the Company, the Company Leased Real Property, and any buildings thereon owned or leased by the Company or any of its Subsidiaries have no material defects, are in condition and repair (given due account to the age and length of use of same, ordinary wear and tear excepted) adequate and suitable for their present and intended uses, and have been reasonably maintained consistent with standards generally followed in the industry.

(e)    Except as set forth on Section 3.17(e) of the Company Disclosure Letter, no Person, other than the Company or a Subsidiary of the Company, possesses, uses or occupies all or any portion of any Company Owned Real Property or any Company Leased Real Property.

(f)    The Company and its Subsidiaries (as applicable) do not own any real property other than the Company Owned Real Property. The Company Owned Real Property and Company Leased Real Property, collectively, includes all real property currently used in, and necessary for, the conduct of the respective businesses of the Company and its Subsidiaries, in all material respects.

Section 3.18    Environmental. Except as disclosed on Section 3.18 of the Company Disclosure Letter or has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company:

(a)    the Company and its Subsidiaries are and, since August 26, 2023, have been in compliance with all applicable Environmental Laws, including possessing and complying with the terms of all Company Permits required for their operations under applicable Environmental Laws;

(b)    there is no Proceeding or Order pending or, to the Knowledge of the Company, threatened pursuant to or relating to any Environmental Law against the Company or any of its Subsidiaries;

(c)    none of the Company or any of its Subsidiaries has received notice or a request for information alleging that the Company or any of its Subsidiaries or any of their respective predecessors has been or is in actual or potential violation of any applicable Environmental Law or otherwise may be liable under any applicable Environmental Law, which notice or request is unresolved;

(d)    there has been no Releases of Hazardous Materials at, on, underneath, to or from any real property currently or formerly owned, operated or leased, or any locations to which Hazardous Materials have been transported, by the Company or any of its Subsidiaries (or any of their respective predecessors) that have resulted in or are reasonably likely to result in an obligation by the Company or any of its Subsidiaries to investigate, remediate or otherwise conduct any response action in respect of such Releases pursuant to applicable Environmental Law or otherwise have resulted in or are reasonably likely to result in liability to the Company or any of its Subsidiaries pursuant to applicable Environmental Law; and

(e)    The Company has made available to Parent all environmental assessments and reports generated since August 26, 2023 and in its possession relating to the Company or any of its present or past Subsidiaries, and all enforcement documents pursuant to which the Company is conducting investigation, remediation or other response action under applicable Environmental Law.

Section 3.19    Foreign Corrupt Practices Act; Anti-Corruption. Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole:

(a)    Since August 26, 2023, none of the Company or its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, employee or agent of the Company, has directly or indirectly made, offered to make, attempted to make, or accepted any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to or from any Person, private or public, regardless of what form, whether in money, property or services, in violation of the FCPA, the U.S. Travel Act or any other applicable Law relating to anti-corruption or anti-bribery (collectively, the “Anti-Corruption Laws”).

(b)    Neither the Company nor any of its Subsidiaries (i) is under internal or to the Knowledge of the Company, external investigation for any violation of the Anti-Corruption Laws, (ii) has received any notice or other communication (in writing or otherwise) from any Governmental Authority regarding any violation of, or failure to comply with, any Anti-Corruption Laws or (iii) is the subject of any internal complaint, audit or review process regarding a violation of the Anti-Corruption Laws.

(c)    The Company and its Subsidiaries maintain, adhere to and enforce systems of internal controls reasonably designed to (i) ensure compliance with the Anti-Corruption Laws and (ii) prevent and detect violations of the Anti-Corruption Laws.

(d)    Since August 26, 2023, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Authority with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.

Section 3.20    Sanctions.

(a)    Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries, and no director, officer or, to the Knowledge of the Company, employee thereof, (i) is a Sanctioned Person or (ii) has pending or, to the Knowledge of the Company, threatened claims against it, him or her with respect to applicable Sanctions.

(b)    Except as has not been, and would not reasonably be expected to be, material to the Company and its Subsidiaries, taken as a whole, (i) each of the Company and its Subsidiaries, and each director, officer and, to the Knowledge of the Company, other employee thereof, is and, since August 26, 2023, has been, in compliance with all applicable Sanctions and (ii) each of the Company and its Subsidiaries has in place adequate controls and systems reasonably designed to ensure compliance with applicable Sanctions in each of the jurisdictions in which the Company or any of its Subsidiaries do business.

Section 3.21    Insurance. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company, (a) the Company and its Subsidiaries have paid, or caused to be paid, all premiums due under all insurance policies held by the Company or any of its Subsidiaries, and all such insurance policies are in full force and effect, (b) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that (including with respect to the transactions contemplated by this Agreement), with notice or lapse of time or both, would constitute a breach or default, or permit a termination of any of such insurance policies and (c) none of the Company or any of its Subsidiaries has received written notice (i) that they are in default with respect to any obligations under such insurance policies, (ii) of cancellation or termination with respect to any such insurance policies, or (iii) of a denial of coverage for any claim under any such insurance policies.

Section 3.22    Takeover Laws. Assuming the accuracy of Parent’s, Merger Sub Inc.’s and Merger Sub LLC’s representations and warranties in Section 4.13, the Company Board has approved resolutions exempting this Agreement, the Voting and Support Agreements, the Mergers and the other transactions contemplated hereby and thereby from Chapters 110C, 110D and 110F of the MBCA.

Section 3.23    Brokers. No investment banker, broker or finder other than Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates. True, correct and complete copies of the engagement letters between the Company and Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC have been made available to Parent prior to the date of this Agreement.

Section 3.24    Opinion of Financial Advisors. The Company Board has received the oral opinion of Goldman Sachs & Co. LLC, to be confirmed by written opinion, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken by Goldman Sachs & Co. LLC in preparing such opinion, the Merger Consideration to be paid to the holders (other than Parent and its affiliates) of Company Stock, pursuant to this Agreement is fair from a financial point of view to such holders, taken in the aggregate. The Company Board has received the opinion of J.P. Morgan Securities LLC, as of the date of this Agreement, to the effect that, as of the date of such opinion and based upon and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by J.P. Morgan Securities LLC in preparing such opinion, the Merger Consideration to be paid to the holders of shares of Company Stock pursuant to this Agreement is fair, from a financial point of view, to such holders.

Promptly after the date of this Agreement, signed, written copies of each such opinion will be made available to Parent for informational purposes only (and on a non-reliance basis).

Section 3.25    Related Party Transactions. Except for employment relationships, compensatory arrangements and Company Benefit Plans, there are no Contracts that are required to be disclosed under Item 404 of Regulation S-K of the SEC (for purposes of this Section 3.25 substituting “$10,000” for “$120,000” in such Item 404 of Regulation S-K of the SEC) that are not so disclosed (a “Company Related Party Transaction”).

Section 3.26    No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or any other information provided to Parent, Merger Sub Inc. or Merger Sub LLC in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. The Company acknowledges that, except for the representations and warranties contained in Article IV of this Agreement, none of Parent, Merger Sub Inc. or Merger Sub LLC or any of their respective Affiliates or Representatives or any other Person makes (and the Company is not relying on) any representation or warranty, express or implied, to the Company in connection with the Mergers and the other transactions contemplated by this Agreement.

Article IV
Representations and Warranties of Parent, Merger Sub Inc. and Merger Sub LLC

Except (i) as disclosed in the Parent Disclosure Letter (it being understood and agreed that any disclosure set forth in one section or subsection of the Parent Disclosure Letter also shall be deemed to apply to each other section and subsection of this Agreement to which its applicability is reasonably apparent on its face) or (ii) other than with respect to Section 4.1, Section 4.2, Section 4.3, Section 4.4, and Section 4.12, as disclosed in the Parent SEC Documents (including exhibits and other information incorporated therein) filed with (or furnished to) the SEC by Parent on or after May 31, 2024, and prior to the date of this Agreement (but in each case excluding any disclosure contained under the heading “Risk Factors” or in any “forward-looking statements” or in any similarly non-specific, cautionary, predictive or forward-looking statements or disclosure) and to the extent publicly available on EDGAR, Parent, Merger Sub Inc. and Merger Sub LLC hereby, jointly and severally, represent and warrant to the Company as follows:

Section 4.1    Organization; Qualification. Each of Parent, Merger Sub Inc. and Merger Sub LLC is a legal entity duly organized and validly existing under the laws of the jurisdiction of its incorporation, formation or organization, as applicable, and has the requisite corporate or similar power and authority to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated. Each of Parent, Merger Sub Inc. and Merger Sub LLC is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing (x) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent and (y) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement. Accurate and complete copies of the Parent Organizational Documents, as in effect on the date of this Agreement, have been made available to the Company prior to the date of this Agreement. The Parent Organizational Documents are currently in effect, and none of Parent, Merger Sub Inc. or Merger Sub LLC, as applicable, is in violation of any of the provisions thereof.

Section 4.2    Capitalization; Subsidiaries.

(a)    The authorized capital stock of Parent consisted of (i) 1,700,000,000 shares of Parent Common Stock, 400,031,927 shares of which were issued and outstanding (including 1,366,296 shares of Parent Common Stock in the form of compensatory restricted stock awards granted pursuant to a Parent Equity Plan) and 379,247,564 of which were held by Parent as treasury stock as of the close of business on the Capitalization Date, and (ii) 100,000 shares of preferred stock, no par value, of Parent, no shares of which were issued or outstanding as of the Capitalization Date. There are no other classes of capital stock of Parent and no bonds, debentures, notes or other Indebtedness or securities of Parent having the right to vote (or convertible into or exercisable for securities having the right to vote) on any matters on which holders of capital stock of Parent may vote authorized, issued or outstanding. As of the Capitalization Date, there were (A) outstanding options granted pursuant to a Parent Equity Plan relating to 10,647,256 shares of Parent Common Stock and (B) outstanding restricted stock units granted pursuant to a Parent Equity Plan relating to 40,957 shares of Parent Common Stock (assuming maximum level of achievement with respect to any applicable performance-based criteria).

(b)    All of the issued and outstanding shares of Parent Common Stock have been, and all of the shares of Parent Common Stock that may be issued pursuant to any Parent Equity Plan or other compensation plans of Parent will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, and, along with the shares of Parent Common Stock issuable pursuant to this Agreement which will be, when issued, duly authorized and validly issued, are, or will be when issued, fully paid, nonassessable and free of and not issued in violation of any preemptive right, purchase option, call option, right of first refusal, subscription right or any similar right. All of the outstanding Parent Common Stock has been sold pursuant to an effective registration statement filed under the federal securities Laws or an appropriate exemption therefrom.

(c)    Other than as set forth in Section 4.2(a), and other than the shares of Parent Common Stock that have become outstanding after the Capitalization Date and issued in accordance with the terms of any equity award of Parent and the applicable Parent Equity Plan as in effect as of the date hereof, there are no (i) existing options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments of any kind obligating Parent or any of its Subsidiaries to issue, transfer, register or sell, or cause to be issued, transferred, registered or sold, any shares of capital stock or other equity or voting securities or other equity interests of Parent or securities convertible into or exchangeable for such shares or other equity or voting securities or other equity interests of Parent, or obligating Parent to grant, extend or enter into such options, warrants, calls, preemptive rights, subscriptions or other securities or rights, restricted stock awards, restricted stock unit awards, convertible securities, agreements, arrangements or commitments, (ii) outstanding obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or other equity or voting securities or other equity interests of Parent or any securities representing the right to purchase or otherwise receive any capital stock or other equity or voting securities or other equity interests of the Parent, (iii) shareholder agreements, voting trusts or similar agreements with any Person to which Parent or any of its Subsidiaries is a party, including any such agreements or trusts (A) restricting the transfer of the capital stock or other equity interests of Parent or (B) affecting the voting rights of capital stock of Parent or other equity or voting securities or other equity interests of Parent, or (iv) outstanding or authorized equity or equity-based compensation awards, including any equity appreciation rights, security-based performance units, “phantom” stock, profit-participation or other security rights issued by Parent, or other agreements, arrangements or commitments of any character (contingent or otherwise) to which Parent or any of its Subsidiaries is a party, in each case pursuant to which any Person is entitled to receive any payment from Parent based in whole or in part on the value of any capital stock or other equity or voting securities or other equity interests of Parent.

(d)    All of the issued and outstanding capital stock of Merger Sub Inc. is, and at the First Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub Inc. has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub Inc.

(e)    All of the issued and outstanding limited liability company interests of Merger Sub LLC (the “Merger Sub LLC Common Interests”) are, and at the First Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub LLC has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent or a direct or indirect wholly owned Subsidiary of Parent may acquire any equity security of Merger Sub LLC.

(f)    The number of authorized shares of Parent Common Stock that have not been issued, subscribed for or otherwise committed to be issued is at least equal to the number of shares of Parent Common Stock to be issued pursuant to this Agreement.

Section 4.3    Authority Relative to Agreement.

(a)    Each of Parent, Merger Sub Inc. and Merger Sub LLC has all necessary corporate or limited liability company, as applicable, power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by Parent, Merger Sub Inc. and Merger Sub LLC, and the consummation by Parent, Merger Sub Inc. and Merger Sub

LLC of the transactions contemplated by this Agreement, have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, by Parent, Merger Sub Inc. and Merger Sub LLC, and (except in the case of the Mergers, for (x) the adoption of this Agreement by the sole shareholder of Merger Sub Inc. (which adoption shall occur immediately following the execution of this Agreement), (y) the filing of the First Articles of Merger and the Second Certificate of Merger with the Massachusetts Secretary and (z) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary) no other corporate action or proceeding on the part of Parent, Merger Sub Inc. or Merger Sub LLC is necessary to authorize the execution, delivery and performance of this Agreement by Parent, Merger Sub Inc. and Merger Sub LLC and the consummation by Parent, Merger Sub Inc. and Merger Sub LLC of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of Parent, Merger Sub Inc. and Merger Sub LLC and, assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of each of Parent, Merger Sub Inc. and Merger Sub LLC, enforceable against each of Parent, Merger Sub Inc. and Merger Sub LLC in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Proceeding therefor may be brought.

(b)    The Parent Board has, by resolutions unanimously approved thereby, (i) approved this Agreement and the transactions contemplated by this Agreement, including the Mergers, and (ii) determined that this Agreement and the transactions contemplated by this Agreement, including the Mergers, are in the best interests of Parent and its shareholders. None of the aforesaid actions by the Parent Board have been amended, rescinded or modified.

Section 4.4    No Parent Vote Required. No vote of holders of securities of Parent is required in connection with the consummation by Parent of the transactions contemplated by this Agreement.

Section 4.5    No Conflict; Required Filings and Consents.

(a)    Neither the execution and delivery of this Agreement by Parent, Merger Sub Inc. and Merger Sub LLC nor the consummation by Parent, Merger Sub Inc. and Merger Sub LLC of the transactions contemplated by this Agreement, nor compliance by Parent, Merger Sub Inc. and Merger Sub LLC with any of the applicable terms or provisions of this Agreement, will (i) violate any provision of the Parent Organizational Documents or the certificate of incorporation or bylaws (or equivalent organizational documents) of any Subsidiary of Parent, (ii) assuming that the Consents, registrations, declarations, filings and notices referenced in Section 4.5(b) have been obtained or made and the sole shareholder of the Surviving Corporation shall have adopted this Agreement (which adoption shall occur in accordance with Section 5.12), conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancellation of or require the Consent of, notice to or filing with any third party pursuant to any of the terms or provisions of any Contract to which Parent or any of its Subsidiaries is a party or by which any property or asset of Parent or any of its Subsidiaries is bound or affected, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent, Parent’s Subsidiaries, Merger Sub Inc. or Merger Sub LLC, other than, in the case of clause (ii) and clause (iii), any such conflict, violation, breach, default, termination, acceleration, cancellation or Lien that (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

(b)    No Consent of, registration, declaration or filing with or notice to any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act (including the filing with the SEC of the Form S-4 and the Proxy Statement), (ii) the filing of the First Articles of Merger and the Second Certificate of Merger with the Massachusetts Secretary, (iii) the filing of the First Certificate of Merger and the Second Certificate of Merger with the Delaware Secretary, (iv) applicable requirements under non-U.S. qualification, state securities or “blue sky” laws of various states or any other applicable securities Laws, (v) compliance with applicable rules and regulations of the NYSE, NASDAQ and any other applicable stock exchanges or marketplaces, (vi) compliance with and filings or notifications under Antitrust Laws, (vii) the Additional Approvals and (viii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made (A) has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (B) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 4.6    Parent SEC Documents; Financial Statements.

(a)    Since May 31, 2024, Parent has timely filed with (or furnished to) the SEC all forms, reports, schedules, statements and other documents (including exhibits and supplements thereto filed since May 31, 2024) required by it to be filed (or furnished) under the Exchange Act or the Securities Act (collectively, the “Parent SEC Documents”). As of its respective date or, if amended prior to the date of this Agreement, as of the date of the last such amendment, each Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be. Except to the extent that information in any Parent SEC Document has been revised or superseded by a Parent SEC Document filed prior to the date hereof, as of its filing date, no Parent SEC Document filed pursuant to the Exchange Act contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of Parent is subject to the periodic reporting requirements of the Exchange Act. All of the audited financial statements and unaudited interim financial statements (including, in each case, any related notes and schedules) of Parent included in the Parent SEC Documents, as of their respective filing date, (i) complied in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements, as may be permitted under Form 10-Q of the Exchange Act) and (iii) fairly present in all material respects the financial position, the shareholders’ equity, the results of operations and cash flows of Parent and its consolidated Subsidiaries as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments).

(b)    As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of Parent SEC Documents, and, to the Knowledge of Parent, none of Parent SEC Documents is subject to ongoing SEC review.

(c)    Parent is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and governance rules and regulations of the NASDAQ.

(d)    Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of financial statements for external purposes in conformity with GAAP, including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of Parent and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the Parent Board and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Parent and its Subsidiaries. Parent has evaluated the effectiveness of Parent’s internal control over financial reporting and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has no “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement) in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information. There has been and there is no fraud or claim or allegation of fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

(e)    Parent maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) designed to ensure that all information required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Parent required under the Exchange Act with respect to such reports.

(f)    To the Knowledge of Parent, there are no SEC inquiries or investigations or other inquiries or investigations by Governmental Authorities or internal investigations pending or threatened, in each case regarding any accounting practices of Parent or any of its Subsidiaries or any malfeasance by any director or executive officer of Parent or any of its Subsidiaries. Since May 31, 2024, there have been no material internal investigations regarding accounting, auditing or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, chief accounting officer or general counsel of Parent or the Parent Board or any committee thereof.

(g)    Each of the then-acting principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to Parent SEC Documents, and the statements contained in such certifications are true and accurate. Parent does not have, and has not arranged, any outstanding “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(h)    Since May 31, 2024, (i) neither Parent nor any of its Subsidiaries has received any written (or, to the Knowledge of Parent, oral) complaint, allegation, assertion or claim regarding accounting, internal accounting controls, auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries, or unlawful accounting or auditing matters with respect to Parent or any of its Subsidiaries, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Parent Board or any committee thereof or to the general counsel or chief executive officer of Parent pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act, except, in the case of clause (i) above, as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

(i)    Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off-balance sheet arrangements” (as defined in Item 2.03 of Form 8-K under the Exchange Act).

Section 4.7    Absence of Certain Changes or Events.

(a)    Since May 31, 2025 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the respective businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business.

(b)    Since May 31, 2025 through the date of this Agreement, there has not been any event, circumstance, occurrence, effect, fact, development or change that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent.

Section 4.8    No Undisclosed Liabilities. None of Parent or any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent, absolute or otherwise, including those that would be required to be reflected on a consolidated balance sheet of Parent (or the notes thereto) in accordance with GAAP, except for liabilities or obligations (a) as (and to the extent) reflected or reserved against in Parent’s balance sheets (or the notes thereto) included in Parent’s Quarterly Reports on Form 10-Q filed with the SEC on January 7, 2026, (b) incurred in the ordinary course of business since January 7, 2026, (c) incurred in connection with the transactions contemplated by this Agreement, or (d) (i) have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent, and (ii) would not reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 4.9    Litigation. There is no Proceeding pending or threatened in writing (or, to the Knowledge of Parent, orally) against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and neither Parent nor any of its Subsidiaries nor any asset or property of Parent or any of its Subsidiaries is subject to a continuing Order, in each case, that (a) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or (b) would reasonably be expected to, individually or in the aggregate, impair in any material respect the ability of Parent, Merger Sub Inc. or Merger Sub LLC to perform their respective obligations under this Agreement or to consummate the Mergers, or prevent or materially delay the consummation of any of the Mergers and the other transactions contemplated by this Agreement.

Section 4.10    Taxes. After due inquiry and consultation with its counsel, as of the date of this Agreement, none of Parent or any of its Subsidiaries is aware of the existence of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” under Section 368(a) of the Code.

Section 4.11    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein, in light of the circumstances under which they are made, not misleading and (b) the Proxy Statement will, at the date it, or any amendment or supplement to it, is mailed to shareholders of the Company and at the time of the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Form S-4 and any other documents filed by Parent with the SEC in connection herewith will comply as to form in all material respects with the requirements of applicable Law, including the Exchange Act (except that no representation or warranty is made by Parent regarding such portions thereof that relate expressly to the Company or any of its Subsidiaries, or to statements made therein based on information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion or incorporation by reference therein).

Section 4.12    Brokers. No investment banker, broker or finder other than Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by Parent or a controlled Affiliate of Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Affiliates (including Merger Sub Inc. and Merger Sub LLC).

Section 4.13    Share Ownership of Company Stock. None of Parent, Merger Sub Inc., Merger Sub LLC or any of their respective Affiliates has been, at any time during the three (3) years preceding the date of this Agreement, an “interested stockholder” of the Company, as defined in Section 3 of Chapter 110F of the MBCA.

Section 4.14    Ownership and Operations of Merger Sub Inc. and Merger Sub LLC.

(a)    Each of Merger Sub Inc. and Merger Sub LLC has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the First Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations, in each case, other than as incident to its formation or as contemplated herein.

(b)    The authorized capital stock of Merger Sub Inc. consists of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub Inc. is, and at the First Effective Time will be, owned directly or indirectly by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub Inc. has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent or a direct or indirect wholly-owned Subsidiary of Parent may acquire any equity security of Merger Sub Inc.

(c)    All of the issued and outstanding limited liability company interests of Merger Sub LLC are, and at the Second Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub LLC has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent or a direct or indirect wholly-owned Subsidiary of Parent may acquire any equity security of Merger Sub LLC.

Section 4.15    Financing. Parent has delivered to the Company true, complete and correct fully executed copies of (a) the commitment letter, dated as of March 10, 2026, among Parent, Cintas Corporation No. 2 and the financial institutions party thereto (the “Initial Lenders”) (the “Commitment Letter”) and (b) the fee letter, dated as of March 10, 2026, among Parent, Cintas Corporation No. 2 and the Initial Lenders (as redacted to remove only the fee amounts, pricing caps, the “market flex” and any commercially sensitive terms; provided that none of which redacted terms would or would reasonably be expected to affect the amount, availability or conditionality of the Financing) (the “Fee Letter”), in each case, including all exhibits, term sheets, schedules, annexes and amendments to such letters in effect as of the date of this Agreement (the Commitment Letter and the Fee Letter, collectively, and as each of the foregoing may be may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived from time to time after the date hereof in compliance with Section 5.15, the “Debt Letters”), pursuant to which and subject to the terms and conditions thereof each of the Initial Lenders party thereto have severally committed to lend the amounts set forth therein to Parent or a Subsidiary thereof (the provision of such funds as set forth therein, but subject to the provisions of Section 5.15 (the “Financing”)) for the purposes set forth in such Debt Letters. The Debt Letters have not been amended, restated, supplemented or otherwise modified or waived prior to the execution and delivery of this Agreement, no such amendment, restatement, supplement or modification is contemplated by Parent or, to the knowledge of Parent, by the other parties thereto, and the respective commitments contained in the Debt Letters have not been withdrawn, terminated, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement and, to the knowledge of Parent, no such withdrawal, termination or rescission is contemplated. As of the date of this Agreement, the Debt Letters are in full force and effect and constitute the legal, valid and binding obligation of each of Parent and, to the knowledge of Parent, the other parties thereto, enforceable against Parent and, to the knowledge of Parent, the other parties thereto in accordance with its terms, subject in each case to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity. There are no conditions precedent or contingencies related to the funding of the full amount of the Financing pursuant to the Debt Letters, other than as expressly set forth in the Debt Letters. Subject to the terms and conditions of the Debt Letters, the net proceeds contemplated from the Financing (after giving effect to any “market flex” provisions) are as of the date of this Agreement, and together with any other committed financing that replaces or supplements the Financing consistent with the terms set forth in Section 5.15 on the Closing Date will be, sufficient for the satisfaction of all of Parent’s obligations under this Agreement, including the payment of the cash portion of the Merger Consideration, prepayment or repayment of any outstanding indebtedness of the Company or its Subsidiaries required by this Agreement to be prepaid or repaid and all fees and expenses to be incurred in connection therewith. Parent, or, to the knowledge of Parent, any other party to the Debt Letters, is not in default or breach under the terms and conditions of the Debt Letters and no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a breach, default or failure to satisfy a condition on the part of Parent, Merger Sub Inc., Merger Sub LLC or any of their respective Affiliates under the Debt Letters or, to the knowledge of Parent, any other party to the Debt Letters. As of the date of this Agreement there are no side letters or other agreements related to the Financing other than the Debt Letters and other related agreements delivered to the Company on or prior to the date of this Agreement; provided, for the avoidance of doubt, that the foregoing representation does not include customary engagement letters or non-disclosure agreements which do not impact the conditionality or amount of the Financing. Parent has fully paid all commitment fees or other fees required to be paid on or prior to the date of this Agreement in connection with the Financing. Assuming the conditions to the obligations of Parent to consummate the Merger have been satisfied or waived, Parent has no reason to believe that any of the conditions to the Financing will not be satisfied, nor does Parent have knowledge, as of the date of this Agreement, that the full amount of the Financing will not be made available to Parent on the Closing Date in accordance with the terms of the Debt Letters. Parent expressly acknowledges and agrees that the obligations of Parent, Merger Sub Inc. and Merger Sub LLC to consummate the Mergers are not subject to any condition regarding Parent’s, Merger Sub Inc.’s, Merger Sub LLC’s or any other Person’s ability to obtain financing (including the Financing) for the Mergers and the other transactions contemplated by this Agreement.

Section 4.16    No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub Inc., Merger Sub LLC nor any other Person on behalf of Parent, Merger Sub Inc. or Merger Sub LLC makes any express or implied representation or warranty with respect to Parent or any of its Subsidiaries or any other information provided to the Company in connection with the transactions contemplated by this Agreement, including the accuracy, completeness or timeliness thereof. Each of Parent, Merger Sub Inc. and Merger Sub LLC acknowledges that, except for the representations and warranties contained in Article III of this Agreement, none of the Company or any of its Affiliates or Representatives or any other Person makes (and Parent, Merger Sub Inc. and Merger Sub LLC are not relying on) any representation or warranty, express or implied, to Parent, Merger Sub Inc. or Merger Sub LLC in connection with the Mergers and the other transactions contemplated by this Agreement.

Article V
Covenants and Agreements

Section 5.1    Conduct of Business by the Company Pending the Mergers. The Company covenants and agrees that, between the date of this Agreement and the earlier of the First Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or contemplated pursuant to this Agreement, or (iv) as set forth in Section 5.1 of the Company Disclosure Letter, (A) the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in the ordinary course of business and, to the extent consistent therewith, use commercially reasonable efforts to preserve its assets and business organization, keep available the services of their present key employees and maintain its existing relationships with material customers, suppliers, distributors, Governmental Authorities and business partners; provided, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provisions of Section 5.1(B) shall be deemed a breach of this Section 5.1(A), unless such action constitutes a breach of such provision of Section 5.1(B), and (B) the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a)    amend (i) the Company’s Articles of Organization, (ii) the Bylaws or (iii) such equivalent organizational or governing documents of any of its Subsidiaries;

(b)    split, reverse split, combine, subdivide, reclassify, redeem, repurchase or otherwise acquire (including under any share repurchase program of the Company) or amend the terms of the Company’s or any of its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or voting securities or other equity interests; provided, however, that the Company may repurchase or otherwise acquire or net out from the issuance of shares in connection with (i) the acceptance of shares of Company Common Stock as payment for Taxes incurred in connection with the exercise, vesting, or settlement of Company Equity Awards in accordance with the applicable Company Equity Plan, (ii) the forfeiture of Company Equity Awards or (iii) the conversion of Company Class B Common Stock outstanding as of the date of this Agreement into Company Common Stock in accordance with the Articles of Organization and, if applicable, the Voting and Support Agreement;

(c)    issue, sell, pledge, dispose of, encumber, grant or authorize the same with respect to, any shares of the Company’s or its Subsidiaries’ capital stock, or other equity or voting securities or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of the Company’s or any of its Subsidiaries’ capital stock or other equity or equity-based compensation, or other equity or voting securities or other equity interests; provided, however, that the Company may issue Company Common Stock (i) upon the exercise, vesting, or settlement of Company Equity Awards, in each case in accordance with the applicable Company Equity Plan outstanding as of the date of this Agreement, or (ii) upon the conversion of Company Class B Common Stock outstanding as of the date of this Agreement into Company Common Stock in accordance with the Company’s Articles of Organization;

(d)    declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than (i) regular quarterly cash dividends paid by the Company to its shareholders in a manner consistent with past practice (in an amount, and subject to the procedures, permitted by Section 5.21), and (ii) cash dividends and distributions paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or any direct or indirect wholly owned Subsidiary of the Company;

(e)    except to the extent required pursuant to any Company Benefit Plan as in effect on the date hereof (or as adopted or amended following the date hereof in a manner permitted by this Agreement), (i) establish, adopt, enter into, amend, or terminate, or materially modify, any material Company Benefit Plan; (ii) grant any long-term incentive and equity or equity-based awards or amend or modify the terms of any outstanding long-term incentive and equity or equity-based awards (including the Company Equity Awards) to any Company Service Provider; (iii) take any action (other than actions contemplated by this Agreement) to accelerate any payment or benefit, the vesting of any equity or equity-based award or the funding of any payment or benefit, payable or to become payable to any Company Service Provider; (iv) enter into any employment, severance, change in control, retention, individual consulting or similar agreement with any Company Service Provider; (v) except as may be required by GAAP, materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan, make any voluntary contributions to a Company Benefit Plan that are outside the ordinary course of business or materially change the manner in which contributions to such Company Benefit Plans are made or the basis on which such contributions are determined; (vi) increase or commit to increase the compensation or benefits of any Company Service Provider; or

(vii) establish or fund (or provide for any funding for) any rabbi trust or other funding arrangement in respect of any Company Benefit Plan;

(f)    hire, engage, promote, or terminate (other than for “cause”) any employee of the Company with a title of Vice President or above or any person who is or would be an employee with a title of Vice President or above or provide any such employee with the right to resign with “good reason” or any similar form of constructive termination;

(g)    (i) modify, extend, or enter into any Labor Agreement, or (ii) recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(h)    acquire (including by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership, limited liability company, joint venture, other business organization, business or assets of any other Person constituting a business or any line of a business for consideration in excess of $5,000,000 individually or $20,000,000 in the aggregate;

(i)    sell, pledge, dispose of, transfer, abandon, lease, license, mortgage, incur any Lien (including pursuant to a sale-leaseback transaction or an asset securitization transaction) on or otherwise transfer or encumber any portion of the tangible or intangible assets, business, properties or rights (in each case, other than Intellectual Property or any rights therein) of the Company or any of its Subsidiaries having a fair market value in excess of $1,000,000 individually or $3,000,000 in the aggregate, except (i) sales of inventory in the ordinary course of business, (ii) transfers solely among the Company and its direct or indirect wholly owned Subsidiaries, (iii) dispositions of obsolete tangible assets or expired inventory, (iv) with respect to immaterial leases, licenses or other similar grants of real property, any immaterial grant, amendment, extension, modification, or renewal in the ordinary course of business, or (v) Permitted Liens;

(j)    (i) incur, create, assume or otherwise become liable for any Indebtedness for borrowed money or issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company or any of its Subsidiaries, except in each case (A) as between or among the Company or one or more direct or indirect wholly owned Subsidiaries of the Company and (B) for Indebtedness (other than letters of credit entered into in the ordinary course of business) not to exceed at any time $60,000,000 in the aggregate under the Existing Company Credit Agreement in the ordinary course of business and any refinancing, replacement, amendment, restatement or modification thereof (including any replacement credit facility), (ii) except in the ordinary course of business, incur or assume any other form of Indebtedness (excluding for this clause (ii), Indebtedness for borrowed money and debt securities), or (iii) make or forgive any loans, advances or capital contributions to, or investments in, any other Person other than a wholly owned Subsidiary of the Company (except (A) any travel and similar advances to employees in the ordinary course of business and (B) trade credit and similar loans and advances made to customers, dealers and suppliers in the ordinary course of business);

(k)    subject to Section 5.22, (i) terminate, assign, agree to any material amendment, supplement or modification of, renew, extend or waive any material rights under, any Company Material Contract (except for customer contracts entered into in the ordinary course of business) or any Company Lease or (ii) enter into any Contract that would have been a Company Material Contract (except for customer contracts entered into in the ordinary course of business) or any Company Lease had it been entered into prior to the date of this Agreement; provided, however, that nothing contained in this Section 5.1(k) shall be deemed to restrict or limit the Company’s ability to (A) compete with Parent or any of its Subsidiaries prior to the Closing, (B) enter into or modify in the ordinary course of business any Contract to acquire inventory, products, goods, services, supplies, equipment and technology (for clarity, not related to technology initiatives outside of the ordinary course of business), (C) enter into any modification providing for an increase in annual spend by the Company of no more than $2,000,000, or any extension or renewal of any Company Material Contract, in each case in the ordinary course of business or (D) enter into any Company Material Contract of the type set forth in (1) Section 3.14(a)(iii) (to the extent such Indebtedness would be permitted under Section 5.1(j)), (2) Section 3.14(a)(viii) (to the extent such acquisition or disposition would be permitted under Section 5.1(h) or Section 5.1(i), as applicable), (3) Section 3.14(a)(xii) (to the extent such Contract provides for or relates to the settlement of any Proceeding that would be permitted under Section 5.1(m)), or (4) Section 3.14(a)(vi) (to the extent that such Contract relates to the matters addressed by any other provision of this Section 5.1(B), including Contracts in accordance with the capital expenditures described in Section 5.1(q) of the Company Disclosure Letter);

(l)    make any change to its methods of financial accounting, except as required by GAAP (or any interpretation thereof) or Regulation S-X of the Exchange Act;

(m)    release, compromise, assign, settle or agree to settle any Proceeding, excluding for all purposes under this Section 5.1(m) (i) any Proceeding relating to Taxes, which shall be governed exclusively by Section 5.1(o), (ii) any Proceeding governed by Section 5.18, (iii) settlements that result solely in monetary obligations of the Company or its Subsidiaries (without the admission of wrongdoing or a nolo contendere or similar plea, the imposition of injunctive or other equitable relief, or restrictions on the future activity or conduct, by, of or on Parent, the Company or any of their respective Subsidiaries, except for confidentiality and similar de minimis obligations) involving payment by the Company or any of its Subsidiaries of an amount not greater than $2,500,000 individually or $30,000,000 in the aggregate, provided that none of the following payments shall be considered in computing any of the foregoing dollar thresholds in this Section 5.1(m): (A) payments of deductibles in connection with workers’ compensation, automobile liability or general liability insurance policies and (B) payments made by insurance or reimbursed under any insurance policy;

(n)    sell, lease, transfer, assign, license, incur any Lien (other than Permitted Liens) on, abandon or permit to lapse, any material Company Owned IP, other than non-exclusive licenses of Company Owned IP entered into in the ordinary course of business;

(o)    (i) make, change or revoke any material Tax election, (ii) change any accounting period or change any material aspect of a method of Tax accounting; (iii) file or make any amendment to a material Tax Return; (iv) settle, concede, abandon or compromise any audit or Proceeding with respect to a material amount of Taxes; (v) agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes; (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) with respect to any Tax or request any Tax ruling; or (vii) surrender any right to claim a material Tax refund;

(p)    merge or consolidate the Company or any of its Subsidiaries with any Person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(q)    except in accordance with the Company’s anticipated capital expenditures described in Section 5.1(q) of the Company Disclosure Letter, make any new capital expenditures, or commit to do so, other than capital expenditures not exceeding an amount, in the aggregate, equal to ten percent (10%) of the capital expenditures described in Section 5.1(q) of the Company Disclosure Letter;

(r)    effectuate or announce any plant closing, employee layoff, employee furlough, reduction in force, reduction in compensation or other employment action that would implicate the WARN Act;

(s)    waive or release any noncompetition, nonsolicitation, nondisclosure, noninterference, nondisparagement, or other restrictive covenant obligation of any current or former executive officers or employees;

(t)    enter into any new line of business;

(u)    fail to use commercially reasonable efforts to maintain in full force and effect the insurance policies covering the Company and its Subsidiaries and their respective properties, assets and businesses in a form and amount consistent with past practice;

(v)    take any action set forth on Section 5.1(B)(v) of the of the Parent Disclosure Letter; or

(w)    enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Section 5.2    Conduct of Business by Parent Pending the Mergers. Parent covenants and agrees that, between the date of this Agreement and the earlier of the First Effective Time and the date, if any, on which this Agreement is terminated in accordance with Section 7.1, except (i) as may be required by Law, (ii) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly required or contemplated pursuant to this Agreement, or (iv) as set forth in Section 5.2 of the Parent Disclosure Letter, Parent shall not, directly or indirectly:

(a)    amend the Parent Organizational Documents in a manner that would be materially or disproportionately (relative to other holders of Parent Common Stock) adverse to the Company’s shareholders or would, or would reasonably be expected to, have the effect of delaying or preventing the consummation of the Mergers or the other transactions contemplated by this Agreement;

(b)    adjust, split, reverse split, combine, subdivide or reclassify Parent Common Stock, except for any transactions that would require an adjustment to the Merger Consideration pursuant to Section 2.1(c), and for which the proper adjustment is made;

(c)    declare, set aside, authorize, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to Parent’s or other equity interests, other than (i) cash dividends and distributions paid by any direct or indirect wholly owned Subsidiary of Parent to Parent or any direct or indirect wholly owned Subsidiary of Parent and (ii) quarterly cash dividends paid by Parent to its shareholders in a manner consistent with past practice (including with respect to increases);

(d)    merge or consolidate Parent, Merger Sub Inc. or Merger Sub LLC with any Person or adopt a plan of complete or partial liquidation, dissolution, recapitalization or other reorganization with respect to Parent;

(e)    take any action set forth on Section 5.1(B)(v) of the of the Parent Disclosure Letter; or

(f)    enter into any Contract to do, authorize or adopt any resolutions approving, or announce an intention to do, any of the foregoing.

Section 5.3    No Control of Other Party’s Business. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Closing, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Closing. Prior to the Closing, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4    Preparation of the Form S-4 and the Proxy Statement; Company Shareholders’ Meeting.

(a)    As promptly as reasonably practicable after the execution of this Agreement, and no later than 45 days after the date of this Agreement, Parent and the Company will jointly prepare and Parent shall cause to be filed with the SEC a registration statement on Form S-4, in which the Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Mergers. Each of Parent and the Company shall cooperate with each other and use its reasonable best efforts to (A) cause the Form S-4 and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, (B) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments from the SEC), and, prior to the effective date of the Form S-4, take all action reasonably required to be taken under any applicable state securities Laws in connection with the issuance of the Parent Common Stock in connection with the Mergers and (C) keep the Form S-4 effective through the Closing Date in order to permit the consummation of the Mergers. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Proxy Statement.

As promptly as reasonably practicable after the Form S-4 shall have become effective and the SEC staff advises that it has no further comments on the Proxy Statement or that the Company may commence mailing the Proxy Statement, the Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its shareholders. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Proxy Statement will be made by the Company, in each case without providing the other party with a reasonable opportunity to review and comment (which comments shall be considered by the applicable party in good faith) thereon if reasonably practicable; provided, however, that, without limiting Section 5.10, with respect to documents filed by a party which are incorporated by reference in the Form S-4 or the Proxy Statement, this right to review and comment shall apply only with respect to information relating to the other party or such other party’s business, financial condition or results of operations. If, at any time prior to the First Effective Time, any information relating to Parent or the Company or any of their respective Affiliates, directors or officers, should be discovered by Parent or the Company which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be prepared and, following a reasonable opportunity for the other party (and its counsel) to review and comment on such amendment or supplement, promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the shareholders of Parent and the Company. Subject to applicable Law, each party shall notify the other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between either party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Mergers.

(b)    Subject to the earlier termination of this Agreement in accordance with Section 7.1, the Company shall, as soon as reasonably practicable following the effectiveness of the Form S-4 and the SEC staff advises that it has no further comments on the Proxy Statement or that the Company may commence mailing the Proxy Statement, duly call, give notice of, convene (on a date selected by the Company in consultation with Parent) and hold a meeting of its shareholders (the “Company Shareholders’ Meeting”) for the purpose of seeking the Company Shareholder Approval, and shall submit such proposal to such holders at the Company Shareholders’ Meeting and shall not submit any other proposal to such holders in connection with the Company Shareholders’ Meeting (other than an advisory vote regarding merger-related compensation and a customary proposal regarding adjournment of the Company Shareholders’ Meeting) without the prior written consent of Parent. As promptly as reasonably practicable after the date of this Agreement, the Company, in consultation with Parent, shall set a record date for Persons entitled to notice of, and to vote at, the Company Shareholders’ Meeting and shall not change such record date without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

Notwithstanding anything to the contrary contained in this Agreement, the Company shall not adjourn or postpone the Company Shareholders’ Meeting without Parent’s prior written consent; provided, however, that, without Parent’s prior written consent, the Company may adjourn or postpone the Company Shareholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any supplement or amendment to the Proxy Statement or Form S-4 required by Law is provided to the shareholders of the Company within a reasonable amount of time in advance of the Company Shareholders’ Meeting or (ii) if there are not sufficient affirmative votes in person or by proxy at such meeting to constitute a quorum at the Company Shareholders’ Meeting or to obtain the Company Shareholder Approval, to allow reasonable additional time for solicitation of proxies for purposes of obtaining a quorum or the Company Shareholder Approval; provided, however, that unless agreed to in writing by Parent, any such adjournments or postponements under this clause (ii) shall be for a period of no more than ten (10) Business Days in the aggregate; provided, further, that the Company shall not postpone the Company Shareholders’ Meeting as contemplated by this clause (ii) if it would require a change to the record date for the Company Shareholders’ Meeting; provided, further, that, if requested by Parent, the Company shall effect an adjournment or postponement of the Company Shareholders’ Meeting under the circumstances contemplated by this clause (ii) for a period of up to ten (10) Business Days in the aggregate (provided no such request for a postponement shall be permitted if it would require a change in the record date for the Company Shareholders’ Meeting). If the Company Board has not made a Company Adverse Recommendation Change in accordance with Section 5.7, the Company shall, through the Company Board, make the Company Recommendation, and shall include such Company Recommendation in the Proxy Statement, and use its reasonable best efforts to (A) solicit from its shareholders proxies in favor of the adoption of this Agreement and (B) take all other action necessary or advisable to secure the Company Shareholder Approval. Notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, the obligations of the parties hereunder shall continue in full force and effect and such obligations shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Acquisition Proposal (whether or not a Company Superior Proposal).

(c)    The Company shall provide Parent with reasonably detailed periodic updates concerning proxy solicitation and voting results upon Parent’s reasonable request.

Section 5.5    Appropriate Action; Consents; Filings.

(a)    Subject to the terms and conditions of this Agreement, the parties hereto will cooperate with each other and use (and will cause their respective Subsidiaries to use) their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement prior to the Termination Date and to cause the conditions to the Mergers set forth in Article VI to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the obtaining of all actions or non-actions, consents, approvals, registrations, waivers, permits, authorizations, orders, expirations or terminations of waiting periods and other confirmations from any Governmental Authority or other Person that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers; (ii) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Authorities) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers; (iii) subject to Section 5.5(d), the taking of all reasonable steps as may be necessary, proper or advisable to obtain an approval from, or to avoid a Proceeding by, any Governmental Authority or other Person in connection with the consummation of the transactions contemplated by this Agreement, including the Mergers; (iv) the defending of any lawsuits or other Proceedings, whether judicial or administrative, challenging this Agreement or that would otherwise prevent or delay the consummation of the transactions contemplated by this Agreement, including the Mergers, including seeking to have any stay, temporary restraining order or injunction entered by any court or other Governmental Authority vacated or reversed; and (v) the execution and delivery of any additional instruments that are or may become reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Mergers, and to carry out fully the purposes of this Agreement. Each of the parties hereto shall, in consultation and cooperation with the other parties and as promptly as reasonably practicable (and in any event, with respect to clause (x), within twenty-five (25) Business Days after the date of this Agreement and with respect to clause (z), within fifteen (15) Business Days after the date of this Agreement, unless otherwise agreed by the parties), (x) make its respective filings under the HSR Act, (y) any Antitrust Law as set forth in Section 6.1(d) of the Parent Disclosure Letter and (z) the filing with respect to the Permits set forth in Section 6.1(e) of the Parent Disclosure Letter and make any other applications and filings as reasonably determined by the Company and Parent under other applicable Antitrust Laws with respect to the transactions contemplated by this Agreement, as promptly as practicable, but in no event later than as required by Law. Parent shall pay all filing fees required under any Antitrust Law by the Company and Parent. Notwithstanding anything to the contrary contained in this Agreement, but without limiting Parent’s obligations under Section 5.5(d), neither Parent nor any of its Affiliates shall be required to, and without the prior written consent of Parent, none of the Company or any of its Subsidiaries or Affiliates will, grant or offer to grant any accommodation or concession (financial or otherwise), or make any payment, to any third party (other than filing fees to any Governmental Authority), in connection with seeking or obtaining its consent to the transactions contemplated by this Agreement.

(b)    Parent shall, after reasonable consultation with the Company and consideration in good faith of the views and comments of the Company in connection with the following, have the right to direct, devise and implement the strategy for obtaining any necessary approval of, for responding to any request from, inquiry or investigation by (including coordinating with the Company with respect to the timing, nature and substance of all such responses), and in connection with all meetings and communications (including any negotiations) with, any Governmental Authority that has authority to enforce any Antitrust Law, including determining whether to (i) pull and refile, on one or more occasions, any filing made under the HSR Act or any other Antitrust Law in connection with the transactions contemplated by this Agreement and (ii) enter into a voluntary agreement between Parent and the Company, on the one hand, and the FTC and the DOJ, on the other hand, pursuant to which Parent and the Company will agree not to consummate the Mergers until a specified time shall have expired or been terminated. In connection with the foregoing and without limiting the efforts referenced in Section 5.5(a), each of the parties hereto will (i) furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any governmental filings, submissions or other documents; (ii) give the other reasonable prior notice of any such filing, submission or other document and, to the extent reasonably practicable, of any substantive communication with or from any Governmental Authority regarding the transactions contemplated by this Agreement, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with any such filing, submission, document or substantive communication; and (iii) cooperate in responding as promptly as reasonably practicable to any investigation or other inquiry from a Governmental Authority or in connection with any Proceeding initiated by a Governmental Authority or private party, including informing the other party as soon as reasonably practicable of any such investigation, inquiry or Proceeding, and consulting in advance, to the extent practicable, before making any presentations or submissions to a Governmental Authority, or, in connection with any Proceeding initiated by a private party, to any other Person. In addition, each of the parties hereto will give reasonable prior notice to and consult with the other in advance of any meeting, conference or substantive communication with any Governmental Authority, or, in connection with any Proceeding by a private party, with any other Person, and to the extent not prohibited by applicable Law or by the applicable Governmental Authority or other Person, and to the extent reasonably practicable, not participate in or attend any meeting or conference, or engage in any substantive communication, with any Governmental Authority or such other Person in respect of the transactions contemplated by this Agreement without the other party, and in the event one party is prohibited from, or unable to participate in, attend or engage in, any such meeting, conference or substantive communication, keep such party apprised with respect thereto. To the extent not prohibited by applicable Law or by the applicable Governmental Authority, each party shall furnish to the other copies of all filings, submissions, correspondence and substantive communications between it and its Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff (or any other Person in connection with any Proceeding initiated by a private party), on the other hand, with respect to the transactions contemplated by this Agreement. Each party may, as it deems advisable and necessary, reasonably designate material provided to the other party as “Outside Counsel Only Material,” and also may redact the material as necessary to (A) remove personally sensitive information, (B) remove references concerning the valuation of the Company and its Subsidiaries or Parent and its Subsidiaries, (C) comply with contractual arrangements, (D) prevent the loss of a legal privilege (including attorney-client privilege) or (E) comply with applicable Law.

(c)    Subject to this Section 5.5, the parties shall consult with each other with respect to obtaining all Consents necessary to consummate the transactions contemplated by this Agreement, including the Mergers; provided, however, that Parent shall, on behalf of the parties hereto, control and lead all communications and strategy relating to obtaining such Consents.

(d)    Notwithstanding anything in this Section 5.5 or anything else in this Agreement, neither Parent or any of its Affiliates shall be obligated to offer or agree to do any of the following (and neither the Company nor any of its Affiliates shall, or shall offer or agree to, do any of the following without Parent’s prior written consent): (i) sell, divest or discontinue any portion of the assets, liabilities, activities, businesses or operations of Parent, the Company or their respective Subsidiaries or (ii) accept any other remedy with respect to Parent’s, the Company’s or any of their respective Subsidiaries’ assets, liabilities, activities, businesses or operations. Notwithstanding the foregoing, at the written request of Parent, the Company shall, and shall cause its Affiliates to, agree to take any action described in the preceding sentence so long as such action is conditioned upon the occurrence of the Closing.

(e)    Except as set forth on Section 5.5(e) of the Parent Disclosure Letter, each of the parties agrees that, between the date of this Agreement and the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, it shall not, and shall ensure that none of its Subsidiaries shall, consummate, enter into any agreement providing for, or announce, any investment, acquisition, divestiture or other business combination that would reasonably be expected to delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 5.6    Access to Information; Confidentiality. In each case solely for the purposes of preparing for and effecting the transactions and other matters contemplated by this Agreement (including the Financing), transition and integration planning and reviewing the performance and operation of the Company (and not following the commencement of any adverse Proceeding between the parties or their Affiliates) (the “Intended Purpose”), the Company shall (and shall cause each of its Subsidiaries to) afford reasonable access to Parent’s Representatives, during normal business hours and upon reasonable notice, throughout the period from the date of this Agreement to the First Effective Time (or until the earlier termination of this Agreement in accordance with Section 7.1), to the personnel, advisors, properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish reasonably promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries, and to provide copies thereof, as may reasonably be requested for the Intended Purpose; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent, Merger Sub Inc. or Merger Sub LLC if such disclosure would, in the reasonable judgment of the Company, (a) violate applicable Law or the provisions of any agreement to which the Company or any of its Subsidiaries is a party or (b) jeopardize any attorney-client or other legal privilege; provided, further, that in each such case, the Company shall cooperate with Parent to enable Parent and Parent’s Representatives to enter into appropriate confidentiality, joint defense or similar documents or arrangements so that Parent and Parent’s Representatives may have access to such information. No investigation or access permitted pursuant to this Section 5.6 shall affect or be deemed to modify any representation, warranty, covenant or agreement made by the Company hereunder. All information and documents furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives pursuant to this Section 5.6 shall be kept confidential in accordance with the Confidentiality Agreement. Notwithstanding anything herein to the contrary, the parties hereby agree and acknowledge that the restrictions in the Confidentiality Agreement shall not apply upon the execution and delivery of this Agreement to the extent required to permit any action contemplated hereby and in accordance herewith and solely until any termination of this Agreement in accordance with its terms.

Section 5.7    No Solicitation by the Company.

(a)    From the date of this Agreement until the earlier of the First Effective Time and the termination of this Agreement in accordance with Section 7.1, except as provided in Section 5.7(b), (i) the Company shall, and shall cause its Subsidiaries, and its and their respective officers and directors to, immediately cease, and shall instruct and use its reasonable best efforts to cause its and their respective other Representatives to immediately cease, and cause to be terminated all existing discussions, negotiations and communications with any Persons or entities with respect to any Company Acquisition Proposal (other than the transactions contemplated by this Agreement), (ii) the Company shall not, and shall not authorize, and shall use its reasonable best efforts not to permit, any of its Representatives to, directly or indirectly through another Person, (A) initiate, seek, solicit, knowingly facilitate, knowingly encourage (including by way of furnishing any information) or knowingly induce or knowingly take any other action which would reasonably be expected to lead to a Company Acquisition Proposal, (B) engage in negotiations, communications or discussions with (other than to refer the inquiring Person or its Representatives to this Section 5.7), or provide any information or data to, any Person (other than Parent or any of its Representatives) relating to or for the purpose of encouraging or facilitating, or that would reasonably be expected to lead to, a Company Acquisition Proposal or grant any waiver or release under or fail to enforce any standstill, confidentiality or other similar agreement (except that if the Company Board (or committee thereof) determines in good faith, after consultation with its outside counsel, that the failure to grant any waiver or release would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision in order to permit a third party to make and pursue a Company Acquisition Proposal), (C) approve, authorize, declare advisable or recommend any proposal, offer or inquiry that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (D) execute, or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement, or other similar agreement or commitment relating to or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.7(b)), or (E) resolve to do any of the foregoing, (iii) the Company shall not provide and shall, within one (1) Business Day of the date of this Agreement, terminate access of any third party to any data room (virtual or actual) or any other non-public diligence access which has been set up with respect to or in the context of a possible Company Acquisition Proposal (other than the transactions contemplated by this Agreement) and (iv) within one (1) Business Day of the date of this Agreement, the Company shall demand the return or destruction of all confidential, non-public information and materials that have been provided to third parties that have entered into confidentiality agreements relating to a possible Company Acquisition Proposal (other than the transactions contemplated by this Agreement) with the Company or any of its Subsidiaries within the twelve (12)-month period preceding the date of this Agreement.

(b)    Notwithstanding Section 5.7(a), at any time prior to obtaining the Company Shareholder Approval, if the Company receives, after the date of this Agreement, a bona fide written Company Acquisition Proposal from a third party that did not result, directly or indirectly, from a breach of this Section 5.7 then the Company may (i) contact the Person or any of its Representatives who has made such Company Acquisition Proposal solely to clarify the terms of such Company Acquisition Proposal so that the Company Board (or any committee thereof) may inform itself about such Company Acquisition Proposal and to inform such Person or its Representatives of this Section 5.7, (ii) furnish information concerning its and its Subsidiaries’ business, properties or assets to such Person or any of its Representatives pursuant to a confidentiality agreement with terms (including standstill provisions) that, taken as a whole, are not materially less favorable to the Company than those contained in the Confidentiality

Agreement (provided that, the Company shall promptly (and in any case within forty-eight (48) hours) following execution of such confidentiality agreement provide Parent notice thereof and a copy of such confidentiality agreement) and (iii) negotiate and participate in discussions and negotiations with such Person or any of its Representatives concerning such Company Acquisition Proposal, in the case of clauses (ii) and (iii), if the Company Board (or any committee thereof) determines in good faith, after consultation with outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes or is reasonably likely to constitute or result in a Company Superior Proposal. The Company shall (A) promptly (and in any case within forty-eight (48) hours) provide Parent notice (I) of the receipt of any Company Acquisition Proposal, which notice shall include a complete, unredacted copy of all written proposals, written indications of interest or draft agreements relating to, or other material written materials that describe any of the terms and conditions of, such Company Acquisition Proposal, and (II) of any inquiries, proposals or offers received by, any requests for information from, or any discussions or negotiations initiated or continued with the Company or any of its Representatives concerning a Company Acquisition Proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials that describe any of the terms and conditions of such inquiry, offer, proposal or request, provide copies of such materials, (B) promptly (and in any case within forty-eight (48) hours) make available to Parent all information, including copies of all written materials, made available by the Company to such party but not previously made available to Parent and (C) keep Parent reasonably informed on a reasonably prompt basis (and, in any case, within forty-eight (48) hours of any material development) of the status and material details (including amendments) of any such Company Acquisition Proposal and providing to Parent copies of any additional or revised written proposals or written indications of interest or draft agreements relating to such Company Acquisition Proposal or other written materials that describe any of the terms and conditions of such Company Acquisition Proposal or other inquiry, offer, proposal or request. The Company agrees that it and its Subsidiaries will not enter into any agreement with any Person that prohibits the Company from providing any information to Parent in accordance with this Section 5.7.

(c)    Except as permitted by Section 5.7(d) or Section 5.7(e), neither the Company Board nor any committee thereof shall (i) withdraw, qualify or modify, or publicly propose to withdraw, qualify or modify, the Company Recommendation, in each case in a manner adverse to Parent, Merger Sub Inc. or Merger Sub LLC, (ii) approve, authorize, declare advisable or recommend any Company Acquisition Proposal or (iii) adopt or approve, or publicly propose to adopt or approve, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, acquisition agreement or other similar agreement or commitment relating to or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.7(b)) (any action described in the foregoing clauses (i) and (ii) of this sentence being referred to as a “Company Adverse Recommendation Change”).

(d)    If, after the date of this Agreement and prior to the receipt of the Company Shareholder Approval, the Company Board receives a bona fide written Company Acquisition Proposal that the Company Board (or committee thereof) determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Company Superior Proposal that did not result, directly or indirectly, from a breach of this Section 5.7 (it being understood that any such conclusion or public disclosure thereof in and of itself shall not be deemed a Company Adverse Recommendation Change so long as such public disclosure includes the Company Recommendation), the Company Board (or any committee thereof) may make a Company Adverse Recommendation Change and cause the Company to terminate this Agreement pursuant to Section 7.1(c)(ii) in order to enter into a definitive agreement providing for such Company Superior Proposal if and only if, in each case, (A) the Company has notified Parent in writing that the Company Board intends to make a Company Adverse Recommendation Change and terminate this Agreement pursuant to Section 7.1(c)(ii), (B) the Company has provided Parent a copy of the proposed definitive agreements and other proposed transaction documentation between the Company and the Person making such Company Superior Proposal, if any, (C) for a period of four (4) Business Days following the notice delivered pursuant to clause (A) of this Section 5.7(d), the Company and its Representatives shall have discussed and negotiated in good faith (in each case only if Parent desires to negotiate) with Parent and its Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the Company Acquisition Proposal is no longer a Company Superior Proposal (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) Business Days following delivery of such new notice from the Company to Parent and (II) the expiration of the original four (4)-Business Day period described in this clause (C)), and (D) no earlier than the end of such negotiation period, the Company Board (or committee thereof) shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement in each case, that are offered in writing by Parent, no later than 11:59 p.m. (Eastern Time) on the last day of the negotiation period, that the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal and that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law; provided, however, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force and effect unless the Company shall have paid Parent the Company Termination Fee in accordance with Section 7.3(a) prior to or substantially concurrently with such termination.

(e)    Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.7(d) and shall not be subject to this Section 5.7(e)), prior to obtaining the Company Shareholder Approval, the Company Board (or committee thereof) may, in response to a Company Intervening Event, take any action prohibited by clause (i) of Section 5.7(c), only if (i) the Company Board (or committee thereof) determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (ii) the Company has notified Parent in writing that the Company Board intends to effect such a Company Adverse Recommendation Change pursuant to this Section 5.7(e) (which notice shall specify the facts and circumstances providing the basis of the Company Intervening Event and for the Company Board’s determination to effect such Company Adverse Recommendation Change in reasonable detail), (iii) for a period of four (4) Business Days following the notice delivered pursuant to clause (ii) of this Section 5.7(e), the Company and its Representatives shall have discussed and negotiated in good faith (in each case only if Parent desires to negotiate) with Parent and its Representatives any proposed modifications to the terms and conditions of this Agreement or the transactions contemplated by this Agreement so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law (it being understood and agreed that any material change to the relevant facts and circumstances shall require a new notice and a new negotiation period that shall expire on the later to occur of (A) two (2) Business Days following delivery of such new notice from the Company to Parent and (B) the expiration of the original four (4) Business Day period described above in this clause (iii)), and (iv) no earlier than the end of such negotiation period, the Company Board (or committee thereof) shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement in each case, that are offered in writing by Parent, no later than 11:59 p.m. (Eastern Time) on the last day of the negotiation period, that the failure to take such action would still be inconsistent with its fiduciary duties under applicable Law.

(f)    Nothing contained in this Agreement shall prohibit the Company or the Company Board (or committee thereof) from (i) taking and disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder pursuant to Rule 14d-9(f) promulgated under the Exchange Act, (ii) complying with Item 1012(a) of Regulation M-A promulgated under the Exchange Act; or (iii) making any disclosure to its shareholders if the Company Board (or committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure of the Company Board to make such disclosure would be inconsistent with its fiduciary duties under applicable Law; provided, that any such issuance or disclosure that constitutes a Company Adverse Recommendation Change shall be made only in compliance with Section 5.7(d) or 5.7(e).

(g)    The Company agrees that any breach of this Section 5.7 by any of its Representatives (acting as such) shall be deemed to be a breach of this Agreement by the Company.

Section 5.8    Directors’, Officers’ and Employees’ Indemnification and Insurance.

(a)    Parent, Merger Sub Inc. and Merger Sub LLC agree that all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the First Effective Time now existing in favor of the current or former directors or officers of the Company (the “D&O Indemnified Parties”) as provided in the Company’s Articles of Organization, the Bylaws or any indemnification Contract between such directors, officers or employees and the Company (in each case, as in effect on, and, in the case of any indemnification Contracts, to the extent made available to Parent prior to the date of this Agreement) shall survive the Mergers and shall continue in full force and effect. For a period of six (6) years from the First Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, maintain in effect the exculpation, indemnification and advancement of expenses provisions in the organizational documents of the Surviving Entity that are equivalent to the provisions of the Company’s Articles of Organization and Bylaws as in effect immediately prior to the date of this Agreement with respect to acts or omissions occurring at or prior to the First Effective Time and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Parties; provided that all rights to indemnification in respect of any matter for which a claim for indemnification was made within such period shall continue until the disposition of such matter or final resolution of such claim. From and after the First Effective Time, Parent shall guarantee and stand surety for, and shall cause the Surviving Entity to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.8.

(b)    Without limiting Section 5.8(a), from and after the First Effective Time, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, to the fullest extent permitted under applicable Law, indemnify and hold harmless each D&O Indemnified Party against all costs and expenses (including advancing reasonable attorneys’ fees and expenses on a current basis as incurred following a request therefor in advance of the final disposition of any actual or threatened Proceeding or other matter to each D&O Indemnified Party to the fullest extent permitted by Law; provided that any Person to whom expenses are advanced provides an undertaking (which shall not require any security) to repay such advances if it is ultimately determined by final and non-appealable adjudication by a court of competent jurisdiction that such Person is not entitled to be indemnified or entitled to advancement of expenses), judgments, fines, amounts paid in settlement and any other amounts actually and reasonably incurred by such D&O Indemnified Party arising out of or pertaining to any actual or alleged acts or omissions actually or allegedly occurring at or prior to the First Effective Time (including actual or alleged acts or omissions actually or allegedly occurring at or prior to the First Effective Time arising out of the transactions contemplated by this Agreement).

(c)    Prior to the First Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Entity as of the First Effective Time to, purchase six (6)-year prepaid “tail” insurance covering the natural persons covered by the Company’s directors’ and officers’ liability, fiduciary liability and employment practices liability insurance in effect as of the date of this Agreement (“Current Insurance”), with terms, conditions, retentions and limits of liability that are no less favorable to the insureds thereunder than the coverage provided under the Current Insurance, with respect to matters arising on or before the First Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement), and Parent shall cause such insurance to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Entity, and no other party shall have any further obligation to purchase or pay for insurance hereunder; provided that Parent shall not be required to pay for such “tail” insurance an amount in excess of 300% of the aggregate annual premium for the Current Insurance (“Maximum Amount”); provided, further, that if such insurance is not available or the aggregate premium exceeds the Maximum Amount, then the Company or the Surviving Entity, as applicable, shall obtain the best coverage available for a cost not exceeding the Maximum Amount. If the Company or the Surviving Entity for any reason fail to obtain such “tail” insurance prior to or as of the First Effective Time, then Parent shall, for a period of six (6) years from the First Effective Time, cause the Surviving Entity to maintain in effect directors’ and officers’ liability, fiduciary liability and employment practices liability insurance covering the natural persons covered by the Current Insurance, with terms, conditions, retentions and limits of liability that are no less favorable to the insureds thereunder than the coverage provided under the Current Insurance with respect to matters arising on or before the First Effective Time; provided Parent shall not be required to pay an aggregate annual premium for such insurance in excess of the Maximum Amount provided, further, that if such insurance is not available or the aggregate annual premium exceeds the Maximum Amount, then Parent shall be required to obtain the best coverage available for the Maximum Amount.

(d)    The covenants contained in this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties and their respective heirs and shall not be deemed exclusive of any other rights to which any such Person is entitled, whether pursuant to Law, Contract or otherwise.

(e)    In the event that Parent or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations set forth in this Section 5.8.

Section 5.9    Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of the occurrence or non-occurrence of any event whose occurrence or non-occurrence, as the case may be, would reasonably be expected to cause, in the case of the Company, any condition set forth in Section 6.2 not to be satisfied, or in the case of Parent, any condition set forth in Section 6.3 not to be satisfied, at any time from the date of this Agreement to the First Effective Time. Notwithstanding anything in this Agreement to the contrary, no such notification shall, in and of itself, affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties hereunder.

Section 5.10    Public Disclosure. So long as this Agreement is in effect, neither Parent, nor the Company, nor any of their respective Affiliates, will disseminate any press release or other public announcement or disclosure concerning this Agreement, the Mergers or the other transactions contemplated by this Agreement, except as may be required by Law or the rules of a national securities exchange or to the extent disclosed in or consistent with the Proxy Statement or the Form S-4, without the prior consent of each of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. The parties have agreed to the text of the joint press release announcing the execution of this Agreement. Notwithstanding the foregoing, (a) without prior consent of the other parties, each party may disseminate information substantially consistent with information included in a press release or other document previously approved for external distribution by the other parties, or is otherwise not subject to such approval, in each case, pursuant to the first sentence of this Section 5.10 and (b) this Section 5.10 shall not apply to any statement, release or disclosure (i) relating to any dispute or Proceeding between the parties or (ii) made by the Company in response to the receipt and existence of a Company Acquisition Proposal or Company Superior Proposal, its consideration of the foregoing or its making of a Company Adverse Recommendation Change or any matters related thereto and, following any public statement, release or disclosure by the Company in respect of any of the foregoing, this Section 5.10 shall not apply to any statement, release or disclosure made by Parent with respect to such matters.

Section 5.11    Employee Matters.

(a)    For purposes of this Section 5.11, (i) the term “Covered Employee” means an employee who is actively employed by the Company or any of its Subsidiaries immediately prior to the First Effective Time, who continues to be employed by the Company, Parent, or any of their respective Affiliates immediately following the First Effective Time, and (ii) the term “Continuation Period” shall mean the period beginning at the First Effective Time and ending on the twelve-month anniversary of the First Effective Time.

(b)    During the Continuation Period, Parent shall, or shall cause the applicable Subsidiary of Parent to, provide to each Covered Employee, for so long as such Covered Employee remains an employee of Parent or any of its Subsidiaries during the Continuation Period, (i) at least the same level of base salary or hourly wage rate, as the case may be, and target annual short-term cash incentive opportunities that, in each case, were provided to such Covered Employee immediately prior to the First Effective Time; provided that, Parent may, in its discretion, reduce a Covered Employee’s target annual short-term cash incentive opportunities if Parent provides a corresponding increase to the Covered Employee’s base salary or hourly wage rate, (ii) severance and termination payments and benefits and garden leave or notice requirements that are substantially comparable to those that would have been provided to such Covered Employee immediately prior to the First Effective Time and consistent with the terms of the applicable Company Benefit Plan as scheduled on Section 5.11(b) of the Company Disclosure Letter, and (iii) all other employee benefits, pursuant to the applicable Parent Benefit Plan, that are substantially comparable in the aggregate to the employee benefits, in the aggregate, provided by Parent and its Subsidiaries to similarly situated employees of Parent and its Subsidiaries immediately prior to the First Effective Time (excluding defined benefit pension plans, retiree or post-employment health or welfare benefits, retention or other special or one-time bonus opportunities, change in control compensation, and equity or equity-based plans or arrangements (collectively, the “Excluded Benefits”)); provided, that until such time as Parent shall cause Covered Employees to participate in Parent Benefit Plans, a Covered Employee’s continued participation in the benefit plans of the Company or any of its Subsidiaries (excluding the Excluded Benefits) shall be deemed to satisfy the foregoing provisions of this clause (iii) (it being understood that participation in the Parent Benefit Plans may commence at different times with respect to each Parent Benefit Plan).

(c)    With respect to each Parent Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent shall, or shall cause the applicable Subsidiary of Parent to, use commercially reasonable efforts to (i) cause any preexisting condition limitations or eligibility waiting periods under such plan to be waived with respect to each Covered Employee (and eligible dependents) to the extent that such limitation would have been waived or satisfied under the similar Company Benefit Plan in which the Covered Employee participated immediately prior to coverage under the Parent Benefit Plan and (ii) credit each Covered Employee for all co-payments, out-of-pocket requirements, and deductibles paid by such Covered Employee under the applicable Company Benefit Plan in the plan year in which such Covered Employee commences participation in such Parent Benefit Plan for purposes of the applicable co-payments, out-of-pocket requirements, and deductibles under such Parent Benefit Plan for the plan in year in which such coverage commences.

(d)    Parent shall use commercially reasonable efforts to recognize, or shall cause the applicable Subsidiary of Parent to recognize, all service of each Covered Employee prior to the First Effective Time to the Company (or any predecessor employer of the Company or any of its Subsidiaries, to the extent that such service with the predecessor employer is recognized by the Company or such Subsidiary under the comparable Company Benefit Plan) for purposes of determining eligibility to participate, level of benefits, and vesting where length of service is relevant, in respect of Parent Benefit Plans in which the applicable Covered Employee is eligible to participate to the same extent that such Covered Employee received, immediately before the First Effective Time, credit for such service under any similar Company Benefit Plan in which such Covered Employee participated immediately prior to the First Effective Time; provided that the foregoing will not apply to any Excluded Benefits or to the extent that its application would result in a duplication of benefits for the same period of service.

(e)    If the First Effective Time occurs prior to November 1, 2026, Parent will, or will cause one of its respective Affiliates to, pay a bonus pursuant to each Company Benefit Plan that is a bonus or incentive plan set forth on Section 5.11(e) of the Company Disclosure Letter (the “Bonus Plans”) with respect to the Company’s 2026 fiscal year, for each Covered Employee who is a Bonus Plan participant, that is equal to the greater of (x) 85% of such participant’s target bonus for such year and (y) such participant’s bonus amount earned based on actual performance in accordance with such Bonus Plan, in either case at such time as bonuses paid under the Bonus Plans are paid in the ordinary course of business consistent with past practice. Further, if the First Effective Time occurs on or after September 1, 2026, on or around November 1, 2027, Parent will, or will cause one of its respective Affiliates to, pay to each Covered Employee who is a Bonus Plan participant (i) a cash bonus with respect to the Company’s 2027 fiscal year that is no less than such participant’s target annual bonus for such fiscal year prorated to reflect the portion of the fiscal year elapsed through the Closing Date plus (ii) to the extent earned, a bonus for the portion of the remainder of Parent’s fiscal year following the Closing Date based on actual performance, subject to continued service through the end of such applicable Parent fiscal year; provided, that if a Covered Employee who is then participating in any such Bonus Plan experiences a termination of employment and such termination of employment is due to (A) the Covered Employee’s death or disability or (B) such circumstances as would give rise to the payment of severance pursuant to any Company Benefit Plan, then, subject to the Covered Employee’s execution and nonrevocation of a release of claims in favor of Parent, the Company and their Affiliates, Parent will, or will cause one of its Affiliates to, pay such Covered Employee the amount in clause (i) above (without duplication of any severance amount provided under any such Company Benefit Plan).

(f)    For each Covered Employee who actively participates in the Company’s Deferred Compensation Plan, if the First Effective Time occurs prior to the date on which the Company credits participant accounts with employer contributions for the current plan year in the ordinary course of business then Parent will cause the Company to credit such accounts in a manner and in amounts consistent with past practice as set forth on Section 5.11(f) of the Company Disclosure Letter.

(g)    If, at least ten (10) Business Days prior to the First Effective Time, Parent provides written notice to the Company requesting that the Company terminate (i) any Company Benefit Plan intended to qualify under Section 401(a) of the Code (each, a “Company 401(k) Plan”)

or (ii) any other Company Benefit Plans set forth on Section 5.11(g) of the Company Disclosure Letter, the Company Board (or duly appointed committee or plan administrator, as applicable) will adopt resolutions and take any corporate action necessary to terminate any such Company 401(k) Plan and other Company Benefit Plan, effective as of no later than the day immediately prior to the First Effective Time, and will provide Parent evidence that such actions have been taken as of no later than the day immediately prior to the First Effective Time; provided, that in no event will any such plan termination reduce or otherwise adversely affect any participant’s or beneficiary’s accrued rights or entitlements thereunder. The Company will provide Parent with a reasonable opportunity to review and comment, in advance of any such adoption or corporate action, on any such resolutions or corporate actions and shall give reasonable and good faith consideration to any comments made by Parent with respect thereto. With respect to the Company 401(k) Plan, the Company shall, consistent with past practice, make all employer contributions to eligible Covered Employees for the plan year in which the plan termination is effective through the plan termination date, notwithstanding any last-day-of-year employment requirement or hours of service requirements. If any Company 401(k) Plan is terminated in accordance with this Section 5.11(g), then effective as of immediately prior to the First Effective Time, all participants in any Company 401(k) Plan will be fully vested in their account balances, and Parent shall permit each Covered Employee who, as of immediately prior to the First Effective Time, was eligible to participate in a Company 401(k) Plan, to be eligible to participate in a Parent Benefit Plan intended to qualify under Section 401(a) of the Code (the “Parent 401(k) Plan”), effective as of or as soon as administratively practicable following the First Effective Time, but in no case later than sixty (60) days following the First Effective Time. In connection with the termination of the Company 401(k) Plan, Parent shall cause the Parent 401(k) Plan to accept from the Company 401(k) Plan the rollover of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including loans), in the form of cash, notes (in the case of loans), or a combination thereof, in an amount equal to the account balances distributed and distributable to such Covered Employees from any Company 401(k) Plan (without causing any default in respect of such loans).

(h)    Notwithstanding anything in this Agreement to the contrary, the terms and conditions of employment for any (i) Covered Employees covered by a Labor Agreement shall be governed by the applicable Labor Agreement until the expiration, modification or termination of such Labor Agreement in accordance with its terms or applicable Law, and (ii) Covered Employees otherwise located outside the United States shall be subject to applicable Law. For the avoidance of doubt, the terms and conditions, including such compensation and benefits covenants, provided by this Section 5.11 shall not apply to any Covered Employee whose terms of employment are covered by a Labor Agreement, and instead, the terms and conditions of such Labor Agreement shall apply.

(i)    The parties hereto acknowledge and agree that all provisions contained in this Section 5.11 are included for the sole benefit of the respective parties hereto and shall not create any right, express or implied, in any Person, including any Covered Employees, current employees, former employees, or any participant or any beneficiary thereof, in any Company Benefit Plan, contract of employment or right to continued employment with the Company, Parent, the Surviving Entity or their respective Subsidiaries or Affiliates. Notwithstanding anything in this Section 5.11 to the contrary, nothing in this Agreement, whether express or implied, shall be treated as an amendment or other modification of, or shall be construed to limit the right of the Company, Parent, or any of their respective Subsidiaries to amend, modify, or terminate, any Company Benefit Plan, Parent Benefit Plan or any other employee benefit plan.

(j)    Prior to making any written communications to any Company Service Provider pertaining to compensation or benefit matters described in this Agreement or to compensation or benefits that will be provided by Parent or any of its Subsidiaries following the First Effective Time, the Company shall provide Parent with a copy of the intended communication, and Parent shall have a reasonable period of time to review and comment on such communication, and the Company shall give reasonable and good faith consideration to any comments made by Parent with respect thereto.

Section 5.12    Merger Sub Inc. and Merger Sub LLC. Parent will and will cause its Subsidiaries that are shareholders of Merger Sub Inc. or Merger Sub LLC, as applicable, to take all actions necessary to (a) cause Merger Sub Inc., Merger Sub LLC and, after the First Effective Time, the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the Mergers on the terms and conditions set forth in this Agreement, (b) after the First Effective Time, cause the Second Merger to occur and (c) ensure that each of Merger Sub Inc. and Merger Sub LLC prior to the Second Effective Time shall not conduct any business, incur or guarantee any Indebtedness or make any investments, other than incident to its formation and its obligations under this Agreement, the Debt Letters, the definitive agreements with respect to the Financing or the transactions contemplated hereby or thereby, including the Financing. Without limiting the foregoing, immediately following the First Effective Time, Parent or a direct or indirect wholly-owned Subsidiary of Parent, as the sole shareholder of the Surviving Corporation, will adopt resolutions approving the Second Merger.

Section 5.13    Rule 16b-3 Matters. Prior to the First Effective Time, Parent and the Company shall take all such steps as may be reasonably necessary or advisable (to the extent permitted under applicable Law and no-action letters issued by the SEC) to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable Law.

Section 5.14    Stock Exchange Listing. Prior to the First Effective Time, Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in connection with the Mergers to be approved for listing on NASDAQ, subject to official notice of issuance, at or prior to the First Effective Time.

Section 5.15    Financing and Financing Cooperation.

(a)    On or prior to the Closing Date, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the Financing on the conditions set forth in the Debt Letters in an amount sufficient to consummate the Mergers and the other transactions contemplated hereby, including, using reasonable best efforts to (i) (A) maintain in full force and effect the Debt Letters (subject to any amendment, supplement, replacement, substitution, termination or other modification or waiver that is permitted by this Section 5.15) and comply with all of their respective obligations thereunder and (B) negotiate, enter into and deliver definitive agreements with respect to the Financing reflecting the terms contained in the Debt Letters (including any “market flex” provisions) or with other terms agreed by Parent and the Financing Parties, subject to the Prohibited Modifications set forth below, so that such agreements are in full force and effect no later than the Closing, and (ii) satisfy, or obtain a waiver thereof, on a timely basis all the conditions to the Financing and the definitive agreements related thereto that are applicable to Parent or its Subsidiaries and that are in Parent’s (or its Subsidiaries’) control. In the event that all conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived or, upon funding of the Financing, shall have been satisfied or waived, Parent shall, and shall cause its Subsidiaries to, use reasonable best efforts to cause the Persons providing the Financing (the “Financing Parties”) to fund the Financing on the Closing Date on the terms and subject to the conditions in the Debt Letters or in the definitive documentation therefor and, to the extent that the Financing Parties do not so fund the Financing, otherwise enforce their rights under the Debt Letters and the definitive agreements related thereto. Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts under the Debt Letters.

(b)    Parent will keep the Company reasonably informed on a timely basis of the status of Parent’s efforts to obtain the Financing and to satisfy the conditions thereof and in reasonable detail, including providing copies of any amendment, modification or replacement of the Debt Letters (which may be redacted to remove only the fee amounts, pricing caps, “market flex” and any commercially sensitive terms; provided that none of which redacted terms would or would reasonably be expected to affect the amount, availability or conditionality of the Financing). Parent shall give the Company prompt written notice (but in any event within three Business Days) (i) upon becoming aware of any material breach, default, repudiation, cancellation or termination (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material breach, default, repudiation, cancellation or termination) by any party to any Debt Letter or such other commitment letters, agreements or documents (including any definitive agreements related thereto) relating to the Financing or any termination of any Debt Letter or such other commitment letters, agreements or documents (including any definitive agreements related thereto) relating to the Financing, (ii) upon receipt by Parent or any of its Affiliates of any notice or other communication of any such material breach, default, repudiation, cancellation or termination, (iii) of any dispute or disagreement between or among the parties to any Debt Letter or any other commitment letters, agreements or documents (including any definitive agreements related thereto) related to the Financings with respect to the obligation fund any of the Financing or the amount of the Financing to be funded at the Closing and (iv) if for any reason Parent believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by any Debt Letter or any other commitment letters, agreements or documents (including any definitive agreements related thereto) related to the Financing in any manner which impairs, delays or prevents the consummation of the transactions contemplated by this Agreement. Parent shall not amend, modify, replace, terminate, assign or agree to any waiver under the Debt Letters, without the Company’s prior written consent, if such amendment, replacement, modification, assignment, termination or waiver to be made to, or consent to any waiver of, any provision of or remedy under the Debt Letters would (i) reduce the aggregate cash amounts of the Financing (including by increasing the amount of fees to be paid or original issue discount) unless the aggregate amount of the Financing following such reduction, together with cash on hand, amounts available to be drawn on the Parent Credit Facilities and other financial resources of Parent on the Closing Date, is sufficient to consummate the Mergers and the other transactions contemplated hereby (it being understood that any such reduction in such amounts in accordance with the “Mandatory Prepayments and Commitment Reductions” provision of Section III of Exhibit A to the Commitment Letter shall be permitted), (ii) impose new or additional (or expand or adversely amend or modify any existing) conditions to the Financing or otherwise add, expand, amend or modify any other provision of the Debt Letters, in a manner that would reasonably be expected to delay or prevent the funding of the Financing (or satisfaction of the conditions to any of the Financing) at the Closing, (iii) adversely impact the ability of Parent or any of its Subsidiaries to enforce its rights against the Financing Parties or any other parties to the Debt Letters or the definitive agreements with respect thereto or (iv) otherwise adversely affect the ability of Parent or any of its Subsidiaries to timely consummate the Mergers and the other transactions contemplated hereby (clauses (i) through (iv), collectively, the “Prohibited Modifications”); provided that notwithstanding the foregoing, Parent may otherwise modify, supplement or amend the Debt Letters in any other manner to the extent such modification, supplement or amendment will not in any way prevent or materially delay or impair the consummation of the Mergers, including to (1) add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Letters as of the date of this Agreement, to provide for the assignment and reallocation of a portion of the financing commitments contained in the Debt Letters and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments, (2) implement or exercise any “market flex” provisions contained in the Debt Letters and (3) terminate any Debt Letter in order to obtain alternative sources of financing in lieu of all or a portion of the Financing, including (x) through an amendment to the Existing Parent Credit Agreement (or any replacement thereof) that makes all or a portion of the lending commitments thereunder available on a “funds certain” basis with conditions to funding no less favorable to Parent (as reasonably determined by Parent) than the conditions contained in the Debt Letter or (y) in a registered offering or a private placement of securities pursuant to Rule 144A under the Securities Act. In the event that new commitment letters or fee letters or other definitive financing documents are entered into in accordance with any amendment, restatement, amendment and restatement, replacement, supplement or other modification of the Debt Letters permitted pursuant to this Section 5.15(b), such new commitment letters or fee letters or other definitive financing documents, in each case, including all exhibits, term sheets, schedules, annexes and, to the extent not resulting in a Prohibited Modification, amendments and other modifications thereto, shall be deemed to be the “Debt Letters” for all purposes of this Agreement and references to “Financing” herein shall include and mean the financing contemplated by the Debt Letters as so amended, replaced, supplemented or otherwise modified, as applicable. Parent shall promptly deliver to the Company copies of any termination, amendment, modification, waiver or replacement of the Debt Letters. If funds in the amounts set forth in the Debt Letters, or any portion thereof, become unavailable on the terms and conditions contemplated by the Debt Letters (including the “market flex” provisions), Parent shall, and shall cause its Subsidiaries to, as promptly as practicable following the occurrence of such event (x) notify the Company in writing thereof and (y) use reasonable best efforts to arrange and obtain substitute financing, including, as applicable, (A) a commitment to provide such substitute financing (on terms and conditions that are not materially less favorable or more onerous to Parent and its Subsidiaries, taken as a whole, than the terms and conditions as set forth in the Debt Letters, taking into account any “market flex” provisions thereof, together with cash on hand, amounts available to be drawn on the Parent Credit Facilities and other financial resources of Parent on the Closing Date, and that does not impose any additional conditions or contingencies or other terms that would not be permitted to be an amendment or modification due to being a Prohibited Modification without the Company’s consent) sufficient, to enable Parent and its Subsidiaries to consummate the Mergers and the other transactions contemplated hereby in accordance with the terms hereof (the “Substitute Financing”) and (B) promptly (but in any event no more than three Business Days) after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter, engagement letters and the related fee letters (in redacted form removing only the fee amounts, pricing caps, the “market flex” and any commercially sensitive terms; provided that none of which redacted terms would or would reasonably be expected to affect the amount, availability or conditionality of the Financing) or related definitive financing documents with respect to such Substitute Financing. Upon obtaining any such Substitute Financing, such financing shall be deemed to be a part of the “Financing” and any commitment letters or fee letters or other definitive financing documents, in each case, including all exhibits, term sheets, schedules, annexes and, to the extent not resulting in a Prohibited Modification, amendments, supplements, replacements, substitutions, terminations or other modifications or waivers thereto, for such Substitute Financing shall be deemed to be the “Debt Letters” for all purposes of this Agreement. Parent shall pay, or cause to be paid, as the same shall become due and payable, all fees and other amounts required under any such Substitute Financing.

(c)    Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, and shall use its commercially reasonable efforts to cause its and their respective Representatives to, on a timely basis, upon the reasonable request of Parent, provide reasonable cooperation in connection with the Financing, as is customary including by doing the following:

(i)    furnishing, or causing to be furnished, to Parent, as soon as practicable after the date hereof (and in any event, no later than the time at which such item becomes a condition precedent to the availability of the Financing at the Closing), (A) audited consolidated balance sheets and related consolidated statements of comprehensive income, shareholders’ equity and cash flows of the Company for the three (3) most recently completed fiscal years of the Company ended at least sixty (60) days prior to the Closing Date prepared in accordance with GAAP and (B) unaudited condensed consolidated balance sheets and related unaudited condensed consolidated statements of comprehensive income, shareholders’ equity and cash flows of the Company for each subsequent fiscal quarter of the Company ended at least forty (40) days before the Closing Date (other than the fourth quarter of any fiscal year) prepared in accordance with GAAP (subject to normal year-end adjustments) and reviewed (AS 4105) by the Company’s accountants (with such review including a review of the financial statements for the corresponding period in the previous fiscal year) (the financial statements set forth in clauses (A) and (B), the “Required Financial Statements”); it being understood and agreed that (x) any such financial statements that have been filed with the SEC (including via EDGAR) shall be deemed to have been furnished to Parent for purposes of this clause (i);

(ii)    providing to Parent, as soon as practicable after the date hereof (and in any event, no later by the time at which such item becomes a condition precedent to the availability of the Financing at the Closing), all financial and operating data, projections, audit reports, business and other pertinent information regarding the Company and its Subsidiaries, that are (A) reasonably necessary for Parent’s preparation of any pro forma financial information of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities or as otherwise necessary to permit the Company’s independent accountants to issue customary “comfort letters” including as to customary negative assurance and change period in connection therewith to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of debt securities in a capital markets transaction comprising part of the Financing, and (B) such other financial and other information relating to the Company and its Subsidiaries customary and reasonably necessary to satisfy Condition 3 on Exhibit B of the Commitment Letter or for the offering, arrangement, syndication or the completion of the Financing to the extent reasonably requested by Parent to assist Parent in the preparation of Financing Materials or otherwise to be used in connection with the marketing or consummation of the Financing in connection with the Mergers and the other transactions contemplated by this Agreement; provided that the Company and its Subsidiaries and their respective Representatives shall not be required to provide to Parent (1) the proposed aggregate amount of the Financing, together with assumed interest rates and fees and expenses relating to the incurrence of the Financing or (2) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments in each case arising from the transactions contemplated by this Agreement;

(iii)    using commercially reasonable efforts to facilitate the consent of the independent accountants of the Company and its Subsidiaries to use their audit reports with respect to the financial statements furnished pursuant to Section 5.15(c)(i) in any filings required to be made by Parent pursuant to the Securities Act or the Exchange Act where such financial information is included, including any registration statement of Parent filed with the SEC relating to the Financing, or in accordance with applicable Law;

(iv)    using commercially reasonable efforts to cause the Company’s and its Subsidiaries’ independent accountants to (A) reasonably participate in drafting sessions and accounting due diligence sessions in connection with the Financing upon reasonable notice and at mutually agreeable dates and times and (B) provide customary comfort letters (including “negative assurance” comfort and drafts of such comfort letters, which such auditors are prepared to issue upon completion of customary procedures) with respect to financial information related to the Company and its Subsidiaries, to the extent such comfort letters are customarily delivered to the applicable underwriters, initial purchasers or placement agents in connection with any issuance of debt securities in a capital markets transaction comprising part of the Financing;

(v)    providing reasonable assistance to Parent in its preparation of customary (in each case) rating agency presentations (and for the avoidance of doubt,

including assistance to Parent in obtaining any corporate or facility ratings from any ratings agencies), road show materials, bank information memoranda (including a bank information memorandum that does not include material non-public information and the delivery of customary authorization letters with respect to the bank information memoranda executed by a senior officer of the Company authorizing the distribution of information to prospective lenders or investors and containing (A) a representation to the actual and potential parties to the Debt Letters, the respective Affiliates thereof and the respective officers, directors, employees, controlling Persons, agents, advisors and the other representatives and successors of each of the foregoing (collectively, the “Debt Financing Sources Related Parties”) that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities and (B) a “10b-5” representation by the Company consistent with the Debt Letters), projections, prospectuses, bank syndication materials, credit agreements, offering memoranda, private placement memoranda, definitive financing documents (as well as customary certificates) and similar or related documents customarily prepared in connection with financings of the type described in this Section 5.15 (collectively, the “Financing Materials”), including consenting to the inclusion or incorporation by reference of periodic and current reports filed by the Company with the SEC;

(vi)    reasonably cooperating with customary marketing efforts of Parent and the Debt Financing Sources Related Parties for the Financing, including using commercially reasonable efforts to cause its management team, with appropriate seniority and expertise, to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions, and sessions with prospective financing sources, investors and rating agencies, in each case, including direct contact between appropriate members of senior management of the Company, on the one hand, and the Debt Financing Sources Related Parties, on the other hand, and upon reasonable advance notice and at mutually agreeable locations, dates and times (it being understood that any such meetings, presentations and sessions may take place via videoconference or web conference); and

(vii)    using commercially reasonable efforts to furnish to Parent, no later than three (3) Business Days prior to the Closing Date, any documentation or information about the Company and its Subsidiaries required by regulatory authorities in order to comply with applicable “know your customer” and anti-money laundering Laws (including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 and 31 C.F.R. § 1010.230), to the extent requested in writing by Parent no less than ten (10) Business Days prior to the Closing Date;

(viii)    informing Parent promptly in writing if the Company Board or a committee thereof, the Company’s chief financial officer or any other executive officer of the Company concludes that any previously issued financial statements of the Company included or intended to be used in connection with the Financing should no longer be relied upon; and

(ix)    informing Parent promptly in writing if any member of the Company Board, the Company’s chief financial officer or any other executive officer of the Company shall have knowledge of any facts as a result of which a restatement of any of the Company’s financial statements is required or reasonably likely;

provided that (I) neither the Company nor any of its Affiliates shall be required to pay any commitment or other similar fee or expenses or incur any actual or potential liability (including any agreement to provide any indemnity, but excluding any costs or expenses incurred in connection with the Financing to the extent reimbursable pursuant to the penultimate sentence of this Section 5.15(c)) in connection with the Financing, except (x) such fees for which any funds necessary to pay such expenses are provided in advance by Parent to the Company or otherwise indemnified by or on behalf of Parent, or (y) following the Closing, (II) the attachment of any Lien to any assets of the Company or any of its Subsidiaries related to the Financing shall be subject to the consummation of the Closing, (III) (x) no director or officer of the Company or any of its Affiliates shall be required to execute any agreement, certificate, document or instrument with respect to the Financing (other than customary certifications of the financial statements, customary certifications by the chief financial officer as may be reasonably requested by the underwriters in connection with securities offerings and customary authorization letters), and (y) none of the Company or any of its Affiliates or any Persons who are directors or managers of the Company or any such Affiliates shall be required to adopt any resolution to approve or authorize the Financing (including the documentation or instruments pursuant to which the Financing is obtained), unless, in the case of each of clauses (x) and (y), (1) Parent shall have determined that such directors, officers or managers are to remain as directors, officers and managers of the Company or the applicable Affiliates on and after the Closing Date and (2) the effectiveness thereof is contingent upon and effective after the Closing, (IV) any required cooperation shall not unreasonably interfere with the ongoing operations of the Company or its Affiliates or create a risk of damage or destruction to any property or assets of the Company or its Affiliates and (V) none of the Company, any of its Affiliates or any of their respective Representatives shall be required to take or cause to be taken any action pursuant to this Section 5.15 that would (1) cause any condition to Closing set forth in Article VI to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by the Company or any of its Subsidiaries; (2) conflict with or violate or that would reasonably be expected to conflict with, or result in a violation of, the organizational or governing documents of the Company or its Subsidiaries or any Laws; (3) conflict with or violate or that would reasonably be expected to conflict with, or result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any Company Material Contract; (4) require providing access to or disclosing information that would jeopardize any attorney-client privilege (or other legal privilege or consists of attorney work product) of the Company or any of its Subsidiaries or is prohibited or restricted by applicable Law; (5) require preparing or delivering any projections, estimates or pro forma financial statements or other financial data that are not prepared in the ordinary course of its financial reporting practice (other than the assistance contemplated by Section 5.15(c)(ii)); (6) require delivering or causing to be delivered any opinion of counsel or solvency certificate; (7) subject the Company or any of its Affiliates’ respective directors, managers, officers or employees to any actual or potential personal liability; or (8) waive or amend any terms of this Agreement or other contract to which the Company or its Affiliates is a party. The Company, its controlled Affiliates and their respective Representatives shall be indemnified and held harmless by Parent from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Financing to the fullest extent permitted by Law and with appropriate contribution to the extent such indemnification is not available, other than to the extent any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments or penalties (A) are the result of the gross negligence, bad faith or willful misconduct of the Company, its Affiliates or their respective Representatives, or such Person’s material breach of this Agreement, (B) are with respect to any information prepared or provided by or on behalf of the Company or any of its Subsidiaries or any of their respective Representatives or Affiliates, (C) arise from the breach of this Agreement by the Company, its Affiliates or their respective Representatives or (D) are with respect to any material misstatement or omission (in each case, taken as a whole) in connection with the information provided hereunder by any of the foregoing Persons for use in connection herewith or with the Financing, and Parent shall, upon written request by the Company (which request may be made periodically and, if made prior to the termination of this Agreement, not to the extent that the requesting Persons have only incurred de minimis fees), reimburse the Company or any of its controlled Affiliates for all reasonable and documented out-of-pocket costs or expenses (including reasonable attorneys’ fees) actually incurred by each such Person in connection with the Financing, whether or not the Mergers are consummated or this Agreement is terminated. Each of Parent, Merger Sub Inc. and Merger Sub LLC acknowledges and agrees that obtaining the Financing is not a condition to the Closing and that in no event shall the receipt by, or availability to, Parent, Merger Sub Inc., Merger Sub LLC or any of their respective Affiliates of any funds or financing be a condition to any of Parent’s, Merger Sub Inc.’s or Merger Sub LLC’s obligations under this Agreement.

(d)    All non-public information regarding the Company or its Subsidiaries obtained by Parent or its Representatives, in each case pursuant to this Section 5.15, shall be kept confidential in accordance with the Confidentiality Agreement; provided that such information may be disclosed (i) to prospective lenders and investors during syndication and marketing of the Financing that enter into confidentiality arrangements customary for financing transactions of the same type as the Financing (including customary “click-through” confidentiality undertakings), (ii) on a confidential basis to rating agencies and (iii) in the case of any part of the Financing consisting of debt securities, to the extent required by applicable securities Laws. The Company hereby consents to the reasonable use of the Company’s and its Affiliate’s Trademarks solely in connection with the Financing; provided that such Trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Affiliates or the reputation or goodwill of the Company or its Affiliates.

(e)    Notwithstanding the foregoing, it is understood and agreed that, if in connection with marketing efforts, Parent reasonably requests upon sufficient notice that the Company file a Current Report on Form 8-K pursuant to the Exchange Act (and posting such information on Debtdomain, IntraLinks, SyndTrak Online or similar electronic means) that contains material non-public information which Parent reasonably determines (and the Company does not reasonably object) is necessary in connection with the Financing, then, upon the Company’s review of and reasonable satisfaction with such filing, the Company shall use commercially reasonable efforts to promptly file such Current Report on Form 8-K (and post such information).

(f)    Notwithstanding anything to the contrary in this Agreement (other than with respect to a knowing and intentional breach by the Company), any failure by the Company to comply with its obligations under this Section 5.15 shall be disregarded for purposes of determining whether the condition set forth in Section 6.2(b) has been satisfied, and no such failure (other than with respect to a knowing and intentional breach by the Company) shall be deemed to constitute a breach of this Agreement for purposes of such condition.

Section 5.16    Stock Exchange Delisting; Deregistration. Prior to the First Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts, in accordance with applicable rules and policies of the NYSE, to facilitate the commencement of the delisting of the Company and of the shares of Company Common Stock from the NYSE and the deregistration of the Company Common Stock pursuant to the Exchange Act, in each case, as promptly as practicable after the First Effective Time. Prior to the First Effective Time, the Company shall not voluntarily delist the Company Common Stock from the NYSE.

Section 5.17    Takeover Laws. None of the parties will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or similar statute enacted under applicable Law, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) this Agreement, the Voting and Support Agreement, the Mergers and the other transactions contemplated by this Agreement from any such anti-takeover statute or similar statute of any state that purports to apply to this Agreement, the Voting and Support Agreement, the Mergers or the other transactions contemplated by this Agreement.

Section 5.18    Transaction Litigation. Each of Parent and the Company shall give the other party notice, as soon as reasonably practicable, of any Proceeding brought against Parent, the Company or their respective directors or executive officers relating to or in connection with the Mergers or the other transactions contemplated by this Agreement, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it shall not compromise or settle or offer to compromise or settle any such Proceeding commenced prior to or after the date of this Agreement against the Company or any of its directors or executive officers relating to this Agreement, the Mergers, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 5.19    Existing Company Credit Agreement. At Parent’s sole cost and expense, the Company shall deliver to Parent a draft of, and on or prior to the Closing Date, an executed copy of, a customary payoff letter from the administrative agent under the Existing Company Credit Agreement (i) setting forth the amount required to pay off in full on the Closing Date the Indebtedness and other obligations outstanding under the Existing Company Credit Agreement and all other related loan documents (including, but not limited to, the outstanding principal, accrued and unpaid interest and prepayment and other penalties) (the “Payoff Amount”), (ii) setting forth the wire transfer instructions for the payment of the Payoff Amount, (iii) releasing all obligations and all guarantees of such Indebtedness, and terminating the Existing Company Credit Agreement and all other related loan documents following receipt of the Payoff Amount and (iv) providing for the termination or replacement of any letters of credit outstanding under the Existing Company Credit Agreement.

Section 5.20    Certain Tax Matters.

(a)    After the date of this Agreement and prior to the First Effective Time, Parent and the Company shall reasonably cooperate in good faith, and the Company and its Subsidiaries shall provide all information reasonably requested by Parent, with respect to Tax matters relevant to integrating Parent’s and the Company’s respective Subsidiaries and operations.

(b)    Parent shall reasonably promptly notify the Company, and the Company shall reasonably promptly notify Parent, in each case if such party becomes aware of any fact or circumstance that would reasonably be likely to prevent the Mergers from qualifying as a “reorganization” under Section 368(a) of the Code. Each of Parent and the Company shall use (and shall cause its Affiliates to use) its reasonable best efforts to cause the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Each of Parent and the Company shall not take (and shall cause its Affiliates not to take) any action (other than an action expressly contemplated or required under this Agreement), or knowingly fail to take (and shall cause its Affiliates not to knowingly fail to take) any action (other than an action expressly prohibited by this Agreement) that could reasonably be expected to prevent or impede the Mergers, taken together, from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(c)    Each of Parent, Merger Sub Inc., Merger Sub LLC and the Company will use its reasonable best efforts to cause its officers to deliver to the Company Tax Counsel and the Parent Tax Counsel, as applicable, customary tax representation letters with respect to the qualification of the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code and customary related matters, in form and substance reasonably satisfactory to such Tax Counsel, at such time (or times) as such Tax Counsel shall reasonably request, including (i) the date of the declaration of effectiveness of the Form S-4 by the SEC, (ii) on such other date (or dates) as determined reasonably necessary by such Tax Counsel in connection with the preparation and filing of the Form S-4, (iii) at the First Effective Time and (iv) on such other dates as determined reasonably necessary or appropriate by such Tax Counsel. Each of Parent and the Company shall also use its reasonable best efforts to provide such other information as reasonably requested by the Tax Counsels for purposes of rendering any opinion with respect to the qualification of the Mergers, taken together, as a “reorganization” within the meaning of Section 368(a) of the Code and customary related matters.

(d)    Unless otherwise required by Law, each party shall file all of its Tax Returns, including complying with the filing requirements of Treasury Regulations Section 1.368-3, consistent with, and shall not take any position inconsistent with, the treatment of the Mergers, taken together, as a “reorganization” for U.S. federal income Tax purposes.

(e)    The Company shall and shall cause its Subsidiaries to take the actions set forth on Section 5.20(e) of the Company Disclosure Letter.

Section 5.21    Coordination of Quarterly Dividends. The Company and Parent shall coordinate to match the record date and payment date for the Company’s regular quarterly dividend for the quarter in which the Closing is anticipated to occur to the corresponding record date and payment date for Parent’s regular quarterly dividend for such quarter (unless Parent shall not pay a dividend on any shares of Parent Common Stock in respect of such period) to ensure that the holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in the quarter in which the Closing occurs with respect to their Company Common Stock and the Parent Common Stock that such holders receive in exchange therefor in the Mergers. In addition, and without limiting the requirements of the previous sentence, the Company (A) shall not pay or declare any dividend to shareholders of the Company in excess of $0.3650 per share of Company Common Stock per quarter in any quarter in or before October 2026, and in any quarter thereafter may pay a dividend that is not greater than five percent (5%) higher than $0.3650 per share of Company Common Stock per quarter and (B) shall ensure that the date on which any quarterly dividend is declared and the record date with respect to any quarterly dividend shall be (x) no later than three (3) Business Days following and (y) no earlier than two (2) Business Days preceding, in each case, the one (1) year anniversary of such dates for the corresponding quarter of the preceding year; provided, however, that in the quarter in which the Closing occurs, if the record date of Parent’s quarterly dividend has been declared and is a date prior to the First Effective Time, then such quarterly dividend declaration date and record date of the Company shall occur no later than such date as is necessary to ensure that holders of Company Common Stock receive a quarterly dividend in accordance with the first sentence of this Section 5.21.

Section 5.22    Certain Covenants. The Company and Parent agree to perform and comply with the covenants set forth on Section 5.22 of the Company Disclosure Letter.

Article VI
Conditions to the Merger

Section 6.1    Conditions to the Obligations of Each Party. The respective obligations of each party to consummate the Mergers are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Closing of the following conditions:

(a)    the Company shall have obtained the Company Shareholder Approval;

(b)    the shares of Parent Common Stock to be issued in connection with the Mergers shall have been approved for listing on NASDAQ, subject to official notice of issuance;

(c)    the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or any Proceedings by or before the SEC seeking a stop order;

(d)    any applicable waiting period (and any extension thereof) under the HSR Act relating to the consummation of the Mergers shall have expired or early termination thereof shall have been granted and any authorization or consent from a Governmental Authority required to be obtained with respect to the Mergers under any Antitrust Law as set forth in Section 6.1(d) of the Parent Disclosure Letter shall have been obtained and shall remain in full force and effect;

(e)    the authorization or consent of the applicable Governmental Authorities in respect of the Permits set forth in Section 6.1(e) of the Parent Disclosure Letter (the “Additional Approvals”) shall have been obtained and shall remain in full force and effect; and

(f)    no Governmental Authority of competent jurisdiction shall have issued or entered any Order after the date of this Agreement, and no Law shall have been enacted or promulgated after the date of this Agreement, in each case, that (whether temporary or permanent) is then in effect and has the effect of enjoining or otherwise prohibiting the consummation of the Mergers (any such Order or Law, a “Restraint”).

Section 6.2    Conditions to Obligations of Parent, Merger Sub Inc. and Merger Sub LLC to Effect the Mergers. The obligations of Parent, Merger Sub Inc. and Merger Sub LLC to effect the Mergers are subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Closing of the following additional conditions:

(a)    each of the representations and warranties of the Company (i) contained in Section 3.7(c) shall be true and correct in all respects as of the date of this Agreement, (ii) contained in the last sentence of Section 3.2(c) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date as though made on and as of such date, (iii) contained in Section 3.2(a), Section 3.2(b) and Section 3.2(d) shall be true and correct in all respects (except for any inaccuracies that are de minimis in nature and amount relative to the total fully diluted equity capitalization of the Company) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (iv) contained in Section 3.1 (solely with respect to the Company), Section 3.3, Section 3.4, Section 3.5(a)(i) (solely with respect to the Company), Section 3.22, Section 3.23 and Section 3.24 (together with the Sections of this Agreement referred to in clauses (i), (ii) and (iii), the “Company Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Material Adverse Effect on the Company” qualifications therein, as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (v) contained in this Agreement (other than the Company Fundamental Representations), without giving effect to any materiality or “Material Adverse Effect on the Company” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of clause (v), where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on the Company;

(b)    the Company shall have performed or complied in all material respects with its obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c)    since the date of this Agreement, no Material Adverse Effect on the Company shall have occurred that is continuing; and

(d)    Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c).

Section 6.3    Conditions to Obligation of the Company to Effect the Mergers. The obligation of the Company to effect the Mergers is subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Closing of the following additional conditions:

(a)    each of the representations and warranties of Parent, Merger Sub Inc. and Merger Sub LLC (i) contained in Section 4.7(b) shall be true and correct in all respects as of the date of this Agreement, (ii) contained in Section 4.2(f) shall be true and correct in all respects as of the Closing Date as though made on and as of such date, (iii) contained in Section 4.2(a) and Section 4.2(b) shall be true and correct in all respects (except for any inaccuracies that are de minimis in nature and amount relative to the total fully diluted equity capitalization of Parent) as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), (iv) contained in the first sentence of Section 4.1, Section 4.2(d), Section 4.2(e), Section 4.3(a), Section 4.12 and Section 4.13 (together with the Sections of this Agreement referred to in clauses (i), (ii) and (iii), the “Parent Fundamental Representations”) shall be true and correct in all material respects, without giving effect to any materiality or “Material Adverse Effect on Parent” qualifications therein, as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only) and (iv) contained in this Agreement (other than the Parent Fundamental Representations), without giving effect to any materiality or “Material Adverse Effect on Parent” qualifications therein, shall be true and correct as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only), except, in the case of clause (iv), where the failure of such representations and warranties to be true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Material Adverse Effect on Parent;

(b)    Parent, Merger Sub Inc. and Merger Sub LLC shall have performed or complied in all material respects with their respective obligations required under this Agreement to be performed or complied with on or prior to the Closing;

(c)    since the date of this Agreement, no Material Adverse Effect on Parent shall have occurred that is continuing; and

(d)    the Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c).

Article VII
Termination, Amendment and Waiver

Section 7.1    Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the First Effective Time, whether before or after the Company Shareholder Approval is obtained (except as otherwise expressly noted), as follows:

(a)    by mutual written consent of each of Parent and the Company;

(b)    by either Parent or the Company, if:

(i)    the Mergers shall not have been consummated on or before 5:00 p.m. (New York, New York, United States time) on January 10, 2027 (the “Termination Date”); provided that if, on the Termination Date, any of the conditions to Closing set forth in Section 6.1(d) or Section 6.1(f) (if the Restraint is in respect of an Antitrust Law) shall not have been satisfied or waived, but all other conditions set forth in Section 6.1 through Section 6.3 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time)), the Termination Date shall automatically, without any action on the part of the parties hereto, be extended up to two times, in each case, by an additional period of four (4) months, and such date as so extended shall be the “Termination Date” for all purposes hereunder; provided, further, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if a material breach by such party of any of its obligations under this Agreement has been the principal cause of or principally resulted in the failure of the Closing to have occurred on or before the Termination Date;

(ii)    prior to the First Effective Time, any Restraint shall have been enacted or promulgated after the date of this Agreement that has the effect of permanently restraining, enjoining or otherwise prohibiting the Mergers, and in the case of a Restraint that is an Order, such Order shall have become final and non-appealable; or

(iii)    the Company Shareholder Approval shall not have been obtained upon a vote taken thereon at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(c)    by the Company if:

(i)    Parent, Merger Sub Inc. or Merger Sub LLC shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by Parent, Merger Sub Inc. or Merger Sub LLC, as applicable, by the Termination Date or, if capable of being cured, shall not have been cured by Parent, Merger Sub Inc. or Merger Sub LLC on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if the Company is then in breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b); or

(ii)    at any time prior to receipt of the Company Shareholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 5.7(d); provided that (A) the Company has complied in all material respects with the terms of Section 5.7 and (B) prior to or substantially concurrently with such termination, the Company pays or causes to be paid to Parent the Company Termination Fee;

(d)    by Parent if:

(i)    the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent, Merger Sub Inc. or Merger Sub LLC is then in breach of any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b); or

(ii)    at any time prior to the receipt of the Company Shareholder Approval, (A) the Company Board shall have made a Company Adverse Recommendation Change, (B) the Company or the Company Board shall have failed to include in the Proxy Statement the Company Recommendation, (C) any directors, officers, senior executives or financial advisors of the Company shall have materially breached Section 5.7(a) or (D) the Company Board shall have (I) failed to publicly reaffirm the Company Recommendation within ten (10) Business Days of receipt of a written request by Parent to provide such reaffirmation following receipt by the Company of a Company Acquisition Proposal that is publicly announced and not publicly withdrawn (which request by Parent may only be given once with respect to each such Company Acquisition Proposal; provided that Parent may make one (1) additional written request to which this clause (I) shall apply in the event of any publicly disclosed change to the price or other material terms of such Company Acquisition Proposal) or (II) failed to recommend against any Company Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act (in a Solicitation/Recommendation Statement on Schedule 14D-9, if such statement is required to be filed or is otherwise filed), within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer; provided, however, that Parent may only terminate this Agreement pursuant to this Section 7.1(d)(ii) prior to the receipt of the Company Shareholder Approval.

Section 7.2    Effect of Termination. In the event that this Agreement is terminated and the Mergers abandoned pursuant to Section 7.1 (other than Section 7.1(a)), written notice thereof shall be given by the terminating party to the other party, specifying the provisions hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto, and all rights and obligations of any party hereto shall cease; provided that, except as otherwise provided in Section 7.3, no such termination shall relieve any party hereto of any liability or damages resulting from any knowing and intentional breach of its obligations under this Agreement prior to such termination or fraud in the making of the representations and warranties set forth herein; and provided, further, that the Confidentiality Agreement, the penultimate sentence of Section 5.15(c), this Section 7.2, Section 7.3, Section 7.4, Section 7.5 and Article VIII shall survive any termination of this Agreement pursuant to Section 7.1. For purposes of this Agreement, “knowing and intentional breach” shall mean an action or omission (including failure to cure circumstances) taken or omitted to be taken that the breaching party intentionally takes (or fails to take) and knows would, or knows would reasonably be expected to, result in a material breach of this Agreement.

Section 7.3    Termination Fees.

(a)    If this Agreement is terminated by:

(i)    (A) Parent pursuant to Section 7.1(d)(i) or either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) and (B) in any such case (I) after the execution of this Agreement and prior to such termination (or prior to the Company Shareholders’ Meeting, in the case of termination pursuant to Section 7.1(b)(iii)), a Company Acquisition Proposal shall have been publicly disclosed (or, in the case of termination pursuant to Section 7.1(b)(i) or 7.1(d)(i), otherwise made known to the Company Board) and not withdrawn or not otherwise abandoned (in each case, publicly, if publicly disclosed) prior to such termination (or at least two (2) Business Days prior to the Company Shareholders’ Meeting, in the case of termination pursuant to Section 7.1(b)(iii)) and (II) within twelve (12) months after such termination, any Company Acquisition Proposal is consummated or the Company enters into a definitive agreement with respect to any Company Acquisition Proposal (regardless of when or whether such transaction is consummated) (provided, however, that for purposes of this Section 7.3(a)(i)(B), the references to “twenty percent (20%)” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “fifty percent (50%)”);

(ii)    the Company pursuant to Section 7.1(c)(ii); or

(iii)    Parent pursuant to Section 7.1(d)(ii);

then, in any such case, the Company shall pay, or cause to be paid, to Parent the Company Termination Fee.

Any payments required to be made under this Section 7.3(a) shall be made by wire transfer of same-day funds to the account or accounts designated by Parent, (A) in the case of clause (i) above, on the same day as the earlier of any consummation of, or entry into a definitive agreement with respect to, the transaction contemplated therein, (B) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination and (C) in the case of clause (iii) above, promptly, but in no event later than two (2) Business Days after the date of such termination.

(b)    If this Agreement is terminated (A) by Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(ii) (solely to the extent the Restraint is in respect of an Antitrust Law) and, at the time of such termination, the conditions to Closing set forth in Section 6.1(d) and/or Section 6.1(f) (solely to the extent the Restraint is in respect of an Antitrust Law) shall not have been satisfied or waived, but all other conditions set forth in Section 6.1 and Section 6.2 shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing (if such conditions are capable of being satisfied were the Closing to occur at such time)), or (B) by the Company pursuant to Section 7.1(c)(i) on the basis of a breach by Parent of its covenants and agreements contained in Section 5.5 then, Parent shall pay, or cause to be paid, to the Company the Parent Termination Fee; provided, however, that in the event the Parent Termination Fee becomes payable pursuant to this Section 7.3(b), the Company shall, within seven (7) Business Days following such termination, irrevocably elect in writing to accept or decline the Parent Termination Fee, and failure to elect to decline the Parent Termination Fee within such period shall be deemed an election to accept the Parent Termination Fee and constitute an irrevocable waiver of any and all claims against the Parent Related Parties, including with respect to the knowing and intentional breach of Parent’s obligations under this Agreement prior to such termination of the Agreement or fraud by Parent in the making of the representations and warranties set forth herein.

Any payments required to be made under this Section 7.3(b) shall be made by wire transfer of same-day funds to the account or accounts designated by the Company, promptly, but in no event later than two (2) Business Days after the date of such termination.

(c)    Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that (i) in no event shall the Company be required to pay the Company Termination Fee on more than one occasion and (ii) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

(d)    Notwithstanding anything to the contrary set forth in this Agreement, (i) Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 7.3(a) shall, in circumstances in which the Company Termination Fee is payable hereunder and is paid in full, constitute the sole and exclusive remedy (other than in the event of knowing and intentional breach of the Company’s obligations under this Agreement prior to such termination of the Agreement or fraud by the Company in the making of the representations and warranties set forth herein) of Parent, Merger Sub Inc. and Merger Sub LLC against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Company Related Parties”), for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amounts when so payable, none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to any amounts owing pursuant to Section 7.3(e)), and (ii) the Company’s right to receive payment from Parent the Parent Termination Fee pursuant to Section 7.3(b) shall, in circumstances in which the Parent Termination Fee is payable hereunder and is paid in full, constitute the sole and exclusive remedy of the Company against Parent and its Subsidiaries (including Merger Sub Inc. and Merger Sub LLC) and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Representatives or assignees (collectively, the “Parent Related Parties”), for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for a breach or failure to perform hereunder or otherwise (including in the event of knowing and intentional breach of Parent’s obligations under this Agreement prior to such termination of the Agreement or fraud by Parent in the making of the representations and warranties set forth herein), and upon payment of such amounts when so payable, none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Parent shall also be obligated with respect to any amounts owing pursuant to Section 7.3(e)).

(e)    Each party acknowledges that (i) the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and (ii) without these agreements, the parties hereto would not enter into this Agreement; accordingly, if (x) the Company fails to timely pay the Company Termination Fee pursuant to this Section 7.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of the Company Termination Fee set forth in this Section 7.3, the Company shall pay Parent its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law and (y) Parent fails to timely pay the Parent Termination Fee pursuant to this Section 7.3 and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the payment of the Parent Termination Fee set forth in this Section 7.3, Parent shall pay the Company its costs and expenses in connection with such suit (including reasonable attorneys’ fees), together with interest on such amount at an annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 7.4    Amendment. This Agreement may be amended by mutual agreement of the parties hereto in writing at any time before or after receipt of the Company Shareholder Approval; provided that after the Company Shareholder Approval has been obtained, there shall not be any amendment that by applicable Law or in accordance with the rules of any stock exchange requires further approval by the shareholders of the Company without such further approval of such shareholders nor any amendment or change not permitted under applicable Law; provided, further, that no amendment to or waiver of any of Sections 7.4, 8.8(c), 8.9, 8.11(c), 8.13 and 8.15 and the definitions of “Financing Source Party” and “Financing Source” (collectively, the “Financing

Source Party Provisions”) that is materially adverse to the Financing Source Parties shall be effective without the written consent of the Financing Source Parties.

Section 7.5    Extension; Waiver. At any time prior to the First Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent, Merger Sub Inc. or Merger Sub LLC in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Article VIII
General Provisions

Section 8.1    Survival. The representations, warranties, covenants and agreements in this Agreement and in any certificate or other document delivered pursuant to this Agreement, including rights arising out of any breach of such representations, warranties, covenants and agreements, shall terminate at the First Effective Time; provided, however, that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the First Effective Time.

Section 8.2    Expenses. Except as expressly set forth herein (including Section 5.5 and Section 7.3), all expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the Mergers are consummated.

Section 8.3    Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to the Company:

UniFirst Corporation

68 Jonspin Road

Wilmington, MA 01887

Attn: Michael C. Patrick, Senior Vice President and General Counsel

Email: [***]

with a copy (which shall not constitute notice) to:

Paul Hastings LLP
200 Park Ave

New York, NY 10166

Attn: Eduardo Gallardo

          Andrew Goodman

Email: [***]

            [***]

if to Parent, Merger Sub Inc. or Merger Sub LLC:

Cintas Corporation

6800 Cintas Boulevard

P.O. Box 625737

Cincinnati, Ohio 45262

Attn: D. Brock Denton

Email: [***]

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attn:  James Dougherty

           Shanu Bajaj

Email: [***]

            [***]

or to such other address, electronic mail address for a party as shall be specified in a notice given in accordance with this Section 8.3; provided, however, that any notice received by electronic mail (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or otherwise at the addressee’s location on any Business Day after 7:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 8.3 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 8.3.

Section 8.4    Interpretation; Certain Definitions.

(a)    The parties have participated collectively in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this

Agreement shall be construed as if drafted collectively by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b)    The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, paragraphs, exhibits, annexes and schedules are to the articles, sections and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa and references to a Person are also to its permitted successors and assigns. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to March 10, 2026, unless the context requires otherwise. References to any information or document being “made available,” “provided” or “furnished” (other than to the SEC) and words of similar import shall include such information or document having been posted to the online data room referred to as “Project Narnia” hosted on behalf of the Company by Datasite prior to 5:00 p.m. on the date of this Agreement. Terms defined in the text of this Agreement have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). All references to “dollars” or “$” refer to currency of the United States. References to the “ordinary course of business” of any Person shall be deemed to mean “the ordinary course of business in a manner consistent with the past practices” of such Person.

Section 8.5    Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Mergers be consummated as originally contemplated to the fullest extent possible.

Section 8.6    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns; provided that, Parent, Merger Sub Inc. and Merger Sub LLC may transfer or assign all or any part of their respective rights, interests and obligations under this Agreement to one or more direct or indirect wholly owned Subsidiaries of Parent (it being understood that such transfer or assignment shall not relieve Parent, Merger Sub Inc. and Merger Sub LLC of their respective obligations hereunder or enlarge, alter or change any obligation of any other party hereto). Any attempted assignment in violation of this Section 8.6 shall be null and void.

Section 8.7    Entire Agreement; Confidentiality.

(a)    This Agreement (including the exhibits, annexes and appendices hereto), together with the Confidentiality Agreement, the Company Disclosure Letter, the Parent Disclosure Letter and the Voting and Support Agreement, constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(b)    Notwithstanding anything to the contrary in this Agreement or the Confidentiality Agreement, if this Agreement is validly terminated in accordance with Article VII, then the Confidentiality Agreement will (i) survive any termination of this Agreement; and (ii) continue in full force and effect until the later of (x) the termination of the Confidentiality Agreement in accordance with its terms and (y) the date that is twelve (12) months after the termination of this Agreement notwithstanding any purported termination or term set forth in the Confidentiality Agreement. If this Agreement is validly terminated in accordance with Article VII, then (i) each of Parent, Merger Sub Inc., Merger Sub LLC and their respective Affiliates and Representatives will hold and treat all documents and information concerning the Company or its Subsidiaries furnished or made available to Parent, Merger Sub Inc., Merger Sub LLC or their respective Affiliates or Representatives in connection with the Mergers in accordance with the Confidentiality Agreement and (ii) the Company and its Affiliates and Representatives will hold and treat all documents and information concerning Parent, Merger Sub Inc., Merger Sub LLC and their respective Affiliates and Representatives in connection with the Mergers in accordance with the Confidentiality Agreement. By executing this Agreement, each of Parent, Merger Sub Inc., Merger Sub LLC and the Company agree to be bound by, and to cause their respective Affiliates and direct their respective Representatives to be bound by, the terms and conditions of the Confidentiality Agreement as if they were parties thereto for the term set forth in this Section 8.7(b).

Section 8.8    No Third-Party Beneficiaries; Damages. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder except that it is specifically intended that (a) the D&O Indemnified Parties (solely with respect to Section 5.8 and this Section 8.8 from and after the First Effective Time), (b) from and after the First Effective Time, the holders of Company Stock and Company Equity Awards as of immediately prior to the First Effective Time (solely with respect to Article II) and (c) the Financing Source Parties (solely with respect to the Financing Source Party Provisions) are each intended third-party beneficiaries hereof. Notwithstanding the foregoing, following the valid termination of this Agreement, the Company shall have the right, on behalf of the holders of shares of Company Stock and Company Equity Awards (who are and shall be third-party beneficiaries hereunder solely to the extent necessary for this sentence to be enforceable), to pursue and recover damages against Parent, Merger Sub Inc. and Merger Sub LLC; provided that the rights granted pursuant to this sentence shall be enforceable on behalf of the holders of shares of Company Stock and Company Equity Awards only by the Company, in its sole and absolute discretion, on behalf of such holders (and in no event shall any such holder be entitled to pursue such damages on their own behalf), and any amounts received by the Company in connection therewith may be retained by the Company. The parties acknowledge that damages for breaches under this Agreement may include, to the extent proven and awarded by a court of competent jurisdiction, amounts representing, or based on the loss of, (x) in the case of the Company, any premium or other economic entitlement that the shareholders of the Company would be entitled to receive pursuant to the terms of this Agreement if the Mergers were consummated in accordance with the terms of this Agreement and (y) in the case of Parent, Merger Sub Inc. and Merger Sub LLC, any net benefits (including anticipated synergies) or other economic benefits that Parent, Merger Sub Inc. and Merger Sub LLC expected to be realized by Parent and its Subsidiaries if the Mergers were consummated in accordance with the terms of this Agreement.

Section 8.9    Governing Law. This Agreement and all Proceedings (whether based in contract, tort or otherwise) arising out of or relating to this Agreement or the actions of Parent, Merger Sub Inc., Merger Sub LLC or the Company in the negotiation, administration, performance and enforcement hereof, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware, except that, notwithstanding the foregoing, (a) matters relating to the fiduciary duties of the Company Board and matters relating to the Mergers shall be governed by, and construed in accordance with, the Laws of the State of Massachusetts and (b) subject in all respects to the provisions of any other agreement (including the Debt Letters or any definitive agreement relating to the Financing) between any Financing Source Party and any party hereto, all matters relating to any action or claim against any Financing Source Party, and all matters relating to the interpretation, construction, validity and enforcement (whether at law, in equity, in contract, in tort, or otherwise) against any of the Financing Source Parties in anyway relating to the Debt Letters or the performance thereof or the Financing, shall be exclusively governed by, and construed in accordance with, the Laws of the State of New York.

Section 8.10    Specific Performance. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any party hereto does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that, prior to any valid termination of this Agreement in accordance with Section 7.1, the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 8.11    Consent to Jurisdiction.

(a)    Each of the parties hereto hereby, with respect to any legal claim or Proceeding arising out of this Agreement or the transactions contemplated by this Agreement, (i) expressly and irrevocably submits, for itself and with respect to its property, generally and unconditionally, to the exclusive jurisdiction of the Delaware Court of Chancery and any appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such courts, (iii) agrees that it will not bring any claim or Proceeding relating to this Agreement or the transactions contemplated by this Agreement except in such courts and (iv) irrevocably waives, to the fullest extent it may legally and effectively do so, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, any objection which it may now or hereafter have to the laying of venue of any claim or Proceeding arising out of or relating to this Agreement. Notwithstanding the foregoing, each of Parent, Merger Sub Inc., Merger Sub LLC and the Company agrees that a final and non-appealable judgment in any Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)    Each party irrevocably consents to the service of process in any claim or Proceeding with respect to this Agreement and the transactions contemplated by this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party hereto made by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 8.3 and such service of process shall be sufficient to confer personal jurisdiction over such party in such claim or Proceeding and shall otherwise constitute effective and binding service in every respect.

(c)    Notwithstanding anything to the contrary in this Agreement, each party (i) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Source Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Financing or the performance thereof, in any forum other than any New York state or Federal court sitting in the City and County of New York, and such courts shall have exclusive jurisdiction over any such proceeding and (ii) irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any court set forth in clause (i) above.

Section 8.12    Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 8.13    WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB INC., MERGER SUB LLC AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) BETWEEN THEM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB INC., MERGER SUB LLC OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF (INCLUDING ANY ACTION OR PROCEEDING AGAINST THE FINANCING SOURCE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED HEREBY, THE FINANCING OR THE PERFORMANCE OF SERVICES WITH RESPECT THERETO).

Section 8.14    Certificates. In executing any certificate or other documentation in connection with this Agreement, directors, officers and employees of Parent, Merger Sub Inc., Merger Sub LLC and the Company are acting in their corporate capacities and are not assuming personal liability in connection therewith.

Section 8.15    Waiver of Claims Against Financing Sources. The Company agrees, on behalf of itself and its Affiliates, and their respective directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers and other agents, advisors and representatives (collectively, the “Company Parties”) that none of the Financing Source Parties shall have any liability to any Company Party relating to or arising out of this Agreement or the transactions contemplated by this Agreement, including the Financing, whether at law or equity, in contract, in tort or otherwise, and that no Company Party will have any rights or claims against any Financing Source Parties under this Agreement and any other agreement contemplated by, or entered into in connection with, the transactions contemplated by this Agreement, including any commitments by the Financing Source Parties in respect of the Financing. For the avoidance of doubt, nothing in this Section 8.15 or any other provision of this Agreement (x) shall modify or alter the rights of Parent under the Debt Letters or any definitive financing document in connection with the transactions contemplated by this Agreement between or among Parent and any of its Subsidiaries and any Financing Source Party entered into in connection with or as contemplated by this Agreement, and in the event of a conflict between the foregoing and any provision in the Debt Letters or any definitive financing document pursuant thereto, as applicable, the provisions of the Debt Letters or such definitive financing document, as applicable, shall govern and control, and (y) shall be construed to limit the obligations of the Financing Source Parties, or to waive any claim of Parent, Merger Sub Inc. or Merger Sub LLC or, following the Closing, the Company (or their respective Affiliates), in each case against the Financing Source Parties, pursuant to the Debt Letters, the definitive agreements with respect to the Financing or the transactions contemplated thereunder, including the Financing, to the extent such Person is a party thereto.

[Remainder of page intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, Parent, Merger Sub Inc., Merger Sub LLC and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CINTAS CORPORATION By: /s/ Todd M. Schneider Name: Todd M. Schneider Title: President & Chief Executive Officer

[Signature Page to Merger Agreement]

BRUIN MERGER SUB I, INC. By: /s/ Todd M. Schneider Name: Todd M. Schneider Title: President & Chief Executive Officer

[Signature Page to Merger Agreement]

BRUIN MERGER SUB II, LLC By: /s/ Todd M. Schneider Name: Todd M. Schneider Title: President & Chief Executive Officer

[Signature Page to Merger Agreement]

UNIFIRST CORPORATION By: /s/ Steven S. Sintros Name: Steven S. Sintros Title: Chief Executive Officer

[Signature Page to Merger Agreement]

APPENDIX A

DEFINITIONS

As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” shall mean, with respect to any Person, any individual, partnership, corporation, entity or other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the first Person specified.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in Boston, Massachusetts or Cincinnati, Ohio are authorized or obligated by Law or executive order to close.

“Code” shall mean the Internal Revenue Code of 1986.

“Company Acquisition Proposal” shall mean a proposal or offer from any Person providing for any (i) merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving the Company, pursuant to which any such Person (including such Person’s or resulting company’s direct or indirect shareholders) would own or control, directly or indirectly, twenty percent (20%) or more of the voting power of the Company, (ii) sale or other disposition, directly or indirectly, of assets of the Company (including the capital stock or other equity interests of any of its Subsidiaries) or any Subsidiary of the Company representing twenty percent (20%) or more of the consolidated assets, revenues or net income of the Company and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company, (iv) tender offer, exchange offer or any other transaction or series of transactions in which any Person would acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of capital stock or other equity interests representing twenty percent (20%) or more of the voting power of the Company or (v) any related combination of the foregoing.

“Company Benefit Plan” shall mean an Employee Benefit Plan that is maintained, adopted, sponsored, contributed to, or required to be contributed to by the Company or any of its Subsidiaries for the benefit of any Company Service Provider or any beneficiary or dependent thereof or under which the Company or any of its Subsidiaries could reasonably be expected to have any liability; excluding, in each case, any Multiemployer Plan and any Employee Benefit Plan sponsored by a Governmental Authority.

“Company Class B Common Stock” shall mean each share of Class B common stock, par value $0.10 per share, of the Company.

“Company Common Stock” shall mean each share of common stock, par value $0.10 per share, of the Company.

Exhibit A-1

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equity Awards” shall mean the Company RSU Awards, Company SAR Awards and Company PSU Awards.

“Company Equity Plans” shall mean the Company’s 2023 Equity Incentive Plan and the Company’s 2010 Stock Option and Incentive Plan.

“Company ERISA Affiliate” shall mean any entity, trade, or business (whether or not incorporated) that is, or was at the relevant time, under common control, or treated as a single employer, with the Company or any of its Subsidiaries within the meaning of Section 414(b), Section 414(c), Section 414(m), or Section 414(o) of the Code.

“Company Final Price” shall mean the last sales price of a share of Company Common Stock on the last trading day immediately preceding the Closing Date.

“Company Intervening Event” shall mean a material event, circumstance, change, effect, development or condition that was not known to, or reasonably foreseeable by, the Company Board (or committee thereof) on the date of this Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable to the Company Board (or committee thereof) as of the date of this Agreement), which event, circumstance, change, effect, development, condition or any consequence thereof, becomes known to the Company Board prior to the Company Shareholder Approval; provided that in no event shall any of the following give rise to, contribute to or constitute a Company Intervening Event: (i) any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to a Company Acquisition Proposal, (ii) the execution of this Agreement, the public announcement, pendency or consummation of the Mergers or the other transactions contemplated by this Agreement or the identity of Parent, (iii) any change in the price or trading volume of the Company Common Stock or the Parent Common Stock or any change in the Company’s or Parent’s credit rating (provided that the facts or occurrences giving rise to or contributing to such failure may constitute or be taken into account in determining whether there has been a Company Intervening Event) or (iv) any failure by the Company or Parent to meet its respective internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third-party estimates or expectations of the Company’s or Parent’s, as applicable, revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure may constitute or be taken into account in determining whether there has been a Company Intervening Event).

“Company Lease” shall mean any lease, sublease, license or other occupancy contract (including all material amendments, extensions, renewals, guaranties and other agreements with respect thereto) demising Company Leased Real

Exhibit A-2

Property providing for payments by the Company or any of its Subsidiaries in excess of $500,000 per fiscal year.

“Company Leased Real Property” shall mean any real property that the Company or any of its Subsidiaries leases, subleases, licenses or otherwise uses or occupies from any other Person (whether as a tenant, subtenant, or pursuant to other occupancy arrangements).

“Company Owned IP” shall mean any and all Intellectual Property owned, or purported by the Company or its Subsidiaries to be owned, by the Company or its Subsidiaries.

“Company Owned Real Property” shall mean the real property which is owned by the Company or any of its Subsidiaries.

“Company PSU Award” shall mean an award of restricted stock units granted under any Company Equity Plan corresponding to shares of Company Common Stock that are or were, at the time of grant, subject to vesting conditions based on performance.

“Company Recommendation” shall mean the recommendation of the Company Board that the shareholders of the Company adopt this Agreement and approve the Mergers and the transactions contemplated hereby.

“Company RSU Award” shall mean an award of restricted stock units granted under any Company Equity Plan corresponding to shares of Company Common Stock that are or were, at the time of grant, subject to vesting conditions based only on continuing service.

“Company SAR Award” shall mean an award of a stock appreciation right corresponding to shares of Company Common Stock that were granted under any Company Equity Plan.

“Company Service Provider” shall mean any Service Provider of the Company or any of its Subsidiaries.

“Company Stock” shall mean, collectively, the Company Common Stock and Company Class B Common Stock.

“Company Superior Proposal” shall mean a bona fide written Company Acquisition Proposal (provided, however, that for purposes of this definition, references to “twenty percent (20%) or more” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “more than fifty percent (50%)”), which the Company Board (or committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) (i) to be reasonably likely to be consummated if accepted and (ii) to be more favorable to the Company’s shareholders than the Mergers and the other transactions contemplated by this Agreement, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory

Exhibit A-3

aspects of the proposal, all the terms and conditions of such proposal and this Agreement, and any changes to the terms of this Agreement offered by Parent in response to such Company Acquisition Proposal.

“Company Tax Counsel” shall mean Paul Hastings LLP or such other nationally recognized tax counsel reasonably satisfactory to the Company.

“Company Termination Fee” shall mean $213,300,000.

“Confidentiality Agreement” shall mean the Confidentiality Agreement, dated January 26, 2025, between Parent and the Company.

“Contract” shall mean any binding contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, license, indenture, note, bond, loan, arrangement, commitment, instrument, understanding, permit, concession, franchise, commitment, partnership, limited liability company or other agreement but shall not include any Company Benefit Plan or Parent Benefit Plan.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities or partnership or other interests, by Contract or otherwise. The terms “Controlling” and “Controlled by” shall have correlative meanings.

“Deemed Performance Level” shall mean 150% of the target performance level.

“Deferred Compensation Plan” shall mean the UniFirst Corporation Deferred Compensation Plan, effective February 1, 2022.

“Delaware Secretary” shall mean the Secretary of State of the State of Delaware.

“Employee Benefit Plan” shall mean (i) an “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, (ii) a contract, plan, program, policy, practice, agreement, or arrangement, whether written or unwritten, relating to retirement, supplemental retirement, profit-sharing, bonus, commission, incentive compensation, equity or equity-based compensation, deferred compensation, vacation, leave, sick pay, stock purchase, stock option, phantom equity, restricted stock, severance, supplemental unemployment, health and welfare, retiree medical or life insurance, death or disability, fringe, or other similar compensation or employee benefits, or (iii) an employment, consulting, independent contractor, termination, severance, change of control, retention, transaction, or other compensatory contract, plan, program, policy, practice, agreement, or arrangement.

“Environmental Laws” shall mean all applicable Laws relating to pollution or protection of the environment, natural resources or, as it

Exhibit A-4

relates to exposure to hazardous materials, human health and safety, including Laws relating to Releases of hazardous materials and the manufacture, processing, distribution, use, treatment, storage, transport or handling of hazardous materials, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.), and other similar non-U.S., state and local Laws.

“Equity Award Conversion Ratio” means an amount equal to the sum of (a) the Exchange Ratio, plus (b) the quotient (rounded to four decimal places) obtained by dividing (i) the Per Share Cash Amount by (ii) the Parent Common Stock Reference Price.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Existing Company Credit Agreement” shall mean the Third Amended and Restated Credit Agreement, dated as of August 12, 2025, by and among the Company, the subsidiary borrowers from time to time party thereto, the institutions from time to time parties thereto as lenders, Bank of America, N.A., as the administrative agent.

“Existing Parent Credit Agreement” means that certain Third Amended and Restated Credit Agreement, dated as of March 23, 2022, among Cintas Corporation No. 2, as the borrower, the other loan parties party thereto (including Parent), the lenders named therein and KeyBank, National Association, as administrative agent, swing line lender and issuing lender (as the same may be amended, modified, supplemented, replaced or refinanced from time to time).

“FCPA” shall mean the U.S. Foreign Corrupt Practices Act of 1977, as amended.

“Financing Source Parties” shall mean any Person (other than Parent or any of its Affiliates), including the Financing Parties (including the Initial Lenders), that has committed to provide or arrange or otherwise entered into agreements in connection with providing or arranging the Financing or any portion thereof, and the parties to any joinder agreements, indentures or credit agreements (or similar definitive financing documents) entered pursuant thereto or relating thereto, each together with their respective controlling Persons, directors, officers, employees, investment bankers, agents, attorneys, accountants and other advisors acting on such Person’s behalf or Affiliates and any permitted successors or assignees of the foregoing.

Exhibit A-5

“GAAP” shall mean United States generally accepted accounting principles.

“Governmental Authority” shall mean any federal, state, local, U.S. or non-U.S. or supranational government, or any governmental, regulatory, taxing, judicial or administrative authority, agency, commission or instrumentality.

“Hazardous Materials” shall mean any material, substance, chemical or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil or words of similar meaning or effect under any Environmental Law or (ii) forms the basis of any liability under any Environmental Law.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indebtedness” shall mean (i) any indebtedness or other obligation for borrowed money, whether current, short-term or long-term and whether secured or unsecured, (ii) any indebtedness evidenced by a note, bond, debenture or other Security or similar instrument, (iii) any liabilities or obligations with respect to interest rate, currency or commodity swaps, collars, caps, hedging obligations or any Contract designated to protect a Person against fluctuations in interest rates, currency exchange rates or commodity prices, (iv) any capital leases under GAAP, (v) direct or contingent obligations under letters of credit, bankers’ acceptances, bank guarantees, surety bonds and similar instruments, each to the extent drawn upon and payable, (vi) obligations to pay the deferred purchase price (including any “earn-out”) of property or services (other than trade accounts payable in the ordinary course of business) and (vii) guarantees in respect of clauses (i) through (vi), including guarantees of another Person’s Indebtedness or any obligation of another Person which is secured by assets of the Company or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable.

“Intellectual Property” shall mean any and all intellectual property and similar proprietary rights throughout the world, including (i) trade names, trademarks, brand names and service marks, certification marks, logos, symbols, trade dress and similar rights (in each case, whether registered or unregistered), and all registrations and applications to register any of the foregoing and all goodwill associated with any of the foregoing (“Trademarks”), (ii) statutory invention registrations, patents and patent applications, including divisionals, revisions, continuations, continuations-in-part, renewals, extensions, re-issues and re-examinations thereof, (iii) copyrights (whether registered or unregistered) and any equivalent rights in published and unpublished works of authorship regardless of the medium, and all registrations and applications for registration applications for registration of the foregoing, (iv) internet domain names, (v) confidential information, including trade secrets and know-how (“Trade Secrets”) and proprietary information and (vi) rights in computer programs, software, website and mobile content (whether in source code, object code, or other form), algorithms, databases, compilations and data, technology supporting the foregoing, and all documentation, including user manuals and training materials, related to any of the foregoing (collectively, “Software”).

Exhibit A-6

“IRS” shall mean the United States Internal Revenue Service.

“IT Assets” shall mean any and all computers, computer systems, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, circuits and all other information technology equipment or systems.

“Knowledge” shall mean the actual knowledge of the officers and employees of the Company set forth on Appendix A(1) of the Company Disclosure Letter, or the officers and employees of Parent set forth on Appendix A(1) of the Parent Disclosure Letter, as applicable, in each case after reasonable inquiry by each such person.

“Labor Agreement” shall mean any collective bargaining agreement, Contract, or other labor-related agreement or arrangement with a labor union, trade union, labor organization, works council, or similar employee representative body.

“Law” shall mean any U.S., non-U.S., federal, state, municipal, local, national, supranational or non-U.S. statute or law (whether statutory or common law), constitution, code, ordinance, rule, regulation, order, writ, judgment, decree, legally binding directive, arbitration award or any other legally enforceable requirement of any Governmental Authority.

“Lien” shall mean liens, claims, mortgages, deeds of trust, leases, subleases, licenses, encumbrances, pledges, security interests, easements, options, rights of first offer or first refusal, hypothecations, conditional sales agreements, adverse claims of ownership or use, title defects, right of way or charges of any kind.

“Massachusetts Secretary” shall mean the Secretary of the Commonwealth of Massachusetts.

“Material Adverse Effect” shall mean, with respect to any Person, any event, circumstance, occurrence, effect, fact, development or change that, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided that none of the following (or the results thereof) shall constitute or be taken into account in determining whether a Material Adverse Effect shall have occurred: (i) changes in general economic, financial market, regulatory, business, financial, political, geopolitical, credit or capital market conditions, including interest or exchange rates, tariffs and trade wars; (ii) general changes or developments in any of the industries or markets in which such Person or any of its Subsidiaries operate, including due to the issuance of any executive orders or other proposed or binding directives or the opening of any investigation, inquiry or similar action, in each case, by any Governmental Authority; (iii) (A) adoption, implementation, repeal, modification or amendment of any applicable Laws or (B) changes in GAAP, or in the case of each of clause (A) and (B), any change in interpretations or enforcement thereof; (iv) any change in the price or trading volume of such Person’s securities or other financial instruments or change in such Person’s credit rating, in and of itself (provided that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may constitute or be taken into account in determining whether a Material Adverse Effect has occurred); (v) any

Exhibit A-7

failure by such Person to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operation or any published analyst or other third-party estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may constitute or be taken into account in determining whether a Material Adverse Effect has occurred); (vi) acts of war (whether or not declared), hostilities, military actions or acts of terrorism, cyberterrorism, cyber-attacks, cyber-invasions, cyber-security breaches or any escalation or worsening of the foregoing, weather related events, fires, natural disasters, epidemics, pandemics, plagues or other outbreaks of illness or disease or public health events or any other acts of God; (vii) any action taken or (to the extent the relevant action is expressly permitted by the terms of this Agreement) not taken at the express written request of the Company (in the case of Parent) or Parent (in the case of the Company) after the date of this Agreement; (viii) the identity of Company (in the case of Parent) or Parent (in the case of the Company) and, other than with respect to a representation or warranty contained in this Agreement to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Mergers or the performance of obligations under this Agreement, the execution of this Agreement, the public announcement, pendency or consummation of the Mergers or the other transactions contemplated by this Agreement (including, to the extent resulting from the foregoing, any effect on any of such Person’s or any of its Subsidiaries’ relationships with their respective customers, suppliers, employees, distributors, landlords, business partners or regulators); or (ix) the availability or cost of equity, debt or other financing to Parent (in the case of the Company); provided, further, that, the exceptions in clauses (i) through (iii) and (vi) shall not apply to the extent the events, circumstances, occurrences, effects, facts, developments or changes set forth in such clauses have a disproportionate impact on such Person and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which such Person and its Subsidiaries operate.

“Multiemployer Plan” shall mean any “multiemployer plan” within the meaning of Sections 3(37) and 4001(a)(3) of ERISA.

“NASDAQ” shall mean Nasdaq Global Select Market.

“Non-U.S. Plan” shall mean an Employee Benefit Plan that otherwise meets the definition of a “Company Benefit Plan,” but that covers Service Providers primarily based outside of the United States.

“NYSE” shall mean New York Stock Exchange.

“OFAC” shall mean the Office of Foreign Assets Control of the U.S. Department of the Treasury or any successor agency or office.

“Order” shall mean any decree, order, judgment, injunction, writ, stipulation, award, temporary restraining order or other order in any Proceeding by or with any Governmental Authority.

Exhibit A-8

“Parent Benefit Plan” shall mean an Employee Benefit Plan that is maintained, adopted, sponsored, contributed to, or required to be contributed to by Parent or any of its Subsidiaries (other than, following the Closing, the Company and its Subsidiaries) for the benefit of any current or former Company Service Provider or any beneficiary or dependent thereof or under which the Company or any of its Subsidiaries could reasonably be expected to have any liability; excluding, in each case, any Multiemployer Plan and any Employee Benefit Plan sponsored by a Governmental Authority.

“Parent Common Stock” shall mean each share of common stock, no par value, of Parent.

“Parent Common Stock Reference Price” means the volume-weighted average closing price, rounded to four decimal places, of one (1) share of Parent Common Stock on NASDAQ for the period of ten (10) consecutive trading days ending on the second full trading day preceding the Closing Date.

“Parent Credit Facilities” shall mean, the Third Amended and Restated Credit Agreement, dated as of March 23, 2022 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time), by and among Cintas Corporation No. 2, as the borrower, the other loan parties from time to time party thereto (including Parent), the institutions from time to time party thereto as lenders, KeyBank National Association, as administrative agent and U.S. Bank National Association, as documentation agent.

“Parent Disclosure Letter” shall mean the disclosure letter delivered by Parent to the Company simultaneously with the execution of this Agreement.

“Parent Equity Plans” shall mean (i) the 2005 Equity Compensation Plan, as amended October 22, 2014, and (ii) the 2016 Amended and Restated Equity and Incentive Compensation Plan, as amended and restated October 29, 2024.

“Parent Organizational Documents” shall mean the certificate of incorporation or formation, bylaws or operating agreement and similar governing documents, each as amended as of the date of this Agreement, of Parent, Merger Sub Inc. and Merger Sub LLC.

“Parent Tax Counsel” shall mean Davis Polk & Wardwell LLP, or such other nationally recognized tax counsel reasonably satisfactory to Parent.

“Parent Termination Fee” shall mean $350,000,000.

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due and payable or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established, in accordance with GAAP, (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen, repairmen and other similar Liens incurred in the ordinary course of business, or that are not yet

Exhibit A-9

due or that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been established (as of the date of this Agreement and as of the Closing), in accordance with GAAP, (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance or other types of social security or non-U.S. equivalents, (iv) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such real property, that do not, individually or in the aggregate, materially and adversely interfere with or impact the use of the applicable real property as currently conducted and are not violated in any material respect by the current use and operation of such real property or the operation of the business of the Company and its Subsidiaries, (v) with respect to real property, Liens, defects or other imperfections of title, if any, that do not, individually or in the aggregate, materially affect the ownership, right to use or operation (as applicable) of the applicable property in the conduct of business of a Person and its Subsidiaries as currently conducted, (vi) Liens imposed on the underlying fee interest (or any other superior interest) of any real property held pursuant to a lease (other than such Liens caused by the applicable lessee), (vii) rights of any landlord (or similar capacity) of any real estate lease or sublease (and related terms and conditions) under which the Company is a lessee or sublessee, (viii) in the case of Intellectual Property, non-exclusive licenses granted in the ordinary course of business, (ix) securing indebtedness that is reflected on the most recent consolidated balance sheet of the Company or notes thereto, (x) any Liens that do not materially and adversely affect the continued ownership, rights to use or operation (as applicable) of the applicable property or assets subject thereto in the conduct of business of a Person and its Subsidiaries as currently conducted and (xi) Liens as set forth on Appendix A(2) of the Company Disclosure Letter.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Personal Data” shall mean (i) any information that identifies, or in combination with other information may identify, is linked to, or relates to an individual, or is reasonably capable of being associated with an individual; and (b) any data or information that qualifies as “personal data,” “personal information,” “personally identifiable information,” “non-public personal information” or any similar term under applicable Law relating to privacy or data protection.

“Proceeding” shall mean legal, administrative, arbitral or other proceedings, suits, actions, investigations, claims, audits, charges, indictments or litigations.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Representative” shall mean, with respect to any Person, such Person’s Affiliates and its and their respective officers, directors, managers, partners,

Exhibit A-10

employees, accountants, counsel, financial advisors, consultants and other advisors or representatives.

“Sanctioned Country” shall mean, at any time, a country or territory which is itself the subject or target of comprehensive Sanctions (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine, and the non-government-controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).

“Sanctioned Person” shall mean (i) any Person listed in any Sanctions-related list of designated Persons maintained by the United States (including through OFAC or the U.S. Department of State), the United Nations Security Council, the European Union, any European Union member state, or the United Kingdom, (ii) any Person located, organized or resident in a Sanctioned Country, (iii) any Person fifty percent (50%) or more owned or otherwise controlled by any such Person or Persons described in the foregoing clauses (i) or (ii), or (iv) any Person targeted by party-specific export controls (including by inclusion on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Military End User List, or Entity List).

“Sanctions” shall mean economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government through OFAC or the U.S. Department of State, the United Nations Security Council, the European Union or any European Union member state, His Majesty’s Treasury of the United Kingdom, or any other jurisdiction where such party or any of its Subsidiaries do business.

“Sarbanes-Oxley Act” shall mean the Sarbanes-Oxley Act of 2002, as amended.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security” shall mean, with respect to any Person, any series of common stock, preferred stock and any other equity securities or capital stock of such Person (including interests convertible into or exchangeable or exercisable for any equity interest in any such series of common stock, preferred stock, and any other equity securities or capital stock of such Person), however described and whether voting or non-voting.

“Service Provider” shall mean any current or former officer, director, employee, consultant, independent contractor or other individual service provider.

“Subsidiary” of a Person shall mean any other Person with respect to which the first Person (i) has the right to elect a majority of the board of directors or other Persons performing similar functions or (ii) beneficially owns more than fifty percent (50%) of the voting stock (or of any other form of voting or controlling equity interest in the case

Exhibit A-11

of a Person that is not a corporation), in each case, directly or indirectly through one or more other Persons.

“Tax” or “Taxes” shall mean any and all U.S. federal, state, local and foreign taxes, assessments, charges, fees, levies, duties, tariffs, imposts, liabilities and other similar charges (together with any and all interest, penalties and additions to tax) imposed by any Governmental Authority, whether disputed or not, including taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth, and taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes.

“Tax Counsels” shall mean, collectively, the Company Tax Counsel and the Parent Tax Counsel.

“Tax Returns” shall mean returns (including information returns), reports, declarations, claims for refund and information statements, including any schedule, attachment or amendment thereto, with respect to Taxes filed or required to be filed with the IRS or any other Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Treasury Regulations” shall mean regulations promulgated by the U.S. Department of the Treasury under the Code.

“WARN Act” shall mean the Worker Adjustment and Retraining Notification Act of 1988 and any similar state, local or non-U.S. Law.

Exhibit A-12